                                     FILED PURSUANT TO GENERAL INSTRUCTION II.L.
                                        OF FORM F-10; FILE NO. 333-121260.

PROSPECTUS SUPPLEMENT AND SOLICITATION STATEMENT
(TO PROSPECTUS DATED JUNE 17, 2004, AS AMENDED BY AN AMENDMENT DATED DECEMBER 13, 2004)

                                (PARAMOUNT LOGO)
                               Offer to Exchange
   US$133,256,000 Aggregate Principal Amount of 7 7/8% Senior Notes Due 2010
                      (CUSIP 699320AA5, ISIN US699320AA59)
                                      and
    US$81,250,000 Aggregate Principal Amount of 8 7/8% Senior Notes Due 2014
                      (CUSIP 699320AB3, ISIN US699320AB33)
                                      for
     US$214,506,000 Aggregate Principal Amount of 8% Senior Notes Due 2012
                                      and
                                      Cash
                                      and
          Solicitation of Consents to Amendments to Related Indentures

HOLDERS WHO DESIRE TO RECEIVE THE CONSENT PAYMENT, THE NEW NOTES AND THE APPLICABLE CASH CONSIDERATION REFERRED TO BELOW MUST BOTH VALIDLY CONSENT TO THE PROPOSED AMENDMENTS (AS DEFINED BELOW), AND VALIDLY TENDER THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER ON OR PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 29, 2004, UNLESS EXTENDED (SUCH TIME AND DATE AS THE SOLICITATION MAY BE EXTENDED, THE "CONSENT EXPIRATION TIME"), AND MAY NOT SUBSEQUENTLY WITHDRAW SUCH TENDER. THE EXCHANGE OFFER AND CONSENT SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 13, 2005, UNLESS EXTENDED (SUCH TIME AND DATE AS THE EXCHANGE OFFER MAY BE EXTENDED, THE "OFFER EXPIRATION DATE"), BUT HOLDERS WHO DELIVER THEIR CONSENT AND TENDER THEIR NOTES PURSUANT TO THE EXCHANGE OFFER AFTER THE CONSENT EXPIRATION TIME WILL RECEIVE ONLY THE NEW NOTES AND THE APPLICABLE CASH CONSIDERATION. HOLDERS MAY NOT CONSENT TO THE PROPOSED AMENDMENTS WITHOUT TENDERING THEIR NOTES IN THE EXCHANGE OFFER.

THE OLD NOTES

We originally issued US$175,000,000 aggregate principal amount of our 7 7/8% Senior Notes due 2010, which we refer to as our "2010 Notes", on October 27, 2003. We originally issued US$125,000,000 aggregate principal amount of our 8 7/8% Senior Notes due 2014, which we refer to as our "2014 Notes", on June 29, 2004. We refer to our 2010 Notes and 2014 Notes collectively as the "old notes" and individually as an "issue" of old notes. The terms of the 2010 Notes and the 2014 Notes are similar. On November 30, 2004, we announced that we will redeem US$41,744,000 of the 2010 Notes and US$43,750,000 of the 2014 Notes on December 30, 2004 in accordance with the indentures governing the old notes, which we refer to as the "old indentures".

THE NEW NOTES

The terms of the 8% Senior Notes due 2012, which we refer to as our "new notes", will be similar to the terms of the old notes, except as described under the heading "Comparison of the Old Notes and New Notes" and "Description of the New Notes" in this prospectus supplement and solicitation statement, which we refer to as this "Statement". Unless the context requires otherwise, references in this Statement to the new notes also refer to the cash consideration described in the following paragraph to be made to tendering holders promptly after we accept old notes for exchange in the exchange offer.

               The sole Dealer Manager and Solicitation Agent is:

                              UBS INVESTMENT BANK

                                             (cover page continued on next page)

THE EXCHANGE OFFER AND CONSENT SOLICITATION

In this Statement, we refer to the exchange offer for the 2010 Notes and the exchange offer for the 2014 Notes collectively as the "exchange offer". For a description of the terms and conditions of the exchange offer, refer to "The Exchange Offer and Consent Solicitation" in this Statement. In connection with the exchange offer, each holder of old notes will receive, for each US$1,000 of principal amount of old notes that is exchanged in the exchange offer, US$1,000 principal amount of new notes and cash consideration of, in the case of the 2010 Notes, US$103.27, and in the case of the 2014 Notes, US$185.44, excluding the consent payment described below.

In conjunction with the exchange offer, we are also soliciting consents from the registered holders of the old notes to certain proposed amendments to the old indentures. You should refer to the section of this Statement entitled "The Exchange Offer and Consent Solicitation--Proposed Amendments".

The exchange offer and consent solicitation will expire at 5:00 p.m., New York City time, on January 13, 2005, unless we extend it. However, a consent payment of US$30.00 for each US$1,000 principal amount of old notes will be paid to holders of old notes who tender their old notes prior to the consent expiration time, provided that the requisite consents (as defined below) are received at that time. The consent payment will be paid to tendering holders promptly after the consent expiration time. Tenders of old notes made prior to the consent expiration time and not validly withdrawn will become irrevocable at the consent expiration time, except in the limited circumstances described in this Statement under "The Exchange Offer and Consent Solicitation--Withdrawal of Tenders and Revocation of Consents".

SEE "RISK FACTORS" BEGINNING ON PAGE S-16 OF THIS STATEMENT FOR A DISCUSSION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN DETERMINING WHETHER TO EXCHANGE YOUR OLD NOTES FOR THE NEW NOTES AND DELIVER YOUR CONSENT UNDER THE CONSENT SOLICITATION. SEE ALSO "RISK FACTORS" BEGINNING ON PAGE 1 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF RISK FACTORS GENERALLY APPLICABLE TO US AND OUR BUSINESS.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY US STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS STATEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

WE ARE PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS STATEMENT AND THE ACCOMPANYING PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS, WHICH ARE INCLUDED IN THIS STATEMENT AND INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS, IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

EXCHANGING OLD NOTES FOR NEW NOTES AND OWNING THE NEW NOTES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. THERE MAY ALSO BE TAX CONSEQUENCES FOR NOT EXCHANGING OLD NOTES FOR NEW NOTES. THIS STATEMENT AND THE ACCOMPANYING PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION CONTAINED IN THIS STATEMENT.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS STATEMENT AND THE ACCOMPANYING PROSPECTUS ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS AND THE ASSETS OF OUR DIRECTORS AND OFFICERS AND THE EXPERTS ARE LOCATED OUTSIDE THE UNITED STATES.

YOU SHOULD BE AWARE THAT DURING THE PERIOD OF THE EXCHANGE OFFER, WE OR OUR AFFILIATES, DIRECTLY OR INDIRECTLY, MAY BID FOR OR MAKE PURCHASES OF THE OLD NOTES, AS PERMITTED BY APPLICABLE LAWS OR REGULATIONS.

THIS EXCHANGE OFFER IS BEING MADE BY PROSPECTUS IN THE UNITED STATES. THIS OFFER TO EXCHANGE IS NOT BEING MADE TO, NOR WILL TENDERS OF OLD NOTES BE ACCEPTED FROM OR ON BEHALF OF, OR NEW NOTES ISSUED TO, HOLDERS OF OLD NOTES RESIDENT IN, OR OTHERWISE SUBJECT TO THE LAWS OF, ANY PROVINCE OR TERRITORY OF CANADA OR ANY OTHER JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER OR THE ISSUANCE OF NEW NOTES WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, WE MAY EXTEND THE EXCHANGE OFFER TO SUCH HOLDERS AND ACCEPT TENDERS OF OLD NOTES FROM OR ON BEHALF OF, AND ISSUE NEW NOTES TO, SUCH HOLDERS, IF WE DETERMINE, IN OUR SOLE DISCRETION, THAT SUCH EXTENSION AND ACCEPTANCE OF THE OFFER AND ISSUANCE OF NEW NOTES IS PERMITTED BY APPLICABLE LAWS.

December 15, 2004
                                             (cover page continued on next page)

APPLICATIONS TO REGISTER THESE SECURITIES HAVE BEEN FILED WITH, BUT HAVE NOT YET BECOME EFFECTIVE IN, THE US STATES OF KENTUCKY AND OREGON. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED IN EACH OF THOSE US STATES PRIOR TO THE TIME THE RESPECTIVE REGISTRATION STATEMENT BECOMES EFFECTIVE EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

A NOTICE OF CLAIM OF EXEMPTION FOR MULTIJURISDICTIONAL SECURITIES UNDER SEC. R14-4-135 OF THE REGULATIONS OF THE US STATE OF ARIZONA CORPORATION COMMISSION HAS BEEN FILED. THESE SECURITIES MAY NOT BE SOLD NOR MAY SOLICITATIONS OF OFFERS TO BUY BE MADE EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATE UNTIL THE REGISTRATION STATEMENT HAS BEEN ON FILE WITH THE US STATE OF ARIZONA CORPORATION COMMISSIONER FOR AT LEAST SEVEN DAYS.

NOTICE OF CLAIM OF EXEMPTION HAS BEEN FILED IN THE US STATE OF MAINE BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY SOLICITATIONS OF OFFERS TO BUY BE MADE IN SUCH US STATE UNTIL THE NOTICE BECOMES EFFECTIVE EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATE.

THESE SECURITIES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR OFFER AND SALE IN THE US STATES OF CALIFORNIA, IDAHO, ILLINOIS, INDIANA, MARYLAND, MICHIGAN, MINNESOTA, MISSOURI, NEW HAMPSHIRE, NEW JERSEY, NORTH DAKOTA, OHIO, PENNSYLVANIA, TENNESSEE, TEXAS AND UTAH AND NO SUCH OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH US STATES EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

A REQUEST FOR A GRANT OF EXEMPTION FROM REGISTRATION IN THE US STATE OF SOUTH DAKOTA AND FOR A DISCRETIONARY EXEMPTION ORDER IN THE US STATE OF WISCONSIN HAS BEEN MADE IN RESPECT OF THE SECURITIES. PENDING THE GRANTING OF SUCH RELIEF FROM REGISTRATION NO OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH US STATES EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

NOTICES OF INTENTION TO SELL HAVE BEEN FILED IN THE US STATES OF GEORGIA AND LOUISIANA BUT HAVE NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED IN EACH OF THOSE US STATES PRIOR TO THE TIME A CERTIFICATE HAS BEEN ISSUED BY THE RESPECTIVE COMMISSIONERS OF SUCH US STATES EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

--------------------------------------------------------------------------------

IMPORTANT NOTICE ABOUT INFORMATION IN THIS STATEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Statement, which describes the specific terms of the exchange offer, the terms of the new notes we are offering in the exchange offer, and the consent solicitation, and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part, the accompanying prospectus dated June 17, 2004, as amended by an amendment dated December 13, 2004, gives more general information, some of which may not apply to the exchange offer, the new notes or the consent solicitation. The accompanying prospectus, as amended, is referred to as the "prospectus" in this Statement.

IF THE DESCRIPTION OF THE TERMS OF THE NEW NOTES VARIES BETWEEN THIS STATEMENT AND THE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS STATEMENT.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS STATEMENT AND THE PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE DEALER MANAGER AND SOLICITATION AGENT IS NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS STATEMENT AND THE PROSPECTUS, AS WELL AS INFORMATION WE PREVIOUSLY FILED WITH THE US SECURITIES AND EXCHANGE COMMISSION AND WITH THE SECURITIES REGULATORY AUTHORITIES IN CERTAIN OF THE PROVINCES OF CANADA THAT IS INCORPORATED BY REFERENCE, IS ACCURATE AS OF ITS RESPECTIVE DATES ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

Except as set forth under "Description of debt securities" in the prospectus, and "Comparison of the old notes and new notes" and "Description of the new notes" in this Statement, and unless the context otherwise requires, all references in this Statement and the prospectus to "Paramount", "we", "us" and "our" mean Paramount Resources Ltd. and its consolidated subsidiaries and partnerships.

In this Statement and the prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. Unless otherwise indicated, all financial information included in this Statement and incorporated by reference in the prospectus is determined using Canadian generally accepted accounting principles, referred to as "Canadian GAAP". "US GAAP" means generally accepted accounting principles in the United States. We prepare our consolidated financial statements in accordance with Canadian GAAP, which differs from US GAAP. Therefore, our consolidated financial statements incorporated by reference into the prospectus may not be comparable to financial statements prepared in accordance with US GAAP. For a summary of the principal differences between our financial results as calculated under Canadian GAAP and under US GAAP, you should refer to the documents entitled "Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles for the year ended December 31, 2003 and the three-months ended March 31, 2004" and "Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles for the Nine-Month Period Ended September 30, 2004 and 2003" incorporated by reference into the prospectus.

This Statement contains disclosure respecting crude oil and natural gas production expressed as "Mcfe", "MMcfe", "MMcfe/d" or "Bcfe" (see definitions on page S-7). All crude oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of crude oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio

--------------------------------------------------------------------------------
                                                                               I

IMPORTANT NOTICE ABOUT INFORMATION IN THIS STATEMENT AND THE ACCOMPANYING PROSPECTUS
--------------------------------------------------------------------------------

of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this Statement, all reserves and production information is shown on a net basis (after royalties). In the documents incorporated by reference in the prospectus, all reserves and production information is shown before royalties unless otherwise indicated. Our reserves have been calculated in accordance with the reserves classifications prescribed by National Instrument 51-101 of the Canadian Securities Administrators. Unless otherwise indicated, all reserves information in this Statement is based on constant prices and costs.

--------------------------------------------------------------------------------
 II

--------------------------------------------------------------------------------

Table of contents

PROSPECTUS SUPPLEMENT AND SOLICITATION STATEMENT

                                                               PAGE
                                                               -----
Questions and answers regarding procedural aspects of the
  exchange offer and consent solicitation...................     S-1
Disclosure regarding forward-looking statements.............     S-4
Definitions and other matters...............................     S-7
Exchange rate data..........................................     S-8
Prospectus summary..........................................     S-9
Risk factors................................................    S-16
Consolidated capitalization.................................    S-21
Use of proceeds.............................................    S-22
Offering structure..........................................    S-22
Our company.................................................    S-23
Trust spinout...............................................    S-23
Effect of the trust spinout on our business.................    S-25
The trust...................................................    S-29
The exchange offer and consent solicitation.................    S-31
Comparison of the old notes and new notes...................    S-43
Description of the new notes................................    S-45
Description of other indebtedness...........................    S-92
Credit ratings..............................................    S-94
Interest coverage...........................................    S-95
Certain Canadian and US income tax consequences.............    S-98
Plan of distribution........................................   S-103
Legal matters...............................................   S-104
Experts.....................................................   S-104
Documents incorporated by reference.........................   S-104
Pro forma consolidated financial statements.................   S-106
PROSPECTUS
About this prospectus.......................................       i
Where you can find more information.........................      ii
Disclosure regarding forward-looking statements.............       v
Risk factors................................................       1
Paramount Resources Ltd. ...................................       8
Recent developments.........................................       8
Use of proceeds.............................................       8
Interest coverage...........................................       9
Description of debt securities..............................      10
Certain income tax consequences.............................      25
Plan of distribution........................................      26
Legal matters...............................................      26
Experts.....................................................      27
Documents filed as part of the US registration statement....      27
Index to financial statements...............................     F-1

--------------------------------------------------------------------------------
                                                                             III

--------------------------------------------------------------------------------

QUESTIONS AND ANSWERS REGARDING PROCEDURAL ASPECTS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION

WHAT IS THE TRUST SPINOUT?
We propose to undertake a reorganization which would result in our shareholders and us receiving units of a new energy trust, which we refer to as the "Trust", which would indirectly own a substantial portion of our existing assets. We refer to the transactions occurring as part of or in connection with the reorganization, and all related transactions, as the "Trust Spinout". Our shareholders would continue to be shareholders and after the Trust Spinout we would continue to operate as we have in the past. We expect that following the Trust Spinout our shareholders would own approximately 81% of the Trust units and we would own approximately 19% of the Trust units. We would also receive approximately $150 million from the Trust in connection with the Trust Spinout. The assets intended to become indirectly owned by the Trust, which we refer to as the "Spinout Assets", are located in the Kaybob and Marten Creek areas of Alberta.

The old indentures contain restrictions that would prevent us from completing the Trust Spinout without the consent of the holders of the old notes. You should refer to the sections of this Statement entitled "Our Company", "Trust Spinout", "Effect of the Trust Spinout on Our Business" and "The Trust".

WHAT IS THE PURPOSE OF THE EXCHANGE OFFER AND CONSENT SOLICITATION?
The purpose of the exchange offer, which is conditioned upon the satisfaction of the Minimum Tender Condition (as defined below), the Supplemental Indenture Condition (as defined below) and other general conditions, as further described under "The Exchange Offer and Consent Solicitation--Conditions to the Exchange Offer and Consent Solicitation", is to exchange all old notes outstanding on the offer expiration date for new notes. The purpose of the consent solicitation is to eliminate substantially all of the affirmative and restrictive covenants, events of default, repurchase rights and related provisions contained in the old indentures, in order to enhance our operational and financial flexibility.

WHAT WILL I RECEIVE IN EXCHANGE FOR MY OLD NOTES?
If you tender your old notes in the exchange offer, you will receive, for each US$1,000 of aggregate principal amount of old notes that are exchanged in the exchange offer, US$1,000 aggregate principal amount of new notes and the applicable cash consideration of, in the case of the 2010 Notes, US$103.27, and in the case of the 2014 Notes, US$185.44. In addition, under the circumstances described in the next paragraph, you may also receive a consent payment.

HOW DO I RECEIVE A CONSENT PAYMENT?
If you tender your old notes in the exchange offer prior to 5:00 p.m., New York City time, on December 29, 2004, unless extended (we refer to such time and date as extended as the "consent expiration time"), and the requisite consents are received prior to the consent expiration time, you will receive a consent payment of US$30.00 for each US$1,000 principal amount of old notes that are tendered in the exchange offer and not withdrawn. Holders entitled to the consent payment will receive it promptly following the consent expiration time.

ARE THERE ANY SIGNIFICANT CONDITIONS TO THE COMPLETION OF THE EXCHANGE OFFER? The completion of the exchange offer will be conditioned upon, among other things, our receipt of valid tenders, which are not withdrawn, in respect of at least a majority in aggregate principal amount of each of the 2010 Notes and the 2014 Notes outstanding immediately prior to the offer expiration

--------------------------------------------------------------------------------

QUESTIONS AND ANSWERS REGARDING PROCEDURAL ASPECTS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION
--------------------------------------------------------------------------------

date, our receipt of the requisite consents (as defined below), which are not withdrawn, with respect to each of the 2010 Notes and the 2014 Notes, and the satisfaction of the Supplemental Indenture Condition. We reserve the right to waive these conditions. Adoption of the proposed amendments with respect to an issue of old notes requires the consent of the holders of at least a majority of the aggregate principal amount of that issue of old notes, which we refer to collectively as the "requisite consents".

ARE THERE ANY SIGNIFICANT CONDITIONS TO THE PAYMENT OF THE CONSENT PAYMENT?
The payment of the consent payment will be conditioned upon, among other things, our receipt, prior to the consent expiration time, of the requisite consents to the proposed amendments by holders of both the 2010 Notes and 2014 Notes.

ARE ALL OF THE OUTSTANDING OLD NOTES BEING SOUGHT IN THE EXCHANGE OFFER?
On November 30, 2004, as permitted by and in accordance with the terms of the old indentures, we announced that we will redeem US$41,744,000 of the 2010 Notes and US$43,750,000 of the 2014 Notes on December 30, 2004. In the exchange offer, we are offering to exchange all of the old notes not called for redemption.

WILL THE NEW NOTES THAT I RECEIVE IN THE EXCHANGE OFFER BE RESTRICTED
SECURITIES?
The new notes have been registered under the US Securities Act of 1933 and will not be restricted securities for US federal securities law purposes.

HOW DO I TENDER MY NOTES IN THE EXCHANGE OFFER, AND TO WHOM SHOULD I SEND MY NOTES?
If you hold old notes through a broker, dealer, bank, trust company or other nominee, you should instruct your nominee to tender your old notes for you.

If you hold old notes in your own name, you should complete the letter of transmittal included with this Statement and deliver the completed letter of transmittal with the old notes to the exchange agent. The address and telephone number for the exchange agent is on the back cover of this Statement.

HOW LONG WILL THE EXCHANGE OFFER AND CONSENT SOLICITATION REMAIN OPEN?
The exchange offer and consent solicitation will expire at 5:00 p.m., New York City time, on January 13, 2005, unless we extend it (we refer to such time and date as extended as the "offer expiration date"). However, a consent payment of US$30.00 for each US$1,000 principal amount of old notes tendered will be paid to holders of old notes who validly tender their old notes prior to the consent expiration time, 5:00 p.m., New York City time, on December 29, 2004, unless extended, and do not withdraw them, if the requisite consents are received on or before the consent expiration time. Tenders of old notes made prior to the consent expiration time and not validly withdrawn will become irrevocable at the consent expiration time, except in the limited circumstances described in this Statement under "The Exchange Offer and Consent Solicitation--Withdrawal of Tenders and Revocation of Consents".

IF I TENDER MY OLD NOTES, WHEN WILL I RECEIVE MY NEW NOTES?
If you properly tender your old notes prior to the consent expiration time and do not withdraw your tender, and if the requisite consents with respect to both the 2010 Notes and the 2014 Notes have been received prior to the consent expiration time, you will receive the consent payment promptly following the consent expiration time, and you will receive your new notes and the applicable cash consideration promptly following the acceptance for exchange of your old notes, which we refer to as the "payment date". If you properly tender your old notes after the consent expiration time and before

--------------------------------------------------------------------------------

QUESTIONS AND ANSWERS REGARDING PROCEDURAL ASPECTS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION
--------------------------------------------------------------------------------

the offer expiration date you will receive your new notes and the applicable cash consideration on the payment date.

HOW DO I CONSENT TO THE AMENDMENTS TO THE OLD INDENTURES?
By tendering your old notes, you also consent to the amendments to the old indentures. Refer to the section of the Statement entitled "The Exchange Offer and Consent Solicitation--Proposed Amendments". You cannot tender your old notes without also consenting to the amendments to the old indentures.

WHAT IS THE DEADLINE FOR CONSENTING TO THE AMENDMENTS TO THE OLD INDENTURES? The consent solicitation will expire at the same time as the exchange offer on the offer expiration date, 5:00 p.m., New York City time, on January 13, 2005, unless extended. However, in order to receive a consent payment, tenders of old notes must be made prior to the consent expiration time, 5:00 p.m., New York City time, on December 29, 2004, unless extended, and not withdrawn, and the requisite consents must be received by us prior to the consent expiration time.

MAY I REVOKE MY TENDER OF OLD NOTES, AND THE RELATED CONSENT, AT ANY TIME?
If you hold old notes through a broker, dealer, bank, trust company or other nominee, you can revoke the tender of your old notes and related consent prior to the consent expiration time by directing your nominee to contact the exchange agent, The Bank of Nova Scotia Trust Company of New York, at its address on the back cover of this Statement.

If you hold old notes in your own name, you can revoke the tender of your old notes, and the related consent, prior to the consent expiration time by sending a written notice of withdrawal to the exchange agent, The Bank of Nova Scotia Trust Company of New York, at its address on the back cover of this Statement.

Old notes and the related consent properly tendered and not withdrawn at the consent expiration time will become irrevocable at the consent expiration time, except in the limited circumstances described in the Statement under the heading "The Exchange Offer and Consent Solicitation--Withdrawal of Tenders and Revocation of Consents".

WHOM SHOULD I CALL IF I HAVE QUESTIONS OR NEED ADDITIONAL COPIES OF THIS STATEMENT, THE LETTER OF TRANSMITTAL OR OTHER DOCUMENTS?
You may obtain additional copies of this Statement, the letter of transmittal and other related documents from Global Bondholder Services Corporation, the information agent. The address and telephone number of Global Bondholder Services Corporation is on the back cover of this Statement.

                                     * * *

For further information about the procedures for tendering your old notes, and consenting to amendments to, and waiving the application to the Trust Spinout of, the old indentures, you should refer to the section of this Statement entitled "The Exchange Offer and Consent Solicitation--Procedures for Tendering Old Notes and Delivering Consents".

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Disclosure regarding forward-looking statements

This Statement and the prospectus contain or incorporate by reference forward-looking statements within the meaning of US federal securities laws. The words "believe", "expect", "intend", "estimate" and "anticipate" and similar expressions, as well as future or conditional verbs such as "will", "should", "would" and "could", often identify forward-looking statements. Specific forward-looking statements contained or incorporated by reference in this Statement and the prospectus include, among others, statements regarding:

-  the timing and completion of the Trust Spinout;

-  the manner in which the Trust Spinout will be effected;

- the assets which would become indirectly owned by the Trust through the Trust Spinout;

-  the effect of the Trust Spinout on our business;

-  amendments to our senior credit facility following the Trust Spinout;

-  our structure and the structure of the Trust following the Trust Spinout;

-  our retained interest in the Trust following the Trust Spinout;

-  the Trust's business strategy and expected debt and level of distributions;

- the timing and completion of our entering into a new gas marketing arrangement and the terms thereof;

-  crude oil and natural gas prices and demand;

-  our acquisition strategy;

-  our business strategy;

-  our focus on our core areas;

-  our intention to reinvest internally generated cash flow;

-  our intention to rationalize our undeveloped acreage;

- our intention to continue focusing on finding and developing long-life reserves;

-  our intention to control our marketing and transportation activities;

- the weighting of our production toward natural gas and the increasing profitability resulting from our focus on natural gas;

-  reserve and recovery estimates;

-  production estimates and costs;

-  our intention to maintain financial flexibility;

-  hedging policies;

-  cash flow estimates;

-  net revenues and the present value thereof;

- operating costs, site restoration costs, development costs, and abandonment and reclamation costs;

-  exploration, development and drilling plans and prospects;

--------------------------------------------------------------------------------

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

-  inflation estimates;

-  royalty estimates;

-  the size of available income tax pools and our status as a cash tax payer;

- the budget and funding sources of our capital expenditure program, and the allocation of those expenditures;

- the funding sources of our development and exploration projects and acquisitions;

-  the impact of environmental risks and compliance with environmental laws;

-  the effect of legal actions on our financial condition and operating results;

-  the effect of the adoption of various accounting pronouncements;

-  the benefits of having a high degree of undeveloped acreage; and

- the effect of successful high impact exploration on our reserves and production.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based upon certain estimates and assumptions, that the reserves described can be profitably produced in the future.

You should not place undue reliance on our forward looking statements, as we cannot assure you that the plans, assumptions, intentions or expectations upon which they are based will be realized. By their nature, forward looking statements involve numerous assumptions, risks and uncertainties. Some of the risks and uncertainties that could affect our future results or could cause our results to differ materially from those expressed in our forward looking statements include:

-  crude oil and natural gas price volatility;

-  crude oil and natural gas demand fluctuations;

-  exchange rate and interest rate fluctuations;

-  uncertainty of the cost of expanding our property holdings;

-  availability of services, equipment and supplies;

-  the impact of market competition;

-  uncertainties in the estimates of reserves;

-  the timing of development expenditures;

-  production levels and timing of achieving such levels;

-  our ability to replace and expand crude oil and natural gas reserves;

-  the availability, sources and adequacy of funding for capital investments;

- the availability of future growth prospects and our expected financial requirements;

-  the cost of future dismantlement and site restoration;

-  our ability to enter into or renew leases;

-  the availability and prices of alternative products;

-  changes in customer demand;

-  unpredictable weather conditions;

--------------------------------------------------------------------------------

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

-  our ability to secure adequate product transportation;

-  changes in environmental and other regulations;

- uncertainty regarding aboriginal land claims and co-existing with local populations;

-  loss of services of any of our executive officers or key employees;

-  our ability to extend our debt on an ongoing basis;

- the plan of arrangement pursuant to which the Trust Spinout would be effected being approved by our shareholders and the court, or the other conditions precedent to the Trust Spinout being effected not being satisfied; and

-  general economic conditions.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this Statement and the prospectus. We undertake no obligation to update publicly or otherwise revise any forward looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

DEFINITIONS AND OTHER MATTERS

As used in this Statement, the following terms and phrases have the meanings indicated:

"BBL", "BBLS", "MBBLS" and "MMBBLS" mean barrel, barrels, thousand barrels and million barrels, respectively;

"BBLS/D" means barrels per day;

"MCF", "MMCF" and "BCF" mean thousand cubic feet, million cubic feet and billion cubic feet, respectively;

"MCFE", "MMCFE", "BCFE" and "MMCFE/D" mean thousand cubic feet equivalent, million cubic feet equivalent, billion cubic feet equivalent and million cubic feet equivalent per day, respectively;

"MMCF/D" means million cubic feet per day;

"PRODUCTION" means production attributable to our working interest in a property after deducting royalties;

     Our gross acreage means the total acreage in which we have an interest and our net acreage means the product of the total acreage in which we have an interest multiplied by our interest in such acreage.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

EXCHANGE RATE DATA

The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated and the exchange rates at the end of the period for one Canadian dollar, expressed in United States dollars, based upon the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. On December 14, 2004, the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars was $1.00 = US$0.8080.

                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,     YEAR ENDED DECEMBER 31,
                                                 -----------------   ------------------------
                                                  2004      2003      2003     2002     2001
---------------------------------------------------------------------------------------------
High for the period............................  0.7929    0.7495    0.6382   0.6619   0.6697
Low for the period.............................  0.7160    0.6355    0.7733   0.6200   0.6241
End of the period..............................  0.7929    0.7397    0.7146   0.6329   0.6279
Average for the period.........................  0.7535    0.7015    0.7710   0.6368   0.6457

--------------------------------------------------------------------------------

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by and should be read in conjunction with the detailed information, financial statements and financial data contained, and incorporated by reference, in this Statement and the prospectus. You should read the entire Statement and the prospectus closely.

OUR COMPANY

We are an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas, natural gas liquids and crude oil. Our principal properties are located primarily in Alberta, the Northwest Territories and British Columbia in Canada. We also have properties in Saskatchewan and offshore the East Coast in Canada, and in Montana, California and North Dakota in the United States.

RECENT DEVELOPMENTS

On October 15, 2004, we completed a private placement of 2 million common shares issued on a "flow-through" basis at $29.50 per share for gross proceeds of approximately $59 million. On October 26, 2004, we completed a public offering of 2.5 million common shares at $23.00 per share for gross proceeds of $57.5 million.

On December 6, 2004, we completed the acquisition of certain crude oil and natural gas properties in the Fort Liard area of the Northwest Territories and Northeast British Columbia for consideration of approximately $50 million, subject to adjustments. We acquired 45,133 net acres of land in this acquisition. As at December 6, 2004, the acquired assets were producing approximately 11 MMcfe/d.

We are currently pursuing an initiative whereby we would acquire an indirect 25% ownership interest in a gas marketing limited partnership. In conjunction with the acquisition of the ownership interest, we would also commit to deliver certain volumes of natural gas over a 5 year term, to be marketed on our behalf by the gas marketing limited partnership. In connection with this transaction, we would not be entitled to demand collateral security from the gas marketing limited partnership to ensure payment for the gas volumes delivered but would be entitled to other means of protection to ensure payment. We cannot provide assurance that an agreement will be concluded in connection with this transaction or that, if concluded, the terms will be the same as those described above.

OTHER CORPORATE INFORMATION

We were incorporated under the laws of the Province of Alberta, Canada on February 14, 1978. Our head office and registered office is located at Suite 4700, 888 Third Street S.W., Calgary, Alberta, Canada, T2P 5C5. Our general telephone number is (403) 290-3600 and our website is located at www.paramountres.com. The information on our website is not part of this Statement or the prospectus. Our common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "POU".

THE EXCHANGE OFFER AND CONSENT SOLICITATION

This summary describes the principal terms of the exchange offer and consent solicitation, including the terms of the new notes. Some of the terms and conditions described below are subject to important limitations and exceptions. You should carefully read the "Exchange Offer and Consent Solicitation", "Comparison of the Old Notes and New Notes" and "Description of the New Notes" sections of this Statement for a more detailed description of the exchange offer and consent solicitation.

THE EXCHANGE OFFER

Subject to the terms and conditions set forth in this Statement, we are offering to exchange US$133,256,000 of our outstanding 2010 Notes and US$81,250,000 of our outstanding 2014 Notes for US$214,506,000 in aggregate principal amount of our new notes, assuming the exchange of all of such old notes. There is currently outstanding US$175,000,000 aggregate principal amount of 2010 Notes and US$125,000,000 aggregate principal amount of 2014 Notes, but as permitted by and in accordance with the old indentures, we announced on November 30, 2004 that we will redeem US$41,744,000 aggregate principal amount of the currently outstanding 2010 Notes and US$43,750,000 aggregate principal amount of the currently outstanding 2014 Notes on December 30, 2004. The old notes to be redeemed are not being sought in this exchange offer.

Our 2010 Notes were issued pursuant to an indenture, dated as of October 27, 2003, between us and The Bank of Nova Scotia Trust Company of New York, as trustee, as supplemented by the first supplemental indenture to that indenture, dated as of June 29, 2004. Our 2014 Notes were issued pursuant to an indenture, dated as of June 29, 2004, between us and The Bank of Nova Scotia Trust Company of New York, as trustee, as supplemented by the first supplemental indenture to that indenture, dated as of June 29, 2004.

In exchange for each US$1,000 principal amount of our old notes properly tendered in the exchange offer and not withdrawn, we will issue US$1,000 principal amount of our new notes.

Minimum tender condition. The completion of the exchange offer is conditioned upon the receipt of valid tenders, which are not withdrawn, in respect of at least a majority in aggregate principal amount of each of the 2010 Notes and the 2014 Notes outstanding immediately prior to the offer expiration date, and our receipt of the requisite consents, which are validly delivered and not validly withdrawn, with respect to each of those issues of old notes.

Supplemental indenture condition. The completion of the exchange offer is conditioned upon receipt of the requisite consents, which are validly delivered and not validly withdrawn, with respect to the proposed amendments to both issues of old notes and the execution by us and the trustee under the old indentures of supplemental indentures to each of the old indentures. It is a condition subsequent to the proposed amendments becoming operative that we accept for payment all old notes validly tendered (and not withdrawn) pursuant to the exchange offer.

Other conditions. The completion of the exchange offer is also conditioned upon:

- there being no action or proceeding by a court or regulatory authority which enjoins, restricts or prohibits the completion of the exchange offer;

- receipt of any consents or approvals from governmental and regulatory authorities, if required; and

- other conditions contained in this Statement under "The Exchange Offer and Consent Solicitation--Conditions to the Exchange Offer and Consent Solicitation".

We reserve the right to waive any of the foregoing conditions.

Expiration date. The exchange offer and consent solicitation will expire on the offer expiration date, 5:00 p.m., New York City time, on January 13, 2005, unless we extend it. If we extend the exchange offer, notice will be published prior to 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of the exchange offer. You should refer to the section of this Statement entitled "The Exchange Offer and Consent Solicitation--Expiration, Extension, Amendment and Termination".

Canadian and United States income tax consequences.

Canada. Pursuant to the ITA (as defined in the section of this Statement entitled "Certain Canadian and US Income Tax Consequences--Canadian Federal Income Tax Consequences"), payment of the cash consideration, consent payment, and interest paid or credited or deemed to be paid or credited by us on the old notes or new notes, to a Non-Resident Holder (as defined in "Certain Canadian and US Income Tax Consequences--Canadian Federal Income Tax Consequences") will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable pursuant to the ITA by a Non-Resident Holder in respect of the acquisition, ownership or disposition of the old notes or new notes, including the exchange of old notes for new notes. Refer to the section of this Statement entitled "Certain Canadian and US Income Tax Consequences--Canadian Federal Income Tax Consequences".

United States. We believe that the exchange of the old notes for (i) the new notes, (ii) the cash consideration and (iii) the consent payment (for those US Holders (as defined in the section of this Statement entitled "Certain Canadian and US Income Tax Consequences--US Federal Income Tax Consequences") that qualify to receive the consent payment) should result in gain recognition to the US Holders for US federal income tax purposes, but such gain recognition will be limited to an amount equal to the lesser of (i) the sum of (A) the amount of the cash consideration received and (B) the amount of the consent payment received or (ii) the gain realized by the US Holders on the exchange of the old notes. For those US Holders that elect to receive consent payments, it is possible that the Internal Revenue Service may take the position that the consent payments should not be treated as part of the exchange offer, but should instead be treated as a payment in the nature of compensation and taxable as ordinary income to the electing US Holders for US federal income tax purposes. Refer to the section of this Statement entitled "Certain Canadian and US Income Tax Consequences--US Federal Income Tax Consequences".

HOLDERS OF OLD NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE CANADIAN AND UNITED STATES INCOME TAX CONSEQUENCES ASSOCIATED WITH THEIR PARTICIPATION IN THE EXCHANGE OFFER AND CONSENT SOLICITATION.

THE CONSENT SOLICITATION

Concurrently with the exchange offer, we are soliciting the consent of each holder of old notes to amend the old indentures to eliminate substantially all of the affirmative and restrictive covenants, events of default, repurchase rights and related provisions contained in the old indentures.

The proposed amendments will delete, among other provisions, the provisions of the old indentures that relate to:

- our requirement to offer to purchase the old notes in connection with a change of control or asset sale;

-  our ability to incur indebtedness;

-  our ability to make restricted payments, including the payment of dividends;

-  our ability to enter into transactions with affiliates;

-  our ability to create liens;

-  our ability to merge, consolidate and sell assets;

-  our and our subsidiaries' business activities;

-  payment restrictions affecting subsidiaries; and

-  most events of default.

Consents from holders of a majority in principal amount of each of the 2010 Notes and the 2014 Notes are necessary to effect the proposed amendments, and the receipt of such consents by the consent expiration date is a condition to the payment of the consent payment to holders who tender (and do not withdraw) their old notes on or prior to the consent expiration time. For a further description of these matters, see "The Exchange Offer and Consent Solicitation--Proposed Amendments".

UNTENDERED NOTES

Old notes not tendered pursuant to the exchange offer will remain outstanding. If the requisite consents are received and the proposed amendments become operative pursuant to supplemental indentures, the corresponding old notes will no longer have the benefits of substantially all of the affirmative and restrictive covenants, certain events of default, repurchase rights and related provisions contained in the old indentures. In addition, as a result of the consummation of the exchange offer, the aggregate principal amount of the old notes that are outstanding will be significantly reduced, which may adversely affect the liquidity of and, consequently, the market price for the old notes, if any, that remain outstanding after consummation of the exchange offer. You should refer to the sections of this Statement entitled "Risk Factors" and "The Exchange Offer and Consent Solicitation--Proposed Amendments".

DEALER MANAGER, SOLICITATION AGENT, INFORMATION AGENT AND EXCHANGE AGENT

UBS Securities LLC, or "UBS", has been engaged to act as dealer manager and solicitation agent in connection with the exchange offer and consent solicitation. In such capacity, UBS may contact holders regarding the exchange offer and consent solicitation and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Statement and related materials to beneficial owners of old notes.

We have agreed to indemnify UBS against certain liabilities, including certain liabilities under the United States federal securities laws.

UBS and its affiliates have provided and will continue to provide investment banking, commercial banking and financial advisory services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions. At any given time, UBS may trade our old notes for its own account or for the accounts of customers and, accordingly, may hold a long or short position in the old notes.

Any holder that has questions concerning the terms of the exchange offer and consent solicitation may contact UBS at its address and telephone number set forth on the back cover of this Statement.

Global Bondholder Services Corporation has been appointed the Information Agent for the exchange offer and consent solicitation. Questions and requests for assistance or additional copies of this Statement may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Statement. Holders may also contact UBS at the address and telephone number set forth on the back cover of this Statement or their broker, dealer, commercial bank or trust company for assistance concerning the exchange offer and consent solicitation.

The Bank of Nova Scotia Trust Company of New York has been appointed as exchange agent for the exchange offer and consent solicitation and all correspondence in connection with the exchange offer and consent solicitation should be sent or delivered by each holder or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the exchange agent at the address and telephone number set forth on the back cover of this Statement. Any Holder or beneficial owner that has questions concerning the procedures for tendering old notes or whose old notes have been mutilated, lost, stolen or destroyed should contact the trustee for the old notes at (212) 225-5427 (Facsimile: (212) 225-5436), Attention: Pat Keane, or at the following address: The Bank of Nova Scotia Trust Company of New York, One Liberty Plaza, 23rd Floor, New York, NY 10006, Attention: Pat Keane. All documentation in relation to the exchange offer and consent solicitation is available at the office of the trustee.

None of UBS, Global Bondholder Services Corporation or The Bank of Nova Scotia Trust Company of New York, which is the "exchange agent", assumes any responsibility for the accuracy or completeness of the information concerning us, our affiliates, or the old notes or the new notes contained in this Statement (including information that is incorporated by reference) or in the consent and other related documents or for any failure by us to disclose events that may have occurred and may affect the significance or accuracy of such information.

NEW NOTES

Issuer........................   Paramount Resources Ltd.

Securities offered............   Up to US$214,506,000 aggregate principal amount
                                 of 8% Senior Notes due 2012.

Maturity date.................   January 31, 2012.

Interest......................   8% per year, paid semi-annually. We will make
                                 interest payments in US dollars.

Interest payment dates........   January 31 and July 31, beginning on July 31,
                                 2005.

Mandatory redemption..........   We will not be required to make mandatory
                                 redemption or sinking fund payments with respect to the new notes.

Optional redemption...........   We may redeem the new notes, in whole or in
                                 part, at any time on or after January 31, 2007 at the redemption prices described under "Description of the New Notes--Optional
                                 Redemption". Prior to January 31, 2007 we may redeem up to 35% of the new notes with the proceeds of certain equity offerings, provided at least 65% of the aggregate principal amount of the new notes under the indenture remains outstanding after the redemption.

Redemption for changes in
Canadian withholding taxes....   We will make payments on the new notes free of
                                 withholding or deduction for Canadian taxes. If withholding is required, we will be required to pay additional amounts so that the net amounts you receive will equal the amount you would have received if withholding or deduction had not been imposed, provided that if you are not a US resident such additional amounts will not exceed the additional amounts that would be paid if you were a US resident. If, as a result of a change in law occurring after the date of the offering, we are required to pay such additional amounts, we may redeem the new notes, in whole but not in part, at any time, at 100% of their principal amount, plus accrued interest, if any, to the redemption date.

Change of control.............   Upon specified change of control events, we
                                 will be required to make an offer to repurchase the new notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

Ranking.......................   The new notes will not be secured except for
                                 the pledge of the mirror notes, as described below, and will effectively rank junior to all of our secured debt to the extent of the assets securing such debt. As of September 30, 2004, after giving effect to the completion of the Trust Spinout, our recent equity issuances, the redemption of old notes that we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation
                                 (assuming all old notes not called for
                                 redemption are exchanged), based on the
                                 assumptions contained in note 1 to the table under the heading "Consolidated
                                 Capitalization", and the estimated related decrease to our borrowing base under our senior credit facility, as estimated by us, we would have had approximately $65.7 million in secured debt outstanding and approximately $84.3 million of additional borrowings available under our senior credit facility. We estimate that following the Trust Spinout, borrowings available under our senior credit facility will be reduced to approximately $150 million. The actual facility that will be available under our senior credit facility is currently under review by our banking syndicate.

Certain covenants.............   The indenture governing the new notes will
                                 limit our ability and that of our restricted subsidiaries to, among other things:

                                + incur additional debt and issue preferred shares;

                                +  create liens;

                                +  make restricted payments;

                                +  make certain payments and distributions;

                                +  make certain dispositions of assets;

                                +  engage in transactions with affiliates;

                                +  engage in certain business activities; and

                                + engage in mergers, consolidations and certain transfers of assets. These covenants are subject to important exceptions and qualifications, as described under the "Description of the new notes" section in this Statement.

Trading.......................   The new notes are a new issue of securities and
                                 there is currently no market for them. We do not intend to apply for the new notes to be listed on any securities exchange or to arrange for any quotation system to quote them. We cannot assure you that a liquid market will develop for the new notes.

Mirror notes..................   In connection with the completion of the
                                 exchange offer, we will amend the mirror notes and related documentation for each issue of old notes to reflect the aggregate principal amount of old notes outstanding following completion of the exchange offer. We will execute new mirror notes and related documentation for the new mirror notes issued under the exchange offer. Each of the mirror notes for the new notes will be pledged to the trustee under the indenture governing the new notes.

Risk Factors..................   You should carefully consider all of the
                                 information set forth in this Statement and the accompanying prospectus and, in particular, you should evaluate the specific risks set forth under "Risk Factors" in this Statement and the accompanying prospectus in deciding whether to exchange old notes for new notes.

--------------------------------------------------------------------------------

RISK FACTORS

You should consider carefully the risk factors set forth below and the risk factors in the accompanying prospectus under the heading "Risk Factors" as well as the other information contained in and incorporated by reference in this Statement and the prospectus before deciding to tender your old notes in the exchange offer and deliver a consent in the consent solicitation. If any event arising from these risks occurs, our business, prospects, financial condition, results of operation and cash flows could be materially adversely affected. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations and cash flows. Some of the statements under this caption constitute forward looking statements. You should refer to the section of this Statement entitled "Disclosure Regarding Forward-Looking Statements".

                      RISKS RELATED TO THE EXCHANGE OFFER

THE PROPOSED AMENDMENTS TO THE OLD INDENTURES WILL SIGNIFICANTLY REDUCE THE PROTECTIONS AFFORDED NON-TENDERING HOLDERS OF THE OLD NOTES.

If the Minimum Tender Condition and each of the other conditions (other than the Supplemental Indenture Condition) to the exchange offer are met or waived, we and the trustee under the old indentures will execute supplemental indentures effecting the proposed amendments promptly after the offer expiration date. Upon execution of the supplemental indenture and completion of the exchange offer, the proposed amendments will become operative and will apply to all of the old notes that remain outstanding and each holder of such old notes not tendered in the exchange offer will be bound be the supplemental indenture, regardless of whether such holder consented to the proposed amendments.

The proposed amendments will delete, among other provisions, the provisions of the old indentures that relate to:

- our requirement to offer to purchase the old notes in connection with a change of control or asset sale;

-  our ability to incur indebtedness;

-  our ability to make restricted payments, including the payment of dividends;

-  our ability to enter into transactions with affiliates;

-  our ability to create liens;

-  our ability to merge, consolidate and sell assets;

-  our and our subsidiaries' business activities;

-  payment restrictions affecting subsidiaries; and

-  most events of default.

For a description of the proposed amendments, refer to the section of this Statement entitled "The Exchange Offer and Consent Solicitation--Proposed Amendments".

Holders of a majority of the outstanding principal amount of each of the 2010 Notes and the 2014 Notes are sufficient to approve the proposed amendments.

THE EXCHANGE OFFER WILL REDUCE THE LIQUIDITY OF THE OLD NOTES THAT ARE NOT TENDERED.

There are currently limited trading markets for the old notes, and no reliable public pricing information for the old notes is generally available. The old notes are not traded on any national

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

securities exchange or automated quotation system. We understand that from time to time a small number of brokers and dealers have made a market in the old notes as a service for their clients. The trading market for unexchanged notes could become even more limited or nonexistent due to the reduction in the amount of such old notes outstanding upon the completion of the exchange offer and elimination of protective covenants and other provisions, which might adversely affect the liquidity, market price and price volatility of any unexchanged old notes. If a market for unexchanged old notes exists or develops, those old notes will likely trade at a discount to the price at which the old notes would trade if the amount outstanding were not reduced and the proposed amendments were not effected.

WE WILL BE A SMALLER COMPANY AFTER THE TRUST SPINOUT AND WILL THEREFORE HAVE FEWER ASSETS SUPPORTING OUR DEBT.

In connection with the Trust Spinout, a substantial portion of our proved reserves and production would become indirectly owned by the Trust, which means that we will be a much smaller company after the Trust Spinout. Our reduced size could have important consequences to you. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to out debt, including the old notes and the new notes, because we would have reduced cash flow from operations;

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a greater portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, exploration and development and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- place us at a competitive disadvantage to our competitors with greater debt coverage than us; and

- limit our ability to borrow additional funds, although we may still be able to incur substantial additional debt.

HOLDERS OF THE OLD NOTES WHO DO NOT PARTICIPATE IN THE EXCHANGE OFFER MAY INCUR TAX CONSEQUENCES.

Holders of the old notes who choose not to participate in the exchange offer may be deemed to have exchanged their old notes for different notes in an exchange, which could result in the recognition of gain or loss for tax purposes. For a more detailed description of the tax consequences to holders who do not participate in the exchange offer, refer to the section of this Statement entitled "Material United States Federal Income Tax Consequences--Consequences of Not Participating in the Exchange Offer".

                       RISKS RELATED TO THE TRUST SPINOUT

THE TAX CONSEQUENCES TO US MAY BE DIFFERENT THAN WE ANTICIPATE.

We understand that our capital cost allowance tax pools will be reduced to the extent the value of the Spinout Assets is attributable to tangible oil and gas assets. We further expect that the Trust Spinout will not materially reduce our other tax pools and that we will not realize significant immediate gains or other materially adverse tax consequences as a result of the Trust Spinout. However, we have not applied for any income tax rulings with respect to the application of income tax laws to the Trust Spinout. There can be no assurance that taxation authorities will not seek to reassess us with respect to the application of income tax laws to the Trust Spinout. If any such reassessment were successful, it could have a material adverse effect upon us.

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

                         RISKS RELATED TO THE NEW NOTES

OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NEW NOTES.

After the Trust Spinout, we will be a smaller company but we will continue to have a significant amount of debt. As of September 30, 2004, after giving effect to the completion of the Trust Spinout, our recent equity issuances, the redemption of old notes that we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation (assuming all old notes not called for redemption are exchanged), based on the assumptions contained in note 1 to the table under the heading "Consolidated Capitalization", and the estimated related decrease to our borrowing base under our senior credit facility, as estimated by us, we would have had total debt of $336.3 million, which consists of US$214,506,000 of the new notes and approximately $65.7 million in secured debt. We estimate that following the Trust Spinout, borrowings available under our senior credit facility will be reduced to $150 million. The actual facility that will be available under our senior credit facility is currently under review by our banking syndicate.

Our substantial debt could have important consequences to you. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to the new notes;

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, exploration and development and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- place us at a competitive disadvantage to our competitors with greater debt coverage than us; and

-  limit our ability to borrow additional funds.

In addition, the indenture governing the new notes and our senior credit facility contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

DESPITE OUR CURRENT LEVEL OF DEBT, WE AND OUR SUBSIDIARIES MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. THIS COULD FURTHER EXACERBATE THE RISKS ASSOCIATED WITH OUR SUBSTANTIAL LEVERAGE.

We and our subsidiaries may be able to incur substantial additional debt in the future. The terms of the indentures governing our old notes, the terms of the indenture governing the new notes, and our senior credit facility do not prohibit us or our subsidiaries from doing so as long as we observe specified covenants, maintain specified financial ratios and meet specified financial tests. You should refer to the sections of this Statement entitled "Description of Other Indebtedness" and "Consolidated Capitalization". All of the borrowings under our senior credit facility will effectively rank senior to the new notes to the extent of the value of the assets securing that debt. If new debt is added to our and our subsidiaries' current levels of debt, the related risks that we and they now face would intensify.

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

THE INDENTURE GOVERNING THE NEW NOTES CONTAINS COVENANTS LIMITING OUR DISCRETION TO OPERATE OUR BUSINESS.

The indenture governing the new notes contains provisions that limit our discretion to operate our business by restricting our ability to:

-  incur additional debt;

- pay dividends or distributions on our capital shares or repurchase our capital shares;

-  create liens to secure debt;

-  enter into transactions with affiliates;

-  merge or consolidate with another company or entity; and

-  transfer and sell assets.

Our senior credit facility also contains provisions that limit our discretion to operate our business. You should refer to the section of this Statement entitled "Description of Other Indebtedness" for a summary of those provisions.

All of these restrictive covenants may restrict our ability to expand our business or to pursue our business strategies. Our ability to comply with these and other provisions of our senior credit facility will be affected by changes in our business condition or results of operations, adverse regulatory developments or other events beyond our control. The breach of any of these covenants will result in us being in default. A default would allow our creditors to accelerate related debt, as well as any other debt to which a cross acceleration or cross default provision applies. If our debt were to be accelerated, we cannot assure you that we will be able to repay it. In addition, a default could give the lenders the right to terminate any commitments they had made to provide us with further funds.

TO SERVICE OUR DEBT, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS UPON MANY FACTORS BEYOND OUR CONTROL.

Our ability to make payments on and to refinance our debt, including the new notes, and to fund planned capital expenditures will depend upon our ability to generate cash in the future. This is largely subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control and which are generally described under "Risk Factors" in the prospectus.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our debt, including the new notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the new notes, on or before maturity. Our senior credit facility imposes significant restrictions on our ability to refinance our debt, including the old notes and the new notes, prior to maturity. We cannot assure you that we will be able to refinance any of our debt, including our senior credit facility, the old notes or the new notes, on commercially reasonable terms or at all.

THE NEW NOTES WILL BE EFFECTIVELY SUBORDINATED TO OUR EXISTING AND FUTURE SECURED DEBT AND OTHER SECURED OBLIGATIONS AND TO ALL OBLIGATIONS OF OUR SUBSIDIARIES THAT ARE NOT MIRROR NOTE ISSUERS OR MIRROR NOTE GUARANTORS.

Holders of our secured debt and the secured debt of any mirror note issuer or mirror note guarantor will have claims that are prior to your claims as holders of the new notes to the extent of the value of the assets securing that other debt. In the event of any distribution or payment of our or any mirror note issuer's or mirror note guarantor's assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of our secured debt will have a prior claim to

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

the assets that constitute their collateral. Holders of new notes will participate equally with all holders of senior unsecured claims (and with holders of secured claims to the extent of any deficiency in the security for those claims), based upon the respective amounts owed to each holder or creditor in our remaining assets. We cannot assure you that there will be sufficient assets to pay amounts due on the new notes. As a result, holders of new notes may receive less, on a pro rata basis, than holders of secured debt. As of September 30, 2004, after giving effect to the completion of the Trust Spinout, our recent equity issuances, the redemption of old notes that we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation (assuming all old notes not called for redemption are exchanged), based on the assumptions contained in note 1 to the table under the heading "Consolidated Capitalization", and the estimated related decrease to our borrowing base under our senior credit facility, as estimated by us, we would have had approximately $65.7 million in secured debt outstanding and approximately $84.3 million of additional borrowings available under our senior credit facility. We may incur additional secured debt in the future in accordance with the terms of the indentures governing the old notes and the new notes. We estimate that following the Trust Spinout, borrowings available under our senior credit facility will be reduced to $150 million. The actual facility that will be available under our senior credit facility is currently under review by our banking syndicate.

Additionally, the new notes will be effectively subordinated to all debt and other obligations of our subsidiaries that are not mirror note issuers or mirror note guarantors. Our subsidiaries that are not restricted subsidiaries under the indenture governing the new notes are not, and any future restricted subsidiaries which are not wholly-owned by us and any restricted subsidiaries that have not incurred or guaranteed in excess of US$2.0 million of debt acquired by us following the issue date of the new notes will not be, required to issue or guarantee mirror notes. So long as we are in compliance with the indenture governing the new notes, we will be permitted to designate additional subsidiaries as unrestricted subsidiaries following the issue date of the new notes.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE GOVERNING THE NEW NOTES.

Upon the occurrence of specified change of control events, we will be required to offer to repurchase all outstanding new notes at 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of new notes. A change of control under the indenture governing the new notes will also result in us being required to offer to repurchase all of our unexchanged old notes and will be an event of default under our senior credit facility. Any future debt that we incur may also contain restrictions on repurchases of the new notes in the event of a change of control or similar event. You should refer to the section of this Statement entitled "Description of the New Notes--Offer to Repurchase--Change of Control".

IF AN ACTIVE TRADING MARKET DOES NOT DEVELOP FOR THE NEW NOTES YOU MAY NOT BE ABLE TO RESELL THEM.

Prior to this offering, there was no public market for the new notes and we cannot assure you that an active trading market will develop for the new notes. If no active trading market develops, you may not be able to resell your new notes at their fair market value or at all. Future trading prices of the new notes will depend upon many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply to list the new notes on any securities exchange. We understand that from time to time a number of brokers and dealers may make a market for the new notes, they are not obligated to do so and may cease these activities at any time.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CONSOLIDATED CAPITALIZATION
(dollars in thousands)

The following table provides as of September 30, 2004:

-  our actual consolidated cash and short-term investments and capitalization;
   and

- our consolidated cash and short-term investments and capitalization as adjusted to take into account the completion of the Trust Spinout, our recent equity issuances, the redemption of old notes that we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation (assuming the exchange for new notes of all old notes being sought in the exchange offer).

The table does not include the Trust units that we expect to own upon completion of the Trust Spinout, which we expect to be approximately 19% of the outstanding Trust units. We expect to report our Trust unit ownership as a short-term investment on our balance sheet following the completion of the Trust Spinout. Refer to the section of this Statement entitled "The Trust".

You should read this table together with our unaudited consolidated financial statements for September 30, 2004 and management's discussion and analysis related thereto incorporated by reference in the prospectus and our unaudited pro forma consolidated financial statements included in this Statement.

                                                                 AS OF SEPTEMBER 30, 2004
                                                              ------------------------------
                                                                ACTUAL     AS ADJUSTED(1)(2)
--------------------------------------------------------------------------------------------
Cash........................................................  $       --       $     --
Short-term investments......................................      11,715         11,715
                                                              ----------       --------
Debt:
  Senior credit facility(3).................................     164,109         65,708
  Senior notes..............................................     378,480        270,621
                                                              ----------       --------
Total debt..................................................     542,589        336,329
Total shareholders' equity..................................     537,928        429,867
                                                              ----------       --------
Total consolidated capitalization...........................  $1,080,517       $766,196
                                                              ==========       ========

------------
NOTES:

(1) The figures give effect to the completion of the Trust Spinout, our recent equity issuances, the redemption of old notes that we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation (assuming the exchange for new notes of all old notes being sought in the exchange offer). The figures assume that: (i) we will pay cash consideration and consent payments of US$35.3 million to the holders of old notes in connection with the exchange offer and consent solicitation, which funds will be drawn from our senior credit facility; (ii) we will receive $150 million in connection with, and upon completion of, the Trust Spinout, which funds will be used to reduce our senior credit facility; and (iii) the commissions and expenses associated with the exchange offer and consent solicitation and the Trust Spinout will be an aggregate of $7 million, of which approximately one half would be recoverable from the Trust.

(2) For the purposes of this table, US dollars have been converted to Canadian dollars at the noon buying rate on September 30, 2004, which was $1.00 = US$0.7926.

(3) We have a senior credit facility with a syndicate of Canadian banks that revolves until March 31, 2005, subject to extension. To the extent that any lenders participating in the syndicate do not approve an extension, the amount due to those lenders will convert to a one year non-revolving term loan with principal due in full in one year's time. You should refer to the section of this Statement entitled "Description of Other Indebtedness". As of September 30, 2004, after giving effect to the estimated decrease to our borrowing base under our senior credit facility, as estimated by us, as a result of the Trust Spinout, we would have had approximately $84.3 million of additional borrowings available under our senior credit facility (based on the items and assumptions in note 1 above). We estimate that, following the Trust Spinout, the facility available under our senior credit facility will be reduced to $150 million. The actual facility that will be available under our senior credit facility is currently under review by our banking syndicate.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

USE OF PROCEEDS

We will not receive any cash proceeds in connection with the exchange offer. In consideration for issuing the new notes in the exchange offer, we will receive the tendered old notes. The old notes surrendered in exchange for new notes will be cancelled and cannot be reissued. We will bear all expenses of the exchange offer and consent solicitation.

We expect that upon completion of the Trust Spinout, we will own approximately 19% of the outstanding units of the Trust.

We will fund the exchange offer and consent solicitation with cash on hand.

OFFERING STRUCTURE

Upon the original issuance of each issue of old notes, we advanced the gross proceeds from the issuances of such old notes, being a total of US$300,000,000, to Paramount Finance Ltd., our wholly-owned subsidiary, in exchange for a note, which we refer to in this Statement as a "mirror note", in the principal amount of US$300 million having effectively the same payment terms as the applicable old notes. Paramount Finance Ltd. then advanced US$300,000,000 to Paramount Resources, an Alberta general partnership in which we have a direct and indirect 100% interest, in exchange for a mirror note in the principal amount of US$300,000,000. The partnership then loaned to us US$300,000,000, so that we could apply the offering proceeds as described in the applicable prospectuses. Each of the mirror notes was pledged to the trustee under the indenture governing the old notes.

Upon completion of the exchange offer, we will amend the mirror notes and related documentation for each issue of old notes to reflect the aggregate principal amount then outstanding of each issue. In addition, we will execute new mirror notes and related documentation to reflect the aggregate principal amount of new notes outstanding following completion of the exchange offer. The new mirror notes will be pledged to the trustee under the indenture governing the new notes.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

OUR COMPANY

We are an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and crude oil. Our principal properties are located primarily in Alberta, the Northwest Territories and British Columbia in Canada. We also have properties in Saskatchewan and offshore the East coast of Canada, and in Montana, North Dakota and California in the United States.

TRUST SPINOUT

We propose to undertake the Trust Spinout, a reorganization which would result in our shareholders and us receiving units of the Trust, which would indirectly own a substantial portion of our existing assets. Our shareholders would continue to be shareholders after the Trust Spinout and we would continue to operate as we have in the past. We expect that following the Trust Spinout our shareholders would own approximately 81% of the Trust units and we would own approximately 19% of the Trust units. We would also receive approximately $150 million from the Trust in connection with the Trust Spinout. The assets intended to become indirectly owned by the Trust, which we refer to as the "Spinout Assets", are located in the Kaybob and Marten Creek areas of Alberta.

We believe the Trust Spinout will enhance value for our shareholders by dividing our assets into two specific groups, consisting of (i) the higher free cash flow Kaybob and Marten Creek assets that will be indirectly owned by the Trust which will pay regular cash distributions; and (ii) the predominantly growth oriented assets that will continue to be owned by us. The Trust Spinout will allow our shareholders to participate either separately or on a combined basis in the growth potential and mature qualities of our assets, and we believe that the post-transaction structure better aligns risks and returns from each asset class in a way that is both sustainable and tax-effective.

The Trust Spinout is to be accomplished through an arrangement, which we refer to as the "Arrangement", under the Business Corporations Act (Alberta). The completion of the Arrangement will be conditional upon, among other things:

-  the satisfaction of the Minimum Tender Condition;

- our existing senior credit facilities having been amended in a manner satisfactory to us;

- approval of the Arrangement by our shareholders at a special meeting of shareholders anticipated to be held in the first quarter of 2005; and

- approval of the Arrangement by the Court of Queen's Bench of Alberta and regulatory authorities.

We understand that our capital cost allowance tax pools will be reduced to the extent the value of the Spinout Assets is attributable to tangible oil and gas assets. We expect this amount to be about 15% of that value. A corresponding amount will be added to the tax pools of the Trust Partnership referred to below. We further expect that the Trust Spinout will not materially reduce our other tax pools and that we will not realize significant immediate gains or other materially adverse tax consequences as a result of the Trust Spinout.

The Trust Spinout is targeted for completion in the first quarter of 2005, but there can be no assurance that the Trust Spinout will be completed or as to the time at which it will be completed. The completion of the Trust Spinout is not a condition to the completion of the exchange offer.

--------------------------------------------------------------------------------

TRUST SPINOUT
--------------------------------------------------------------------------------

The Trust would be an unincorporated open-ended trust established under the laws of Alberta. The Trust would indirectly have a 100% interest in a limited partnership, which we refer to as the "Trust Partnership", which would own the Spinout Assets. Further information on the Trust is set forth below under the heading "The Trust".

The structure of the Trust and its connection to us immediately following completion of the Trust Spinout is expected to be as set forth below.

                                     CHART

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

EFFECT OF THE TRUST SPINOUT ON OUR BUSINESS

SPINOUT ASSETS

The crude oil and natural gas properties comprising the Spinout Assets that would become owned by the Trust Partnership through the Trust Spinout are primarily natural gas producing properties characterized by strong cash flow and low risk drilling opportunities requiring relatively small capital expenditures. The Spinout Assets are also comprised of approximately 619,863 net acres of non-producing lands in proximity to such properties and certain production facilities associated with such properties.

A description of the Spinout Assets is provided below.

KAYBOB, ALBERTA

The major Kaybob, Alberta properties that would become owned by the Trust Partnership consist of Kaybob North, Pine Creek, Fox Creek, Two Creeks, Clover and Simonette, and are located in central Alberta and produce primarily natural gas and natural gas liquids. These properties account for approximately 76% of the natural gas production that would become owned by the Trust Partnership. Our working interests in the crude oil and natural gas properties comprising the Spinout Assets in this area range from 26% to 100% and average approximately 80%, and the majority of such properties are currently operated by us. Such properties include substantially all of the producing Kaybob properties acquired by us in our acquisition of crude oil and natural gas properties in Kaybob, Alberta, Fort Liard, Northwest Territories and northeast British Columbia in June 2004 for approximately $185 million.

Our working interests in the facilities in this area that would become owned by the Trust Partnership consist of three operated natural gas plants, which currently process approximately 56% of our natural gas production from this area, and three crude oil batteries, which currently process the majority of the oil we produce in this area.

500,823 net acres of non-producing lands in the area (calculated as of December 1, 2004) would also become owned by the Trust Partnership.

MARTEN CREEK, ALBERTA

The Marten Creek, Alberta properties are located in west central Alberta and are part of our Grande Prairie operating unit. These properties produce primarily natural gas and natural gas liquids. We have a 100% working interest in all of the producing properties and substantially all of the non-producing land comprising the Spinout Assets in this area, and all of the producing properties are operated by us. Such properties include all of the properties acquired by us in our acquisition of crude oil and natural gas properties in Marten Creek, Alberta in August 2004 for $83.7 million, subject to adjustments. The main gathering system and processing plant in this area is operated by a midstream processing company.

119,040 net acres of non-producing lands in the area (calculated as of December 1, 2004) would also become owned by the Trust Partnership.

OUR BUSINESS FOCUS AFTER THE TRUST SPINOUT

Following completion of the Trust Spinout, our remaining assets would be concentrated in our existing core areas of Grande Prairie; Northwest Alberta (including Cameron Hills, Northwest Territories); Liard, Northwest Territories/Northeast British Columbia; and Southern Alberta/Southeast

--------------------------------------------------------------------------------

EFFECT OF THE TRUST SPINOUT ON OUR BUSINESS
--------------------------------------------------------------------------------

Saskatchewan/United States, and we would continue to operate in the West Kaybob area. Our remaining interests in the West Kaybob area are predominantly the resource play in the Deep Basin and have current production of less than 10MMcfe/d, however production from these interests is expected to grow to over 24MMcfe/d by the end of 2005. The West Kaybob area is an extension to our existing Kaybob play with many of the same geologic targets, but has a number of different attributes. These differences include a focus on deeper targets which are more expensive to drill, but provide more significant reserves and production rates when successful. We have concluded that this higher risk/reward relationship is better suited to us than the Trust. We would continue to operate as a growth oriented exploration and development company and would continue to pursue long term exploration, development and exploitation opportunities in the Colville Lake area of the Northwest Territories and SAGD developments in the bitumen areas of Northeast Alberta.

The Trust Spinout is not expected to result in any change to our directors or senior management.

EFFECT ON OUR PRODUCTION AND RESERVES

The crude oil and natural gas properties comprising the Spinout Assets have current production of approximately 119 MMcfe/d, comprised of 95 MMcf/d of natural gas and 3,950 bbls/d of crude oil and natural gas liquids. The total proved reserves attributable to such properties are comprised of the following:

- certain crude oil and natural gas properties in our Kaybob and Grande Prairie core areas--128.4 Bcfe as at December 31, 2003, as evaluated by McDaniel & Associates Consultants Ltd., independent petroleum engineers;

- substantially all of the producing natural gas and crude oil properties from the Kaybob acquisition--41.6 Bcfe as at June 1, 2004, as evaluated by Sproule Associates Limited, independent petroleum engineers; and

- all of the properties from the Marten Creek acquisition--13.2 Bcfe as at July 1, 2004, as evaluated by McDaniel & Associates Consultants Ltd., independent petroleum engineers.

--------------------------------------------------------------------------------

EFFECT OF THE TRUST SPINOUT ON OUR BUSINESS
--------------------------------------------------------------------------------

PRO FORMA FINANCIAL AND OPERATIONAL INFORMATION

SELECTED OPERATIONAL INFORMATION

The following table contains summary data with respect to our production, operating costs and operating netback for the nine months ended September 30, 2004 and for the nine months ended September 30, 2004 after giving effect to the Trust Spinout.

                                                                                 NINE MONTHS ENDED
                                                                                 SEPTEMBER 30, 2004
                                                          NINE MONTHS ENDED    AFTER GIVING EFFECT TO
                                                          SEPTEMBER 30, 2004     THE TRUST SPINOUT
-----------------------------------------------------------------------------------------------------
PRODUCTION:
Natural gas (MMcf)......................................        36,397                 16,608
Natural gas liquids (Mbbls).............................           536                    143
Crude oil (Mbbls).......................................           957                    641
  Natural gas equivalent (MMcfe)........................        45,352                 21,317
COSTS AND NETBACK:
Operating costs ($/Mcfe)................................          1.43                   1.59
Operating netback ($/Mcfe)(1)...........................          5.41                   5.07

------------
NOTE

(1) Operating netback has been calculated using gross revenue before financial instruments and deducting royalties and operating costs.

--------------------------------------------------------------------------------

EFFECT OF THE TRUST SPINOUT ON OUR BUSINESS
--------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL DATA

The following table provides actual and pro forma selected consolidated financial data for us for the nine months ended September 30, 2004 and the year ended December 31, 2003. The actual selected financial data for the nine months ended September 30, 2004 and the year ended December 31, 2003 have been derived from our unaudited and audited consolidated financial statements for those periods incorporated by reference in the prospectus. Our historical financial data for interim periods are not necessarily indicative of the results that may be expected for a full year of operations. The pro forma selected financial data for the nine months ended September 30, 2004 and the year ended December 31, 2003 have been derived from our unaudited pro forma consolidated financial statements for those periods included in this Statement.

                                                     ACTUAL                      PRO FORMA(1)
                                          ----------------------------   ----------------------------
                                           NINE MONTHS                    NINE MONTHS
                                              ENDED        YEAR ENDED        ENDED        YEAR ENDED
                                          SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
                                              2004            2003           2004            2003
-----------------------------------------------------------------------------------------------------
                                                            (THOUSANDS OF DOLLARS)
EARNINGS DATA:
  Revenue...............................   $  301,349      $  299,335     $  173,981      $  206,476
  Expenses..............................      224,399         355,996        127,324         251,963
  Earnings (loss) before income
     taxes(2)...........................       76,950         (56,661)        46,657         (45,487)
  Net earnings (loss)...................       58,927           2,633         44,350          (1,841)
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets..........................   $1,429,533      $1,175,310     $  873,220              --
  Total debt(3).........................      542,589         287,237        336,329              --
  Shareholders' equity..................      537,928         496,033        429,867              --

---------------
NOTES:

(1) The figures give effect to the completion of the Trust Spinout, our recent equity issuances, the redemption of old notes that we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation (assuming the exchange for new notes of all old notes being sought in the exchange offer). The figures assume that: (i) we will pay cash consideration and consent payments of US$35.3 million to the holders of old notes in connection with the exchange offer and consent solicitation, which funds will be drawn from our senior credit facility; (ii) we will receive $150 million in connection with, and upon completion of, the Trust Spinout, which funds will be used to reduce our senior credit facility; and (iii) the commissions and expenses associated with the exchange offer and consent solicitation and the Trust Spinout will be an aggregate of $7 million, of which approximately one half would be recoverable from the Trust.

(2) On January 1, 2004, Paramount retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants, or "CICA", recommendation on Asset Retirement Obligations, which requires liability recognition for fair value of retirement obligations associated with long-lived assets. As a result of the retroactive adoption of this recommendation, net earnings for the year ended December 31, 2003 would decrease by $1.4 million.

(3) The following table provides a calculation of our total debt as at the dates indicated:

                                                                               ACTUAL                      PRO FORMA(1)
                                                               --------------------------------------   ------------------
                                                               SEPTEMBER 30, 2004   DECEMBER 31, 2003   SEPTEMBER 30, 2004
    -------------------------------------------------------------------------------------------------   ------------------
                                                                                 (THOUSANDS OF DOLLARS)
    Senior credit facility...................................       $164,109            $ 60,350             $ 65,708
    Senior notes.............................................        378,480             226,887              270,621
    Total debt...............................................        542,589             287,237              336,329

---------------

NOTE:

(1) The figures give effect to the completion of the Trust Spinout, our recent equity issuances, our recent acquisition of crude oil and natural gas properties for approximately $50 million, the redemption of old notes that we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation (assuming the exchange for new notes of all old notes being sought in the exchange offer). The figures assume that: (i) we will pay cash consideration and consent payments of US$35.3 million to the holders of old notes in connection with the exchange offer and consent solicitation, which funds will be drawn from our senior credit facility;
    (ii) we will receive $150 million in connection with, and upon completion of, the Trust Spinout, which funds will be used to reduce our senior credit facility; and (iii) the commissions and expenses associated with the exchange offer and consent solicitation and the Trust Spinout will be an aggregate of $7 million, of which approximately one half would be recoverable from the Trust.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

THE TRUST

BUSINESS STRATEGY OF THE TRUST

The Trust's primary mandate will be to focus on low cost operations, maintain and grow reserves and production through drilling and continually review value accretive acquisitions. The Trust's extensive development drilling portfolio is expected to make it less reliant on the acquisition market to maintain distributions as compared to its peer group. To facilitate this, it is anticipated that the Trust will distribute approximately 65% of its cash flow to unitholders in monthly distributions.

TRUST UNITS AND DISTRIBUTIONS

Each Trust unit would represent an equal undivided beneficial interest in the Trust and carry the right to one vote at all meetings of unitholders of the Trust. Each Trust unit would be transferable and entitle the holder thereof to participate equally in distributions of the Trust. Trust units would not be subject to future calls or assessments.

Unitholders would be entitled to receive monthly cash distributions of the Trust's distributable cash. The Trust's distributable cash will be sourced from the Trust Partnership's distributable cash paid indirectly by the Trust Partnership to the Trust. The distributions made by the Trust Partnership will be derived from the net cash flow realized from its ownership of natural gas and petroleum properties and related facilities.

The actual amount of the Trust's distributable cash will depend on the results of operations of its subsidiaries including, among other things:

-  the quantity of natural gas, natural gas liquids and crude oil produced;

-  prices received for such production;

-  operating expenses of the Trust and its subsidiaries;

-  government and other royalties and other government charges;

-  capital expenditures;

-  the level of any cash reserves and reclamation fund contributions;

-  the amount of debt service charges; and

-  other income and expenses.

The Trust's debt following completion of the Trust Spinout is expected to be approximately $150 million, which is expected to be financed by bank credit facilities to be established for the Trust.

THE TRUST'S INITIAL PRODUCTION AND RESERVES

The crude oil and natural gas properties comprising the Spinout Assets have current production of approximately 119 MMcfe/d, comprised of 95 MMcf/d of natural gas and 3,950 bbls/d of crude oil and liquids.

The reserves attributable to the crude oil and natural gas properties comprising the Spinout Assets have been evaluated by Paddock Lindstrom & Associates Limited, independent petroleum engineers, as of December 1, 2004, in accordance with National Instrument 51-101. A summary of the proved

--------------------------------------------------------------------------------

THE TRUST
--------------------------------------------------------------------------------

producing and total proved reserves attributable to the properties as evaluated by Paddock is set forth below. Proved undeveloped reserves assigned account for approximately 7% of total proved reserves.

                                               CRUDE OIL AND
                                            NATURAL GAS LIQUIDS   NATURAL GAS   NATURAL GAS EQUIVALENT
------------------------------------------------------------------------------------------------------
                                                  (MBBLS)            (BCF)              (BCFE)
Proved Producing..........................         6,394             133.0              171.4
Total Proved..............................         6,984             160.9              202.8

RELATIONSHIP BETWEEN US AND THE TRUST AFTER THE TRUST SPINOUT

Although we expect that we would initially own approximately 19% of the outstanding Trust units, we and the Trust would be separate entities.

The executive team of the Trust would initially be our executive team, which has been instrumental in building the Kaybob and Grande Prairie core areas and would utilize its experience with these assets to generate future growth for the Trust. The board of directors for the Trust would include Clayton H. Riddell, our Chairman and Chief Executive Officer, and James H. T. Riddell, our President and Chief Operating Officer. A majority of the Trust's directors would be independent of our company.

Initially, the Trust would have access to all of our existing employees under a management services agreement pursuant to which we would assist the Trust in the management of its properties and administration of the Trust. After a period of six months from the completion of the Trust Spinout, the independent directors of the Trust would have the ability to terminate the management services agreement with us upon six months notice. It is anticipated that the Trust would ultimately operate independently from us with its own full complement of management and employees.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

THE EXCHANGE OFFER AND CONSENT SOLICITATION

TERMS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION

Subject to the terms and conditions set forth in this Statement, we are offering to exchange the US$214,506,000 aggregate principal amount of our old notes not called for redemption in connection with the redemption that we announced on November 30, 2004, for US$214,506,000 aggregate principal amount of our new notes and an aggregate of US$35,263,527 in cash, assuming the exchange of all old notes being sought in the exchange offer and the tender of all notes prior to the consent expiration time. Each holder of old notes will receive, for each US$1,000 of principal amount of old notes that is exchanged in the exchange offer, US$1,000 principal amount of new notes and cash consideration of, in the case of the 2010 Notes, US$103.27, and in the case of the 2014 Notes, US$185.44, excluding the consent payment described below.

Subject to the terms and conditions set forth in this Statement, including receipt of the requisite consents by on or prior to the consent expiration time, we are also offering to pay to each registered holder who validly delivers a consent to the proposed amendments, on or prior to the consent expiration time, an amount in cash equal to US$30.00 for each US$1,000 principal amount of old notes for which consents have been validly delivered and not validly revoked on or prior to the consent expiration time and not subsequently withdrawn, with such payment to be made promptly following the consent expiration time.

The new notes will not be restricted securities under the Securities Act of 1933 for purposes of US federal securities laws.

The exchange offer is being conducted concurrently with the consent solicitation. Each holder of old notes that validly tenders old notes in the exchange offer will be deemed to have delivered a consent with respect to such tendered old notes to all of the proposed amendments. A holder may not deliver a consent without tendering such holder's old notes in the exchange offer and may not, prior to the consent expiration time, revoke a consent without withdrawing from the exchange offer such holder's previously tendered old notes. Holders may withdraw from the exchange offer, and thereby revoke the consents, at any time before the consent expiration time.

If the Minimum Tender Condition and each of the other conditions (other than the Supplemental Indenture Condition) to the exchange offer are met or waived, we and the trustee under the old indentures will execute supplemental indentures effecting the proposed amendments promptly after the offer expiration date. Upon completion of the exchange offer, the proposed amendments will become operative and will apply to all of the old notes that remain outstanding and each holder of such old notes not tendered in the exchange offer will be bound be the supplemental indentures, regardless of whether such holder consented to the proposed amendments.

If fewer than all of the outstanding old notes are tendered, but the Minimum Tender Condition and other conditions are met or waived and we complete the exchange offer, then:

- old notes that are not tendered and accepted for payment pursuant to the exchange offer will remain outstanding and will be governed by the terms of the applicable supplemental indenture; and

- in the future, we may acquire any old notes that are not tendered in the exchange offer (through open market purchases, privately negotiated transactions, an exchange offer or otherwise), upon such terms and at such prices as we may determine, which may be more or less than the value of the new notes being exchanged for the old notes under the exchange offer, and could be for cash

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                                                                            S-31
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THE EXCHANGE OFFER AND CONSENT SOLICITATION
--------------------------------------------------------------------------------

   or other consideration. We may choose to pursue any (or none) of these alternatives (or combinations thereof) in the future.

CONDITIONS TO THE EXCHANGE OFFER AND CONSENT SOLICITATION

The exchange offer is subject to a number of conditions, all of which, other than the receipt of governmental approvals, must be satisfied or waived before the offer expiration date. These conditions include:

-  the satisfaction of the Minimum Tender Condition;

-  the satisfaction of the Supplemental Indenture Condition;

- there shall not have been threatened, instituted or pending any action, proceeding, claim or counterclaim by or before any government or governmental, regulatory or administrative agency or authority or tribunal or any court or any other person, domestic or foreign, that enjoins the consummation of the exchange offer or the acquisition of old notes tendered pursuant to the exchange offer or prohibits, prevents, restricts, limits or delays closing of the exchange offer or that would have a material adverse effect on the exchange offer;

- there shall not have been any action threatened, pending or taken, or approval withheld, or any statue, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, issued, amended, enforced or deemed to be applicable to the exchange offer or us, by any legislative body, court, authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

    - make the acceptance for exchange of, or payment for, some or all of the old notes tendered illegal or otherwise restrict or prohibit completion of the exchange offer;

    - delay or restrict our ability, or render us unable, to accept for exchange or exchange some or all of the old notes or delay or restrict the ability of any holder of our old notes, or render any such holder unable, to deliver its old notes;

    - prevent or impair the effectiveness of the supplemental indentures or the proposed amendments in accordance with the provisions of this Statement; or

    - materially affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business;

-  the indenture governing the new notes is acceptable to us; and

- any consents or approvals from government bodies and authorities which are required in order to complete the exchange offer shall have been obtained.

In addition, the payment of the consent payment is conditioned upon our receipt, prior to the consent expiration time, of the requisite consents to the proposed amendments from the holders of both the 2010 Notes and the 2014 Notes.

We may waive the foregoing conditions, in whole or in part, at any time prior to the offer expiration date in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the offer expiration date. The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (including any action or inaction by us) and may be waived by us, in whole or in part, at any time and from time to time, in our sole discretion. The failure by us at any time to exercise any

--------------------------------------------------------------------------------
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THE EXCHANGE OFFER AND CONSENT SOLICITATION
--------------------------------------------------------------------------------

of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

Notwithstanding any other provisions of the exchange offer and consent solicitation, we have the right, in our sole discretion, to terminate the offer or the consent solicitation at any time. In any such event, we will provide notice by public announcement in the manner described below.

Any waiver of the Minimum Tender Condition, the Supplemental Indenture Condition or any other material amendment or modification of the terms of the exchange offer will be followed promptly by public announcement of the waiver, amendment or modification.

Without limiting the manner by which we may choose to make a public announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the CCN Matthews news service or such other means of announcement as we deem appropriate. We would extend the exchange offer upon any material waiver, amendment or modification of the terms or conditions of the exchange offer if required to do so by law. Any such extension would provide tendering holders of old notes with withdrawal rights.

PROCEDURES FOR TENDERING OLD NOTES AND DELIVERING CONSENTS

The following summarizes the procedures to be followed by all holders of old notes in tendering their old notes and delivering consents. Holders who tender old notes in the exchange offer in accordance with the procedures described below will be deemed to have delivered consents to the proposed amendments to the old indentures.

Only a holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must:

- complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the tender expiration date; or

-  comply with DTC's Automated Tender Offer Program procedures described below.

In addition, either:

- the exchange agent must receive the old notes along with the letter of transmittal; or

- the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent's message; or

- the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive physical delivery of the letter of transmittal and other required documents at the address set forth on the back cover of this Statement prior to the offer expiration date.

The tender by a holder that is not withdrawn prior to the offer expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this Statement and in the letter of transmittal.

The method of delivery of the old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time

--------------------------------------------------------------------------------
                                                                            S-33
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--------------------------------------------------------------------------------

to assure delivery to the exchange agent before the offer expiration date. Holders should not send the letter of transmittal or old notes to us. Holders may request their brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner's behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

- make appropriate arrangements to register ownership of the old notes in such owner's name; or

- obtain a properly completed bond power from the registered holder of the old notes.

The transfer of registered ownership may take considerable time and might not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes tendered pursuant thereto are tendered:

- by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

-  for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

- DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of such book-entry confirmation;

- such participant has received and agrees to be bound by the terms of the letter of transmittal, or, in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

-  the agreement may be enforced against such participant.

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The agent's message must contain a separate instruction for each individual beneficial holder of old notes, including the name of the tendering beneficial owner (and the name, if any, of any manager or other person acting in a fiduciary or representative capacity with respect to such beneficial owner), and the tax identification number of the beneficial owner (if available).

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer and consent solicitation, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue new notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

- old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at DTC; and

- a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

BOOK-ENTRY TRANSFER

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this Statement; and any financial institution participating in DTC's system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the offer expiration date must tender their old notes according to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY

HOLDERS SHOULD BE AWARE THAT, ON OR PRIOR TO THE CONSENT EXPIRATION TIME, TENDERS OF OLD NOTES AND DELIVERIES OF CONSENTS CANNOT BE MADE USING THE GUARANTEED DELIVERY PROCESS AND THAT USE OF THE GUARANTEED DELIVERY PROCESS COULD RESULT IN A TENDER OF OLD NOTES AND DELIVERY OF A CONSENT BEING DEFECTIVE. However, if a holder desires to tender old notes pursuant to the exchange offer and deliver a consent pursuant to the consent solicitation after the consent expiration time and (a) certificates representing such old notes are not immediately available, (b) time will not permit such holder's letter of transmittal, certificates representing such old notes and all other required documents to reach the exchange agent on or prior to the offer expiration date, or (c) the procedures for book-entry transfer (including delivery of an agent's message) cannot be completed on or prior to the offer expiration date, such holder may nevertheless effect a tender of such old notes and delivery of the related consents with

--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

the effect that such tender will be deemed to have been received prior to the offer expiration date if all of the following conditions are satisfied:

-  the tender is made by or through an eligible institution;

- a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us with this Statement, or an agent's message with respect to guaranteed delivery that is accepted by us, is received by the exchange agent on or prior to the offer expiration date as provided below; and

- the certificates for the tendered old notes, in proper form for transfer (or a book-entry confirmation of the transfer of such old notes into the information agent's account at DTC), together with a letter of transmittal (or manually signed facsimile thereof) properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal or a properly transmitted agent's message, are received by the exchange agent promptly after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be sent by hand delivery, facsimile transmission or mail to the exchange agent and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery.

Under no circumstances will we pay interest by reason of any delay in making payment to any person using the guaranteed delivery procedures. The new notes issued in exchange for old notes tendered pursuant to the guaranteed delivery procedures will be the same as for old notes delivered to the exchange agent after the consent expiration time and on or prior to the offer expiration date, even if the old notes to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the exchange agent, and therefore payment by the exchange agent on account of such old notes is not made, until after the payment date.

BACKUP WITHHOLDING

To prevent backup withholding tax, each tendering holder of old notes (or other payee) must provide the exchange agent with such holder's (or other payee's) correct taxpayer identification number and certify that such holder (or other payee) is not subject to backup withholding by completing Substitute Form W-9 included in the letter of transmittal or, if applicable, an appropriate Form W-8, which can be obtained from the exchange agent, or provide another adequate basis for an exemption from backup withholding. You should refer to "Certain Canadian and United States Federal Income Tax Consequences".

WITHDRAWAL OF TENDERS AND REVOCATION OF CONSENTS

Tenders of Notes may be validly withdrawn and delivery of consents may be validly revoked at any time on or prior to the consent expiration time. After the consent expiration time, validly tendered old notes and deliveries of consents may not be validly withdrawn or revoked, except in limited circumstances, as described below. A valid withdrawal of tendered old notes effected on or prior to the consent expiration time will constitute the concurrent valid revocation of such holder's consent. In order for a holder to validly revoke a consent, such holder must validly withdraw the tendered old notes to which that consent relates. Tenders of old notes may be validly withdrawn and consents validly revoked if the exchange offer is terminated without any old notes of the applicable issue being exchanged thereunder. In the event of such a termination, the old notes of such issue tendered pursuant to the exchange offer will be promptly returned to the tendering holder (or, in the case of old notes tendered by book-entry transfer, such old notes will be credited to the account maintained at DTC from which such old notes were delivered).

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If the consent solicitation is amended on or prior to the consent expiration time in a manner determined by us, in our sole discretion, to constitute a material adverse change to the holders, we will promptly disclose such amendment and, if necessary, extend the consent solicitation for a period deemed by us to be adequate to permit holders to withdraw their old notes and revoke their consents. If we make a material change in the terms of, or the information concerning, the exchange offer, or waive any condition of the exchange offer that results in a material change to the circumstances of the exchange offer, we will disseminate additional materials regarding the exchange offer to the holders and extend the exchange offer to the extent required by law for a period deemed by us adequate to permit the holders to withdraw their old notes and revoke their consents. In addition, we may, if we deem appropriate, extend the offer or consent solicitation for any other reason. If the consideration to be paid in the exchange offer is increased or decreased or the principal amount of old notes subject to the exchange offer is decreased, the exchange offer will remain open at least 10 business days from the date we first give notice to holders, by public announcement in the manner described above or otherwise, of such increase or decrease. In addition, we may, if we deem appropriate, extend the exchange offer for any other reason.

For a withdrawal of tendered old notes and the revocation of consents to be effective, a written or facsimile transmission notice of withdrawal or revocation must be received by the exchange agent at or before 5:00 p.m., New York City time, on or prior to the consent expiration time at its address set forth on the back cover page of this Statement. Any such notice of withdrawal must (i) specify the name of the person who tendered the old notes to be withdrawn or to which the revocation of consents relate, (ii) contain the description of the old notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such old notes (unless such old notes were tendered by book-entry transfer) and the aggregate principal amount represented by such old notes and (iii) be signed by the holder of such old notes in the same manner as the original signature on the letter of transmittal by which such old notes were tendered (including any required signature guarantees) or the consent was given, or be accompanied by (x) documents of transfer sufficient to have the trustee register the transfer of the old notes into the name of the person withdrawing such old notes and/or revoking such consent and (y) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such holder. If the old notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal is effective immediately upon written or facsimile notice of such withdrawal even if physical release is not yet effected.

Any valid revocation of a consent will automatically render the prior tender of the related old notes defective, and we will have the right, which we may waive, to reject such tender as invalid. Any permitted withdrawal of old notes and revocation of consents may not be rescinded. Any old notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer and any consents revoked will be deemed not validly delivered for purposes of the consent solicitation; provided, that withdrawn old notes may be re-tendered and revoked consents may be re-delivered by again following one of the appropriate procedures described herein at any time on or prior to the offer expiration date. If not received prior to the consent expiration time, however, the holder of such old notes will not receive the consent payment.

Except as otherwise provided in this section, if we extend the exchange offer or are delayed in our acceptance for purchase of old notes or are unable to purchase old notes pursuant to the exchange offer for any reason, then, without prejudice to our rights hereunder, tendered old notes may be retained by the exchange agent on behalf of us and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer).

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THE EXCHANGE OFFER AND CONSENT SOLICITATION
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All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal and revocation of consents will be determined by us, in our sole discretion, and such determination shall be final and binding. None of our company, the dealer manager and solicitation agent, the information agent, the exchange agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation of consents, or incur any liability for failure to give any such notification.

EXPIRATION, EXTENSION, AMENDMENT AND TERMINATION

The consent expiration time is 5:00 p.m., New York City time, on December 29, 2004, unless we extend it. The offer expiration date, at which time the exchange offer expires, is 5:00 p.m., New York City time, on January 13, 2005, unless we extend it.

We expressly reserve the right, at any time or from time to time, regardless of whether or not the conditions set forth in "--Conditions to the Exchange Offer and Consent Solicitation" have been satisfied, subject to applicable law, (a) to extend the consent expiration time and/or the offer expiration date, or (b) to amend the consent solicitation or the exchange offer in any respect, in each case by giving written notice of such extension or amendment to the exchange agent. In addition, we reserve the right, at any time or from time to time, to terminate the exchange offer prior to the offer expiration date and return the old notes tendered pursuant to the exchange offer, by giving written notice of such termination to the exchange agent; however, we will not have the right to do so if all of the conditions set forth in "--Conditions to the Exchange Offer and Consent Solicitation" have been satisfied. We will publicly announce any extension, amendment or termination in the manner described above. There can be no assurance that we will exercise our right to extend the consent expiration time and/or the offer expiration date.

If we terminate the exchange offer (or allow it to expire) without exchanging any old notes, we will promptly cause to be returned the old notes tendered pursuant thereto to the tendering holders.

If we are required to make an announcement relating to an extension of the offer expiration date or an amendment or termination of the exchange offer, we will do so as promptly as practicable, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled offer expiration date. Without limiting the manner by which we may choose to make a public announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the CCN Matthews news service or such other means of announcement as we deem appropriate.

ACCEPTANCE OF OLD NOTES AND DELIVERY OF NEW NOTES

Upon the terms and subject to the conditions to the exchange offer, we will accept for exchange, and deliver new notes and the related cash consideration, on the payment date as consideration for old notes validly tendered in the exchange offer (or defectively tendered, if we have waived such defect) and not validly withdrawn. Holders may not tender old notes for exchange after the offer expiration date. Payment of the consent payment will be made to holders entitled thereto promptly following the consent expiration time.

We expressly reserve the right, in our sole discretion, to delay acceptance for exchange of old notes tendered in the exchange offer (subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer), or to terminate the exchange offer and not accept for exchange any old notes, if any of the conditions set forth under "--Conditions to the Exchange Offer and Consent Solicitation" have not been satisfied or waived by

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 S-38
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THE EXCHANGE OFFER AND CONSENT SOLICITATION
--------------------------------------------------------------------------------

us. In all cases, delivery of the new notes for old notes accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates representing old notes (or confirmation of a book-entry transfer thereof), a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof) or, in the case of a book-entry transfer, an agent's message, and any other documents required thereby.

For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered old notes (or defectively tendered notes with respect to which we have waived the defect) if, as and when we give oral (confirmed in writing) or written notice thereof to the exchange agent. Delivery of new notes for old notes accepted for exchange in the exchange offer will be made by us by promptly depositing such consideration with the exchange agent, which will act as agent for the tendering holders for the purpose of receiving the new notes and transmitting the new notes to such holders.

If, for any reason, acceptance for exchange of, or delivery of new notes for, validly tendered old notes pursuant to the exchange offer is delayed or we are unable to accept for exchange, or to deliver new notes for, validly tendered old notes pursuant to the exchange offer, then the exchange agent may, nevertheless, on our behalf, retain tendered old notes, without prejudice to our rights described under "--Conditions to the Exchange Offer and Consent Solicitation", "--Expiration, Extension, Amendment and Termination", and '--Withdrawal of Tenders of Old Notes; Revocation of Consents", subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

If any tendered old notes are not accepted for exchange for any reason pursuant to the terms and conditions of the exchange offer, or if certificates are submitted evidencing more old notes than those that are tendered, certificates evidencing untendered old notes will be returned, without expense, to the tendering holder (or, in the case of notes tendered by book-entry transfer into the exchange agent's account at a book-entry transfer facility pursuant to the procedures set forth in "--Procedures for Tendering Old Notes and Delivering Consents" and "--Book Entry Transfer", such old notes will be credited to the account maintained at such book-entry transfer facility from which such old notes were delivered), unless otherwise requested by such holder under "Special Delivery Instructions" and "Special Issuance Instructions" in the letter of transmittal, promptly following the expiration or termination of the exchange offer.

Tendering holders of old notes exchanged in the exchange offer who tender directly to DTC will not be obligated to pay brokerage commissions or fees to us, the dealer manager and solicitation agent, or the information agent, or transfer taxes with respect to the exchange of their old notes, unless the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" in the letter of transmittal has been completed, as described in the instructions thereto. Holders who tender old notes through their broker, commercial bank or other nominee may be required to pay commissions, fees or other charges and should consult with such institution to determine if any charges may be applicable. We will pay all other charges and expenses in connection with the exchange offer and consent solicitation.

PROPOSED AMENDMENTS

Set forth below is a brief description of the proposed amendments to the old indentures for which consents are being sought pursuant to the consent solicitation, which is qualified in its entirety by reference to the full and complete terms contained in the old indentures and the supplemental indentures to be entered into promptly following the offer expiration date, if the requisite consents have been received. Capitalized terms appearing below but not defined in this Statement have the meanings assigned to such terms in the applicable old indenture.

--------------------------------------------------------------------------------
                                                                            S-39
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THE EXCHANGE OFFER AND CONSENT SOLICITATION
--------------------------------------------------------------------------------

If the Minimum Tender Condition and each of the other conditions (other than the Supplemental Indenture Condition) to the exchange offer are met or waived, we and the trustee under the old indentures will execute supplemental indentures effecting the proposed amendments promptly after the offer expiration date. Upon completion of the exchange offer, the proposed amendments will become operative and will apply to all of the old notes that remain outstanding and each holder of such old notes not tendered in the exchange offer will be bound be the supplemental indenture, regardless of whether such holder consented to the proposed amendments.

The proposed amendments constitute a single proposal and a consenting holder must consent to such proposed amendments in their entirety and may not consent selectively with respect to certain of the proposed amendments. Therefore, the delivery of a consent by a holder will constitute a consent to all of the proposed amendments to the old indentures relating to the old notes beneficially owned by such Holder. The valid tender by a holder of old notes pursuant to the exchange offer will be deemed to constitute the consent by such holder to the proposed amendments. We are not soliciting and will not accept consents from holders who are not tendering their old notes pursuant to the exchange offer.

PROPOSED AMENDMENTS TO THE INDENTURE GOVERNING THE 2010 NOTES

Deletion of covenants in the 2010 indenture. The proposed amendments to the indenture governing our 2010 Notes would delete in their entirety the covenants listed below and references thereto from that indenture as well as the events of default related to such covenants:

SECTION 3.09..................   Offer to Purchase by Application of Excess
                                 Proceeds

SECTION 4.02..................   Maintenance of Office or Agency

SECTION 4.05..................   Taxes

SECTION 4.07..................   Restricted Payments

SECTION 4.08..................   Dividend and Other Payment Restrictions
                                 Affecting Subsidiaries

SECTION 4.09..................   Incurrence of Indebtedness and Issuance of
                                 Preferred Stock

SECTION 4.10..................   Asset Sales

SECTION 4.11..................   Transactions with Affiliates

SECTION 4.12..................   Liens

SECTION 4.13..................   Corporate Existence

SECTION 4.14..................   Offer to Repurchase upon Change of Control

SECTION 4.18..................   Designation of Restricted and Unrestricted
                                 Subsidiaries

SECTION 4.19..................   Business Activities

SECTION 4.20..................   Issuance of Subsidiary Guarantees and Mirror
                                 Note Guarantees

SECTION 5.01..................   Amalgamation, Merger, Consolidation or Sale of
                                 Assets

Modification of covenants in the indenture. The 2010 proposed amendments would modify the following covenants in the 2010 indenture as summarized below:

SECTION 5.02..................   Successor Corporation Substituted: The
                                 reference to compliance with Section 5.01 is deleted.

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THE EXCHANGE OFFER AND CONSENT SOLICITATION
--------------------------------------------------------------------------------

SECTION 6.01..................   Events of Default: Deletion of clauses (3),
                                 (4), (5), (6), (7), (8) and all references to
                                 Significant Subsidiaries in (9).

SECTION 8.04..................   Conditions to Legal or Covenant Defeasance:
                                 Deletion of clauses (2), (3), (4), (5) and (6).

Deletion and amendment of definitions. The 2010 proposed amendments would delete and amend certain definitions from the 2010 indenture made irrelevant or necessary as a result of the foregoing changes.

Amendment to 2010 notes. The 2010 proposed amendments would amend certain sections of the 2010 Notes in order to conform with the amendments described above.

PROPOSED AMENDMENTS TO THE INDENTURE GOVERNING THE 2014 NOTES

Deletion of covenants in the 2014 indenture. The proposed amendments to the indenture governing our 2014 Notes would delete in their entirety the covenants listed below and references thereto from that indenture as well as the events of default related to such covenants.

SECTIONS OF THE FIRST SUPPLEMENTAL INDENTURE TO THE 2014 INDENTURE
SECTION 3.02..................   Offer to Purchase by Application of Excess
                                 Proceeds

SECTION 4.01..................   Maintenance of Office or Agency

SECTION 4.03..................   Restricted Payments

SECTION 4.04..................   Dividend and Other Payment Restrictions
                                 Affecting Subsidiaries

SECTION 4.05..................   Incurrence of Indebtedness and Issuance of
                                 Preferred Stock

SECTION 4.06..................   Asset Sales

SECTION 4.07..................   Transactions with Affiliates

SECTION 4.08..................   Liens

SECTION 4.09..................   Corporate Existence

SECTION 4.10..................   Offer to Repurchase upon Change of Control

SECTION 4.13..................   Designation of Restricted and Unrestricted
                                 Subsidiaries

SECTION 4.14..................   Business Activities

SECTION 4.15..................   Issuance of Subsidiary Guarantees and Mirror
                                 Note Guarantees

SECTION 5.01..................   Amalgamation, Merger, Consolidation or Sale of
                                 Assets

                      Sections of the Base 2014 Indenture

SECTION 4.6...................   Taxes

Modification of covenants in the indenture. The 2014 proposed amendments would modify the following covenants in the 2014 indenture as summarized below:

SECTIONS OF THE FIRST SUPPLEMENTAL INDENTURE TO THE 2014 INDENTURE
SECTION 5.02..................   Successor Corporation Substituted: Deletion of
                                 the reference to compliance with Section 5.01.

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                                                                            S-41
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THE EXCHANGE OFFER AND CONSENT SOLICITATION
--------------------------------------------------------------------------------

SECTION 6.01..................   Events of Default: Deletion of clauses (3),
                                 (4), (5), (6), (7), (8) and all references to
                                 Significant Subsidiaries in (9).

SECTION 8.06..................   Conditions to Legal or Covenant Defeasance:
                                 Deletion of clauses (2), (3), (4), (5) and (6).

Deletion and amendment of definitions. The 2014 proposed amendments would delete and amend certain definitions from the 2014 indenture made irrelevant or necessary as a result of the foregoing changes.

Amendment to 2014 notes. The 2014 proposed amendments would amend certain sections of the 2010 Notes in order to conform with the amendments described above.

The proposed amendments with respect to any issue of old notes constitute a single proposal and a consenting Holder must consent to such proposed amendments in their entirety and may not consent selectively with respect to certain of the proposed amendments. Therefore, the delivery of a consent by a holder will constitute a consent to all of the proposed amendments to the indentures relating to the old notes beneficially owned by that holder. The valid tender by a holder of old notes pursuant to the exchange offer will be deemed to constitute the consent by that holder to the proposed amendments. We are not soliciting and will not accept consents from holders who are not tendering their old notes pursuant to the exchange offer.

IF THE PROPOSED AMENDMENTS ARE ADOPTED AND THE EXCHANGE OFFER IS CONSUMMATED WITH RESPECT TO ANY ISSUE OF OLD NOTES, OLD NOTES THAT ARE NOT TENDERED, OR THAT ARE NOT ACCEPTED FOR PURCHASE PURSUANT TO THE EXCHANGE OFFER, WILL REMAIN OUTSTANDING, BUT WILL BE SUBJECT TO THE TERMS OF THE RESPECTIVE INDENTURES AS MODIFIED BY THE SUPPLEMENTAL INDENTURES EFFECTING THE PROPOSED AMENDMENTS.

Pursuant to the terms of the indenture governing the 2010 Notes, adoption of the proposed amendments in respect of the 2010 Notes requires consents from holders representing at least a majority in principal amount of the 2010 Notes outstanding on the offer expiration date. Pursuant to the terms of the indenture governing the 2014 Notes, adoption of the proposed amendments in respect of the 2014 Notes requires consents from holders representing at least a majority in principal amount of the 2014 Notes outstanding on the offer expiration date. As of the date of this Statement, the aggregate principal amount outstanding of the 2010 Notes is US$175,000,000 and the aggregate principal amount outstanding of the 2014 Notes is US$125,000,000. On November 30, 2004, as permitted by and in accordance with the terms of the old indentures, we announced that we will redeem US$41,744,000 of the 2010 Notes and US$43,750,000 of the 2014 Notes on December 30, 2004.

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 S-42

--------------------------------------------------------------------------------

COMPARISON OF THE OLD NOTES AND THE NEW NOTES

The provisions of the old indentures are similar to the provisions of the indenture governing the new notes, but they are different in certain respects, most notably in that the indenture governing the new notes will permit the Trust Spinout. The following is a description of some of the other differences between the old indentures and the new indenture. You can find the definitions of some of the defined terms used in this comparison under the subheading "Definitions" in the section of this Statement entitled "Description of the New Notes". THIS COMPARISON IS PROVIDED FOR CONVENIENCE ONLY, AND YOU SHOULD REVIEW THE FULL DESCRIPTION OF THE NEW NOTES CONTAINED IN THE SECTION OF THIS STATEMENT ENTITLED "DESCRIPTION OF THE NEW NOTES". In addition to the provisions set forth below, the new indenture may differ from the old indentures with respect to changes consistent with and necessary to carry out the intent of the provisions below:

--------------------------------------------------------------------------------------------------
PROVISION                      2010 NOTES               2014 NOTES                NEW NOTES
--------------------------------------------------------------------------------------------------
MATURITY DATE..........  November 1, 2010         July 15, 2014            January 31, 2012

INTEREST...............  7 7/8% per year,         8 7/8% per year,         8% per year, payable
                         payable semi-annually    payable semi-annually    semi-annually in cash
                         in cash in arrears on    in cash in arrears on    in arrears on January
                         May 1 and November 1 of  January 15 and July 15   31 and July 31 of each
                         each year                of each year             year

OPTIONAL REDEMPTION....  After November 1, 2007,  After July 15, 2009, we  After January 31, 2007,
                         we may redeem all or a   may redeem all or a      we may redeem all or a
                         part of the 2010 Notes   part of the 2014 Notes   part of the new notes
                         at the following         at the following         at the following
                         redemption prices, plus  redemption prices, plus  redemption prices, plus
                         accrued and unpaid       accrued and unpaid       accrued and unpaid
                         interest, if any, to     interest, if any, to     interest, if any, to
                         the date of redemption,  the date of redemption,  the date of redemption,
                         if redeemed during the   if redeemed during the   if redeemed during the
                         12 month period          12 month period          12 month period
                         beginning on November 1  beginning on July 15 of  beginning on January 31
                         of the following years:  the following years:     of the following years:

                         2007--103.938%           2009--104.438%           2007--104%
                         2008--101.969%           2010--102.958%           2008--103%
                         2009 and                 2011--101.479%           2009--102%
                         thereafter--100%         2012 and                 2010--101%
                                                  thereafter--100%         2011 and
                                                                           thereafter--100%

RESTRICTED PAYMENTS....  See "New Notes" column.  See "New Notes" column.  Same restrictions on us and our Restricted
                                                                           Subsidiaries, except
                                                                           that the general
                                                                           Restricted Payments
                                                                           basket will be
                                                                           increased from US$20.0
                                                                           million to US$25.0
                                                                           million. However, the
                                                                           restricted payments
                                                                           capacity that had
                                                                           accumulated under
--------------------------------------------------------------------------------------------------

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                                                                            S-43

COMPARISON OF THE OLD NOTES AND THE NEW NOTES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
PROVISION                      2010 NOTES               2014 NOTES                NEW NOTES
--------------------------------------------------------------------------------------------------
                                                                           the build up of our
                                                                           Consolidated Net Income
                                                                           and issuances of
                                                                           Capital Stock prior to
                                                                           the issue date will not
                                                                           be available for
                                                                           Restricted Payments
                                                                           under the indenture
                                                                           governing the new
                                                                           notes.

INDEBTEDNESS...........  The Credit Agreement     The Credit Agreement     Prior to the Trust
                         debt basket is equal to  debt basket is equal to  Spinout, the Credit
                         the greater of (i)       the greater of (i)       Agreement debt basket
                         $215.0 million and (ii)  $256.0 million and (ii)  is equal to the greater
                         $20.0 million plus 20%   $30.0 million plus 20%   of (i) $270.0 million
                         of Adjusted              of Adjusted              and (ii) $30.0 million
                         Consolidated Net         Consolidated Net         plus 20% of Adjusted
                         Tangible Assets.         Tangible Assets.         Consolidated Net
                                                                           Tangible Assets.
                                                                           Following the Trust
                                                                           Spinout, the Credit
                                                                           Agreement debt basket
                                                                           will be the greater of
                                                                           (i) $160 million and
                                                                           (ii) $30 million plus
                                                                           20% of Consolidated Net
                                                                           Tangible Assets.

ASSET SALES............  Proceeds from sales of   Proceeds from sales of   Proceeds from sales of
                         the Trust units to be    the Trust units to be    the Trust units to be
                         retained by us           retained by us           retained by us
                         following the Trust      following the Trust      following the Trust
                         Spinout are subject to   Spinout are subject to   Spinout will not be
                         the application of       the application of       subject to the
                         proceeds requirements    proceeds requirements    application of proceeds
                         that could require us    that could require us    requirements that could
                         to make Asset Sale       to make Asset Sale       require us to make
                         Offers.                  Offers.                  Asset Sale Offers.

DEFINITION OF "FAIR      Board of Directors,      Board of Directors,      Chief Financial
MARKET VALUE"..........  acting in good faith,    acting in good faith,    Officer, acting in good
                         determines Fair Market   determines Fair Market   faith, determines Fair
                         Value with respect to    Value with respect to    Market Value with
                         transactions in excess   transactions in excess   respect to transactions
                         of US$10.0 million       of US$10.0 million       in excess of Cdn$10.0
                                                                           million and Board of
                                                                           Directors, acting in
                                                                           good faith, determines
                                                                           Fair Market Value with
                                                                           respect to transactions
                                                                           in excess of Cdn$50.0
                                                                           million

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Description of the new notes

The terms of our 8% Senior Notes due 2012, which we refer to as the "notes" in this "Description of the New Notes" section, are described below. Our debt securities are described generally in the accompanying prospectus. The following description of the particular terms of the notes supplements, and to the extent inconsistent, replaces the description of the general terms and provisions of our debt securities included in the accompanying prospectus. You can find the definitions of certain terms used in this description under the subheading "--Certain definitions". In this section, the word "Paramount" refers only to Paramount Resources Ltd. and not to any of its subsidiaries or partnerships.

Paramount will issue the notes under the indenture that is described in the accompanying prospectus, or the "base indenture", between Paramount and Bank of Nova Scotia Trust Company of New York, as trustee, as supplemented by a supplemental indenture to be entered into by Paramount and the trustee relating to the notes. We refer to the base indenture, as supplemented by the supplemental indenture, as the "indenture". The notes will be issued as a separate series of debt securities under the indenture, and accordingly will vote as a separate series from other series of debt securities on matters under the indenture. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under "--Additional information". Certain defined terms used in this description but not defined below under "--Certain definitions" have the meanings assigned to them in the indenture. References to "US$" are to United States dollars and to "Cdn$" are to Canadian dollars.

The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

BRIEF DESCRIPTION OF THE NOTES
The notes:

-  are general obligations of Paramount;

- are equal in right of payment to all existing and future senior Indebtedness of Paramount;

- are senior in right of payment to any permitted future subordinated Indebtedness of Paramount;

-  are unsecured except for a pledge of the Mirror Notes; and

- are effectively subordinated to all secured Indebtedness of Paramount, the Mirror Note Issuers and the Guarantors, including the Credit Agreement, to the extent of the value of the assets securing such secured Indebtedness.

PRINCIPAL, MATURITY AND INTEREST
Paramount may issue an unlimited principal amount of notes under the supplemental indenture and up to US$214,506,000 will be issued in this offering. Paramount may issue additional notes under the supplemental indenture from time to time after this offering. Any offering of additional notes is subject to the covenant described below under the caption "--Certain covenants--Incurrence of indebtedness and issuance of preferred stock". The notes and any additional notes subsequently issued under the supplemental indenture will be treated as a single series for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. For purposes of this section, except for the covenant described under "--Certain covenants--Incurrence of indebtedness and issuance of preferred stock," references to the notes include such additional notes, if any. Paramount

--------------------------------------------------------------------------------

DESCRIPTION OF THE NEW NOTES
--------------------------------------------------------------------------------

will issue notes in denominations of US$1,000 and integral multiples of US$1,000. The notes will mature on January 31, 2012.

Interest on the notes will accrue at the rate of 8% per annum and will be payable semi-annually in arrears on January 31 and July 31, commencing on July 31, 2005. Paramount will make each interest payment to the Holders of record on the immediately preceding January 15 and July 15. For purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest is calculated under a note for any period in any calendar year (the "Calculation Period") is equivalent to the rate payable under a note in respect of the Calculation Period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

METHODS OF RECEIVING PAYMENTS ON THE NOTES
If a Holder has given wire transfer instructions to Paramount in writing at least 10 calendar days prior to the applicable payment date, Paramount will pay all principal, interest and premium, if any, on that Holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Paramount elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

PAYING AGENT AND REGISTRAR FOR THE NOTES
The trustee will initially act as paying agent and registrar. Paramount may change the paying agent or registrar without prior notice to the Holders of the notes, and Paramount or any of its Subsidiaries may act as paying agent or registrar.

TRANSFER AND EXCHANGE
A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all transfer taxes due on transfer. Paramount is not required to transfer or exchange any note selected for redemption. Also, Paramount is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

MIRROR NOTES
Upon closing of the offering of the notes, we will amend the mirror notes issued to us by Paramount Finance Ltd., which is a limited purpose finance company, in connection with the issuance of the old notes, such that the principal amount of each such mirror note is equal to the amount of the applicable old notes outstanding following the exchange offer and in exchange for such amendment, Paramount Finance Ltd. will issue to us a Mirror Note in the principal amount equal to the principal amount of notes issued in the exchange offer.

Paramount Finance Ltd. will similarly amend the mirror notes issued to Paramount Finance Ltd. by Paramount Resources in connection with the issuance of the old notes and in exchange Paramount Resources will issue to Paramount Finance Ltd. a Mirror Note in the principal amount equal to the principal amount of notes issued in the exchange offer. The Paramount Resources Mirror Note and the related Mirror Note Guarantees will be pledged to Paramount by Paramount Finance Ltd. to secure Paramount Finance Ltd.'s obligations under its Mirror Note. In turn, Paramount will pledge the

--------------------------------------------------------------------------------

DESCRIPTION OF THE NEW NOTES
--------------------------------------------------------------------------------

Paramount Finance Ltd. Mirror Note, its interest in the Paramount Resources Mirror Note and the related Mirror Note Guarantees to secure performance of Paramount's obligations under the notes.

The obligations of Paramount Finance Ltd. to Paramount under its Mirror Note and the obligations of Paramount Resources to Paramount Finance Ltd. under its Mirror Note will be initially guaranteed by each existing Restricted Subsidiary of Paramount other than the Mirror Note Issuers.

OPTIONAL REDEMPTION
At any time prior to January 31, 2007, Paramount may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 108.0% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that

(1) at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Paramount and its Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

If Paramount becomes obligated to pay any Additional Amounts as a result of a change in the laws or regulations of Canada or any Canadian Taxing Authority, or a change in any official position regarding the application or interpretation thereof, which is publicly announced or becomes effective on or after the date of the supplemental indenture, Paramount may, at its option, redeem the notes, in whole but not in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Except pursuant to the preceding paragraphs, the notes will not be redeemable at Paramount's option prior to January 31, 2007.

After January 31, 2007, Paramount may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on January 31 of the years indicated below:

                                                              PERCENTAGE
YEAR                                                          ----------
2007........................................................   104.000%
2008........................................................   103.000%
2009........................................................   102.000%
2010........................................................   101.000%
2011 and thereafter.........................................   100.000%

MANDATORY REDEMPTION
Paramount is not required to make mandatory redemption or sinking fund payments with respect to the notes.

OFFER TO REPURCHASE

CHANGE OF CONTROL
If a Change of Control occurs, Paramount will be required to offer to repurchase all or any part (equal to US$1,000 or an integral multiple of US$1,000) of each Holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Paramount will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes

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repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control, Paramount will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Paramount will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Paramount will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, Paramount or its designated agent will, to the extent lawful:

(3) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(4) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(5) deliver or cause to be delivered to the trustee the notes accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by Paramount.

The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of US$1,000 or an integral multiple of US$1,000.

Paramount will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

If a Change of Control Offer is made, there can be no assurance that Paramount will have available, or will be able to obtain from third parties, funds sufficient to pay for all or any of the notes that might be delivered by Holders seeking to accept the Change of Control Offer. In addition, there can be no assurance that in the event of a Change of Control Paramount will be able to obtain any consents necessary to consummate the Change of Control Offer from the lenders under agreements governing any outstanding Indebtedness that may prohibit the offer.

The provisions described above that require Paramount to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that Paramount repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Paramount will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Paramount and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a reference to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Paramount

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DESCRIPTION OF THE NEW NOTES
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and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the reference under applicable law. Accordingly, whether or not Paramount is required to offer to repurchase notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Paramount and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

ASSET SALES
Paramount will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Paramount (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets, properties or Equity Interests issued or sold or otherwise disposed of;

(2) the fair market value is set forth in an officers' certificate delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by Paramount or such Restricted Subsidiary is in the form of cash, Cash Equivalents, Liquid Securities or Permitted Assets. For purposes of this provision, each of the following will be deemed to be cash:

     (a) any liabilities, as shown on Paramount's or such Restricted Subsidiary's most recent balance sheet, of Paramount or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes, any Mirror Note, any Mirror Note Guarantee or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Paramount or such Restricted Subsidiary from further liability; and

     (b) any securities, notes or other obligations received by Paramount or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Paramount or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale other than any Net Cash Proceeds from any sale or disposition of Retained Trust Units, Paramount or the applicable Restricted Subsidiary may apply those Net Cash Proceeds for any combination of the following purposes:

(1) to repay or prepay Indebtedness of Paramount or a Restricted Subsidiary that is not subordinated to the notes, any Mirror Note, any Mirror Note Guarantee or any Subsidiary Guarantee;

(2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Oil and Gas Business;

(3)  to make a capital expenditure; or

(4) to acquire other long-term assets or properties that are used or useful in the Oil and Gas Business.

Pending the final application of any Net Cash Proceeds, Paramount may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by the indenture.

Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph other than any Net Cash Proceeds from any sale or disposition of Retained Trust Units will constitute "Excess Proceeds". When the aggregate amount of Excess Proceeds exceeds

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US$10.0 million, Paramount will make an offer (an "Asset Sale Offer") to all
Holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Paramount may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Paramount will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Paramount will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

SELECTION AND NOTICE
If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of US$1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

CERTAIN COVENANTS
Set forth below are certain covenants that are contained in the indenture.

PERMISSIBILITY OF TRUST SPINOUT
The restrictive covenants described below will not be applicable to the Trust Spinout; provided that the Trust Spinout is consummated within 180 days following the Issue Date. Consequently, although the Trust Spinout would not otherwise be permitted under the terms of the covenants described below, the consummation of the Trust Spinout will nonetheless be permitted under the indenture.

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RESTRICTED PAYMENTS
Paramount will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any other payment or distribution on account of Paramount's Equity Interests (including, without limitation, any payment on account of such Equity Interests in connection with any merger or consolidation involving Paramount) or to the direct or indirect holders of Paramount's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Paramount);

(2) purchase, retract, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Paramount), in whole or in part, any Equity Interests of Paramount (other than any such Equity Interests owned by Paramount or a Restricted Subsidiary);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, any Mirror Note, any Mirror Note Guarantee or any Subsidiary Guarantee, except for (i) a payment of interest at the Stated Maturity thereof or of principal not earlier than one year prior to the Stated Maturity thereof and (ii) any such Indebtedness owed to Paramount or a Restricted Subsidiary; or

(4)  make any Restricted Investment;

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments") unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Paramount would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of indebtedness and issuance of preferred stock"; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Paramount and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3) and (8) of the next succeeding paragraph), is less than the sum, without duplication, of:

     (a) 50% of the Consolidated Net Income of Paramount for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing January 1, 2005 to the end of Paramount's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a loss, less 100% of such loss), plus

     (b) 100% of the aggregate net cash proceeds received by Paramount since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of Paramount (other than Disqualified Stock and other than sales of Equity Interests to a Restricted Subsidiary) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Paramount that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Paramount) plus the aggregate net cash proceeds received by Paramount at the time of such conversion or exchange, plus

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DESCRIPTION OF THE NEW NOTES
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     (c)  to the extent that any Restricted Investment that was made after the
          Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and
          (ii) the initial amount of such Restricted Investment, plus

     (d) upon a redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (i) the fair market value of Paramount's proportionate interest in such Subsidiary immediately following such redesignation, and (ii) the aggregate amount of Paramount's Investments in such Subsidiary to the extent such Investments were excluded from or otherwise reduced the sum of clauses (a), (b) and (c) immediately above and were not previously repaid or otherwise reduced.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Paramount, any Mirror Note Issuer or any Guarantor or of any Equity Interests of Paramount in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Paramount) of, Equity Interests of Paramount (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause
     (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Paramount, any Mirror Note Issuer or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Paramount or any Restricted Subsidiary of Paramount held by any member of Paramount's, or any of its Restricted Subsidiaries', management, directors or employees pursuant to any management equity subscription agreement, stock option agreement or similar agreement or upon the death, disability or termination of employment of such directors, officers or employees; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed US$2.0 million in any calendar year (with up to an additional US$2.0 million of unused amounts from any year available to be used in the following year);

(5) repurchases of Equity Interests deemed to occur upon the exercise of stock options or warrants if the Equity Interests represent a portion of the exercise price thereof and repurchases of Equity Interests deemed to occur upon the withholding of a portion of the Equity Interests granted or awarded to an employee to pay for the taxes payable by such employee upon such grant or award;

(6) the payment of dividends on Disqualified Stock issued after the date of the supplemental indenture pursuant to the terms thereof as in effect on the date of issuance; provided that such Disqualified Stock was issued in accordance with the covenant described below under the caption "--Incurrence of indebtedness and issuance of preferred stock";

(7) the purchase, redemption, acquisition, cancellation or other retirement for nominal value per right of any rights granted to all the holders of common stock of Paramount pursuant to any

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     shareholders' rights plan adopted for the purpose of protecting stockholders from unfair takeover tactics;

(8) payments by Paramount or any Restricted Subsidiary in respect of Indebtedness of Paramount or any Restricted Subsidiary owed to Paramount or another Restricted Subsidiary;

(9) the repurchase of subordinated Indebtedness of Paramount at a purchase price no greater than 101% of the principal amount of such subordinated Indebtedness in the event of a "Change of Control" in accordance with provisions similar to the covenant described under "--Offer to repurchase--Change of control"; provided that, prior to or simultaneously with such repurchase, Paramount has made the Change of Control Offer, if required, with respect to the notes and has repurchased all notes validly tendered for payment in connection with such Change of Control Offer;

(10) the repurchase, redemption or other acquisition or retirement for value of Equity Interests of Paramount or any Restricted Subsidiary of Paramount held by the estate of any Person who had a "key man' life insurance policy maintained by Paramount or any Restricted Subsidiary out of the proceeds received by Paramount or such Restricted Subsidiary under such policy; or

(11) the making of other Restricted Payments in an aggregate amount not to exceed US$25.0 million since the Issue Date.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Paramount or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors.

INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK
Paramount will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (in any such case, "incur") any Indebtedness (including Acquired Debt), and Paramount will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Paramount may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Mirror Note Issuers and the Guarantors may incur Indebtedness or issue preferred stock, if the Fixed Charge Coverage Ratio for Paramount's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.5 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; provided further that a Restricted Subsidiary may issue preferred stock to Paramount or to a Wholly Owned Restricted Subsidiary of Paramount, or in a transaction or series of related transactions consisting of a sale of such Restricted Subsidiary, provided that immediately after giving effect to such sale, neither Paramount nor any of its Subsidiaries owns any Equity Interests of such Restricted Subsidiary and such sale complies with the covenant described under "--Offer to repurchase--Asset sales".

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(1) the incurrence by Paramount and its Restricted Subsidiaries of Indebtedness, letters of guarantee, tender cheques and letters of credit under Credit Facilities in an aggregate principal amount at

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     any one time outstanding under this clause (1) (with letters of guarantee, tender cheques and letters of credit being deemed to have a principal amount equal to the maximum potential liability of Paramount and its Restricted Subsidiaries thereunder) not to exceed the greater of

     (a) (x) prior to the Trust Spinout, Cdn$270.0 million and (y) following the Trust Spinout, Cdn$160.0 million, in each case, less the aggregate amount of all Net Cash Proceeds of Asset Sales that have been applied by Paramount or any of its Restricted Subsidiaries since the date of the indenture to permanently repay any term Indebtedness under a Credit Facility pursuant to the covenant described above under the caption "--Offer to repurchase--Asset sales" and less the aggregate amount of all commitment reductions with respect to any revolving credit borrowings under a Credit Facility that have been made by Paramount or any of its Restricted Subsidiaries since the date of the indenture as a result of the application of Net Cash Proceeds of Asset Sales pursuant to the covenant described above under the caption "--Offer to repurchase--Asset sales"; and

     (b) Cdn$30.0 million plus 20% of Adjusted Consolidated Net Tangible Assets as of the date on which such additional Indebtedness is incurred, and after giving effect to the incurrence of such Indebtedness (and including any assets acquired with such Indebtedness);

(2)  Existing Indebtedness;

(3) the incurrence by Paramount, the Mirror Note Issuers and the Guarantors of Indebtedness represented by the notes to be issued on the Issue Date, the Mirror Notes, the Mirror Note Guarantees and the Subsidiary Guarantees;

(4) the incurrence by Paramount, any Mirror Note Issuer or any Guarantor of Indebtedness and Obligations represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction, development or improvement of property, plant or equipment, including Facilities, used in the business of Paramount, such Mirror Note Issuer or such Guarantor, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed US$10.0 million at any time outstanding;

(5) the incurrence by Paramount or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3) (with respect to the notes only) or (5) of this paragraph;

(6) the incurrence by Paramount or any of its Restricted Subsidiaries of intercompany Indebtedness or the issuance of preferred stock between or among Paramount and any of its Restricted Subsidiaries; provided, however, that

     (a) if Paramount, any Mirror Note Issuer or any Guarantor is the obligor on such Indebtedness or preferred stock, such Indebtedness or preferred stock must be unsecured (other than by other intercompany indebtedness); and

     (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness or preferred stock being held by a Person other than Paramount or a Restricted Subsidiary of Paramount and (ii) any sale or other transfer of any such Indebtedness or preferred stock to a Person that is not either Paramount or a Restricted Subsidiary of Paramount, will be deemed, in each case, to constitute an incurrence of such

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          Indebtedness or the issuance of preferred stock by Paramount or such
          Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by Paramount, any Mirror Note Issuer or any Guarantor of Hedging Obligations, provided that such Hedging Obligations were incurred in the ordinary course of business and not for speculative purposes;

(8) the guarantee by Paramount, any Mirror Note Issuer or any Guarantor of Indebtedness of Paramount or a Restricted Subsidiary of Paramount that was permitted to be incurred by another provision of this covenant or required to be incurred by the indenture;

(9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Paramount as accrued;

(10) the incurrence by Paramount, any Mirror Note Issuer or any Guarantor of Indebtedness and Obligations under Oil and Gas Hedging Contracts, provided that such Oil and Gas Hedging Contracts were entered into in the ordinary course of business and not for speculative purposes;

(11) production imbalances arising in the ordinary course of business;

(12) Indebtedness and Obligations in connection with one or more standby letters of credit, Guarantees, performance or surety bonds or other reimbursement obligations, in each case, issued in the ordinary course of business and not in connection with the borrowing of money or the obtaining of an advance or credit (other than advances or credit for goods and services in the ordinary course of business and on terms and conditions that are customary in the Oil and Gas Business, and other than the extension of credit represented by such letter of credit, Guarantee or performance or surety bond itself);

(13) the incurrence by Paramount, any Mirror Note Issuer or any Guarantor of Non-Recourse Purchase Money Debt in an amount not to exceed US$20.0 million outstanding at any one time;

(14) the incurrence by Paramount or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (14), not to exceed US$25.0 million;

(15) Indebtedness of Paramount, any Restricted Subsidiary, any Mirror Note Issuer or any Guarantor arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business;

(16) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(17) Indebtedness of Paramount or any Restricted Subsidiary (including letters of credit), for the account of Paramount or any such Restricted Subsidiary incurred in order to provide security for environmental reclamation obligations to governmental agencies, workers' compensation claims, payment obligations in connection with self-insurance or similar statutory and other requirements in the ordinary course of business; and

(18) customary indemnification, adjustment of purchase price or similar obligations, including title insurance, of Paramount or any Restricted Subsidiary, in each case, incurred in connection with

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     the acquisition or disposition of any assets of Paramount or any such
     Restricted Subsidiary (other than Guarantees incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition).

For purposes of determining compliance with this "Incurrence of indebtedness and issuance of preferred stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Paramount will be permitted to classify, or later reclassify, such item of Indebtedness in whole or in part in any manner that complies with this covenant, including by allocation to more than one other type of Indebtedness. Indebtedness under the Credit Agreement outstanding on the Issue Date will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt above.

The maximum amount of Indebtedness that Paramount or any Restricted Subsidiary may incur pursuant to this covenant will not be deemed to be exceeded solely as the result of fluctuations in the exchange rates of currencies. In determining the amount of Indebtedness outstanding under one of the clauses above, the outstanding principal amount of any particular Indebtedness of any Person shall be counted only once and any obligation of such Person or any other Person arising under any Guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall be disregarded so long as it is permitted to be incurred by the Person or Persons incurring such obligation.

None of Paramount, any Mirror Note Issuer or any Guarantor will incur any additional Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of such Person unless such additional Indebtedness is also contractually subordinated in right of payment to the notes, the applicable Mirror Note, or the applicable Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured.

LIENS
Paramount will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien (other than Permitted Liens) securing Indebtedness or trade payables upon or with respect to any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES Paramount will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Paramount or any of its Restricted Subsidiaries or pay any indebtedness owed to Paramount or any of its Restricted Subsidiaries;

(2)  make loans or advances to Paramount or any of its Restricted Subsidiaries;
     or

(3) transfer any of its properties or assets to Paramount or any of its Restricted Subsidiaries.

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However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness or Credit Facilities as in effect or which come into effect on the date of the supplemental indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially less favorable to holders of notes, as determined by Paramount's Board of Directors in their reasonable and good faith judgment;

(2) the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees and the Mirror Note Pledge Agreements;

(3)  applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Paramount or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts and leases entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness, including any encumbrances or restrictions imposed by any amendments or refinancings of the contracts, instruments and obligations referred to in this covenant, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially less favorable to holders of notes, as determined by Paramount's Board of Directors in their reasonable and good faith judgment;

(9)  agreements existing on the Issue Date;

(10) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption "--Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, partnership agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; and

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

AMALGAMATION, MERGER, CONSOLIDATION OR SALE OF ASSETS
Paramount may not, directly or indirectly: (1) amalgamate, consolidate or merge with or into another Person (whether or not Paramount is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Paramount and its Restricted

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Subsidiaries taken as a whole (it being understood that the Trust Spinout will not be deemed to be a violation of this covenant), in one or more related transactions, to another Person; unless:

(1) either (a) Paramount is the surviving corporation; or (b) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Paramount) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of Canada or any province thereof or the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Paramount) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made expressly assumes all the obligations of Paramount under the notes, the indenture and the Mirror Note Pledge Agreements pursuant to agreements reasonably satisfactory to the trustee;

(3)  immediately after such transaction no Default or Event of Default exists;

(4) Paramount or the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Paramount), or to which such sale, assignment, transfer, conveyance or other disposition has been made:

     (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Paramount immediately preceding the transaction; and

     (b) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of indebtedness and issuance of preferred stock"; and

(5) the transactions will not result in Paramount or the surviving corporation being required to make any deduction or withholding on account of taxes as described below under the caption "--Payment of additional amounts" that Paramount would not have been required to make had such transactions or series of transactions not occurred; and

(6) in case Paramount shall consolidate, amalgamate or merge with or into any other Person or, except for conveyances or transfers to one or more Wholly-Owned Restricted Subsidiaries, convey or transfer its properties and assets substantially as an entirety to any Person, Paramount has delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, amalgamation, merger, conveyance or transfer and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the covenant described under "--Certain covenants--Amalgamation, merger, consolidation or sale of assets" and that all conditions precedent contained in the indenture relating to such transaction have been complied with.

In addition, Paramount may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This "Amalgamation, merger, consolidation or sale of assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Paramount, any Mirror
Note Issuer and any Guarantor.

Subject to the following paragraph, a Mirror Note Issuer or a Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate, amalgamate or merge with or into

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(whether or not such Mirror Note Issuer or Guarantor is the surviving Person), another Person, other than Paramount, a Mirror Note Issuer or a Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)  either:

     (a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such amalgamation, consolidation or merger assumes all the obligations of that Mirror Note Issuer or Guarantor, as the case may be, under the indenture, its Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, and the Mirror Note Pledge Agreements, if applicable, pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

     (b) the Net Cash Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture; and

(3) in case any Mirror Note Issuer or Guarantor shall consolidate, amalgamate or merge with or into any other Person or, except for conveyances, transfers or leases to one or more Wholly-Owned Restricted Subsidiaries, convey, transfer or lease its properties and assets substantially as an entirety to any Person, Paramount has delivered to the trustee an officers' Certificate and an opinion of counsel, each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the covenant described under "--Certain covenants--Amalgamation, merger, consolidation or sale of assets" and that all conditions precedent contained in the indenture relating to such transaction have been complied with.

The Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, of a Guarantor or a Mirror Note Issuer, as the case may be, will be released

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Paramount, if the sale or other disposition complies with the "Asset Sales" provisions of the indenture; or

(2) in connection with any sale of all of the Capital Stock of a Subsidiary to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Paramount, if the sale complies with the "Asset Sales" provisions of the indenture; or

(3) if Paramount designates any Restricted Subsidiary that is a Guarantor or a Mirror Note Issuer as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

TRANSACTIONS WITH AFFILIATES
Paramount will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Paramount or the relevant Restricted Subsidiary than those that would have reasonably been expected to have been obtained in a comparable transaction at such time by Paramount or such Restricted Subsidiary with an unrelated Person; and

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(2)  Paramount delivers to the trustee:

     (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$5.0 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

     (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$15.0 million, an opinion as to the fairness to Paramount or the relevant Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States selected by Paramount.

The following items will be deemed not to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(3) any employment agreement entered into by Paramount or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of Paramount or such Restricted Subsidiary or approved by a majority of the disinterested members of the Board of Directors of Paramount (or a committee comprised solely of disinterested directors);

(4)  transactions between or among Paramount and/or its Restricted Subsidiaries;

(5) transactions with a Person that is an Affiliate of Paramount solely because Paramount owns an Equity Interest in, or controls, such Person;

(6) payment of reasonable and customary compensation or fees to, or the execution of customary expense reimbursement, indemnification or similar arrangements with, Paramount or any of its Restricted Subsidiaries or any of their respective directors and officers in the ordinary course of business;

(7) sales of Equity Interests (other than Disqualified Stock) to Affiliates of Paramount; and

(8) Restricted Payments (including the Trust Spinout) and Permitted Investments that are permitted by the provisions of the indenture described above under the caption "--Restricted payments".

ISSUANCE OF SUBSIDIARY GUARANTEES AND MIRROR NOTE GUARANTEES
If Paramount forms or acquires any Restricted Subsidiary that is not a Guarantor or a Mirror Note Issuer and that incurs any Indebtedness (other than Indebtedness owing to Paramount, a Mirror Note Issuer or a Guarantor), or if any Restricted Subsidiary that is not a Guarantor or a Mirror Note Issuer guarantees any Indebtedness of Paramount, a Guarantor or a Mirror Note Issuer (other than a Guarantee of Indebtedness owing to Paramount, a Guarantor or a Mirror Note Issuer), in each case, in excess of US$2.0 million, then Paramount shall:

(1) cause such Restricted Subsidiary to (i) execute and deliver to the trustee a supplemental indenture substantially in the form contemplated by the indenture pursuant to which such Restricted Subsidiary shall unconditionally guarantee (each, a "Subsidiary Guarantee") all of Paramount's obligations under the notes and the indenture on the terms set forth in the indenture or (ii) unconditionally guarantee to the Person to whom the Mirror Notes are issued (each, a "Mirror Note Guarantee") all of the Mirror Note Issuers' obligations under the Mirror Notes pursuant to documentation substantially in the form delivered by the Mirror Note Guarantors on the Issue Date; and

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(2)  deliver to the trustee an opinion of counsel (which may contain customary exceptions) that such supplemental indenture or Mirror Note Guarantee, as the case may be, has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary;

provided, that the foregoing shall not apply to any Restricted Subsidiary acquired or formed by Paramount for so long as it is not a Wholly Owned Restricted Subsidiary.

Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the indenture. Paramount may cause any other Restricted Subsidiary of Paramount to issue a Subsidiary Guarantee or Mirror Note Guarantee and become a Guarantor. At any time the Indebtedness or Guarantee of Indebtedness referred to above is repaid or released without further obligation by such Restricted Subsidiary, such Restricted Subsidiary need no longer be required to be a Guarantor for purposes of this covenant, and the trustee shall promptly execute such documents and instruments, as Paramount or such Restricted Subsidiary may request to evidence the termination of the applicable Subsidiary Guarantee or Mirror Note Guarantee.

DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES
The Board of Directors of Paramount may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Paramount and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "--Restricted payments" or Permitted Investments, as determined by Paramount. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Sub sidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Paramount may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

BUSINESS ACTIVITIES
Paramount will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Oil and Gas Business, except to such extent as would not be material to Paramount and its Restricted Subsidiaries taken as a whole.

PAYMENTS FOR CONSENT
Paramount will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees or the Mirror Note Pledge Agreements unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

PAYMENT OF ADDITIONAL AMOUNTS
All payments made by Paramount or on behalf of Paramount with respect to the notes will be made without withholding or deduction for any Taxes imposed by any Canadian Taxing Authority, unless required by law or the interpretation or administration thereof by the relevant Canadian Taxing

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Authority. If Paramount is obligated to withhold or deduct any amount on account of Taxes imposed by any Canadian Taxing Authority from any payment made with respect to the notes, Paramount will:

(1)  make such withholding or deduction;

(2) remit the full amount deducted or withheld to the relevant government authority in accordance with the applicable law;

(3) pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted;

(4) furnish to the trustee for the benefit of the Holders, within 30 days after the date the payment of any Taxes is due, an official receipt of the relevant government authorities for all amounts deducted or withheld, or if such receipts are not obtainable, other evidence of payment by Paramount of those Taxes;

(5) indemnify and hold harmless each Holder, other than as described below, for the amount of:

     (a) any Taxes (including interest and penalties) paid by such Holder as a result of payments made on or with respect thereto, and

     (b) any Taxes imposed with respect to any reimbursement under the preceding clause (a) or this clause (b), but excluding any such Taxes on such Holder's net income; and

(6) at least 15 days prior to each date on which any Additional Amounts are payable, deliver to the trustee an officers' certificate setting forth the calculation of the Additional Amounts to be paid and such other information as the trustee may request to enable the trustee to pay such Additional Amounts to Holders on the payment date.

Notwithstanding the foregoing, Paramount will not pay Additional Amounts to a Holder in respect of a beneficial owner of a note:

- imposed or withheld by reason of the failure of the Holder or beneficial owner to complete, execute and deliver to Paramount any form or document to the extent applicable to such Holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by Paramount in order to enable Paramount to make payments on the notes without deduction or withholding for Taxes, or with deduction of withholding of a lesser amount, which form or document shall be delivered within 60 days of a written request therefor by Paramount;

- in any case where such beneficial owner is not a resident (within the meaning of the Canada-United States Income Tax Convention) of the United States of America, in excess of the amount that Paramount would have been obligated to pay hereunder if such beneficial owner were resident in the United States of America for the purposes of such treaty;

- where Paramount does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment with such beneficial owner, or

- where such beneficial owner is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere acquisition, holding or disposition of notes or the receipt of payments thereunder.

If, following any payment made by Paramount to any Holder of notes under paragraph (3) of the second preceding paragraph or any indemnity payment made by Paramount to any Holder of notes under paragraph (5) of the second preceding paragraph, such Holder shall receive or be granted a

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refund, credit, allowance or remission in respect of the Taxes resulting in the payment thereof and such Holder is able to readily identify such refund, credit, allowance or remission as being attributable to such Taxes, such Holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, credit, allowance or remission and without prejudice to the right of such Holder to obtain any other relief or allowance that may be available to it, reimburse Paramount with such amount as such Holder, acting reasonably, determines to be the amount of money attributable to such refund, credit, allowance or remission that may be paid by such Holder to leave it (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding or payment of Taxes, which resulted in the payment under paragraph (3) or (5) of the second preceding paragraph. Such Holder may charge to Paramount (and may deduct from amounts reimbursable to Paramount hereunder) a fee reasonably determined by such Holder to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to Paramount. Notwithstanding the foregoing, no Holder shall be obligated to disclose to Paramount, or any of its agents, any computation made by such Holder in connection with this paragraph or any information regarding such Holder's tax status or affairs.

Any reference in the indenture to the payment of principal, premium, if any, interest, Change of Control or Asset Sale purchase price, redemption price or any other amount payable under or with respect to any note, will be deemed to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. Paramount's obligation to make payments of Additional Amounts will survive any termination of the indenture or the defeasance of any rights thereunder.

For a discussion of the exemption from Canadian withholding taxes applicable to payments under or with respect to the notes, see "Certain Canadian and US Income Tax Consequences--Canadian Federal Income Tax Consequences".

REPORTS
Whether or not required by the SEC, so long as any notes are outstanding, Paramount will furnish, or cause the trustee to furnish, to the Holders of notes, within the time periods (except as otherwise noted below) specified in the SEC's rules and regulations:

(1) (a) all annual financial information that would be required to be contained in a filing with the SEC on Forms 20-F or 40-F, as applicable (or any successor forms), containing the information required therein (or required in such successor form) including a report on the annual financial statements by Paramount's certified independent accountants; and

     (b) for the first three quarters of each year, all quarterly financial information that would be required to be contained in quarterly reports under the laws of Canada or any province thereof or provided to securityholders of a company with securities listed on the Toronto Stock Exchange, whether or not the Company has any of its securities so listed, in each case including a "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and

(2) within 10 Business Days after the occurrence of any event that would give rise to a requirement to file information regarding such event with the SEC on Form 8-K, all information that would otherwise be required to be filed with the SEC on Form 8-K if Paramount were required to file such reports.

If Paramount has designated any of its Subsidiaries as Unrestricted Subsidiaries, then, to the extent such Unrestricted Subsidiaries in the aggregate accounted for more than 10% of Consolidated Cash Flow or the consolidated total assets of Paramount and its Restricted Subsidiaries for or as of the end of the reporting period, the quarterly and annual financial information required by the preceding

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paragraph must include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Paramount and its Restricted Subsidiaries excluding the Unrestricted Subsidiaries.

In addition, whether or not required by the SEC, Paramount will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing).

EVENTS OF DEFAULT AND REMEDIES
Each of the following is an Event of Default:

(1)  default for 30 days in the payment when due of interest on the notes;

(2) default in payment when due of the principal of, or premium, if any, on the notes;

(3) failure by Paramount or any of its Restricted Subsidiaries to comply with the provisions described under the captions "--Offer to repurchase--Change of control", "--Offer to repurchase--Asset sales", or "--Certain covenants--Amalgamation, Merger, consolidation or sale of assets";

(4) failure by Paramount or any of its Restricted Subsidiaries to comply with any of the other agreements in the indenture for 60 days after written notice has been given to Paramount by the trustee or to Paramount and the trustee by Holders of at least 25% of the outstanding principal amount of the notes;

(5) default under any other mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Paramount or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Paramount or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

     (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the applicable grace or cure period provided in such Indebtedness on the date of such default (a "Payment Default"); or

     (b) results in the acceleration of such Indebtedness prior to its express maturity,

     and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default, which remains outstanding or the maturity of which has been so accelerated, aggregates US$10.0 million or more, provided that if any such default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such default beyond the applicable grace or cure period or the occurrence of such acceleration, as the case may be, such Event of Default under the indenture and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(6) failure by Paramount or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of US$10.0 million in cash (net of amounts covered by insurance or bonded), which judgments are not paid, discharged or stayed for a period of 60 days after the date of entry of such judgment or, in the event such judgments have been bonded to the extent required pending appeal, after the date such judgments become non-appealable;

(7) except as permitted by the indenture, any Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease

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     for any reason to be in full force and effect and such failure shall not be cured within 10 days (it being understood that if any Mirror Note or Mirror Note Guarantee becomes invalid or unenforceable, such invalidity may be cured by causing each obligor under such Mirror Note or Mirror Note Guarantee to directly guarantee the notes pursuant to a Subsidiary Guarantee) or any Significant Subsidiary or any Person acting on behalf of any such Significant Subsidiary, shall deny or disaffirm its obligations under its Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee (other than by reason of release of such Significant Subsidiary from its Subsidiary Guarantee or Mirror Note Guarantee in accordance with the indenture);

(8) except as contemplated by their terms, the Mirror Note Pledge Agreements cease to be in full force and effect or cease to give the trustee, in any material respect, the Liens, rights, powers and privileges purported to be created thereby; and

(9) certain events of bankruptcy or insolvency described in the indenture with respect to Paramount or any of its Significant Subsidiaries.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Paramount, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by notice in writing to Paramount and (if given by the Holders) to the trustee in accordance with the indenture.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

Paramount is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Paramount is required to deliver promptly to the trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS
No director, officer, employee, incorporator or stockholder of Paramount, any Mirror Note Issuer or any Guarantor, as such, will have any liability for any obligations of Paramount, any Mirror Note Issuer or any Guarantor under the notes, the indenture, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees or the Mirror Note Pledge Agreements, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the United States federal securities laws. It is the view of the SEC that this type of waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE
Paramount may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes, all of the Mirror
Note Issuers' obligations discharged with respect to

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the Mirror Notes and all obligations of each Guarantor discharged with respect to its Mirror Note Guarantee or Subsidiary Guarantee, as the case may be ("Legal Defeasance"), except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(2) Paramount's obligations with respect to the notes concerning issuing temporary notes, replacing mutilated, destroyed, lost or stolen notes, maintaining an office or agency for payment and segregating and holding money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the obligations of Paramount and the Guarantors that have issued Subsidiary Guarantees in connection therewith; and

(4)  the Legal Defeasance provisions of the indenture.

In addition, Paramount may, at its option and at any time, elect to have the obligations of Paramount and the Guarantors that have issued Subsidiary Guarantees released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "--Events of default and remedies" will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Paramount must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, Government Securities, or a combination of cash in U.S. dollars and Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants in Canada or the United States selected by Paramount, to pay the principal of, or interest and premium, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Paramount must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Paramount has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Paramount has received from, or there has been published by, the Internal Revenue Service and each applicable Canadian Taxing Authority a ruling or
     (b) since the Issue Date, there has been a change in the applicable Canadian and United States federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to Canadian and United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)  in the case of Covenant Defeasance, Paramount has delivered to the trustee
     (a) an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred and (b) an opinion of counsel qualified to practice in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that Holders of the outstanding notes who are not resident in Canada will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such deposit and

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     defeasance and will only be subject to Canadian federal and provincial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case had such deposit and defeasance not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Paramount or any of its Restricted Subsidiaries is a party or by which Paramount or any of its Restricted Subsidiaries is bound;

(6) Paramount must deliver to the trustee an officers' certificate stating that the deposit was not made by Paramount with the intent of preferring the Holders of notes over the other creditors of Paramount with the intent of defeating, hindering, delaying or defrauding creditors of Paramount or others; and

(7) Paramount must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER
Except as provided in the next three succeeding paragraphs, the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees or the Mirror Note Pledge Agreements may each be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or lack of compliance with any provision of the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees or the Mirror Note Pledge Agreements may be waived with the consent of the Holders of at least a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

 (1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

 (2) reduce the principal of or change the time for payment of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "--Offer to repurchase");

 (3)  reduce the rate of or change the time for payment of interest on any note;

 (4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

 (5)  make any note payable in a currency other than that stated in the notes;

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 (6)  make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium, if any, on the notes;

 (7)  waive a redemption payment with respect to any note;

 (8) amend, change or modify in any material respect the obligation of Paramount to make and consummate a Change of Control Offer after the occurrence of a Change of Control or to make or consummate an Asset Sale Offer with respect to any Asset Sale that has been consummated;

 (9) modify or change any provision of the indenture or the related definitions affecting the ranking of the notes, any Subsidiary Guarantee, any Mirror Note or any Mirror Note Guarantee in any manner adverse to the Holders of the notes;

(10) modify the provisions of the section entitled "--Certain covenants--Payments for consent" in any manner adverse to a Holder of notes;

(11) release any Mirror Note Issuer or Guarantor that is a Significant Subsidiary from any of its obligations under its Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, or the indenture otherwise than in accordance with the terms of the indenture;

(12) modify or change any provision of the Mirror Note Pledge Agreements affecting the priority of the claims of the trustee and the Holders of the notes in and to the Mirror Notes in any manner adverse to the Holders of the notes;

(13) directly or indirectly release any Lien on the Mirror Notes except in compliance with the terms of the indenture and the Mirror Note Pledge Agreements; or

(14)  make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of notes, Paramount, the Mirror Note Issuers and the Guarantors, as applicable, and the trustee may amend or supplement the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees and the Mirror Note Pledge
Agreements:

(1)  to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Paramount's, a Mirror Note Issuer's or a Guarantor's obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Paramount's assets or to comply with the provisions of "--Certain Covenants--Issuance of subsidiary guarantees and mirror note guarantees";

(4) to release any Guarantor from its obligations under its Subsidiary Guarantee or Mirror Note Guarantee (to the extent permitted by the indenture);

(5) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder; or

(6) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

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SATISFACTION AND DISCHARGE
The indenture will cease to be of further effect as to all notes issued thereunder, when

(1)  either:

     (a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Paramount, have been delivered to the trustee for cancellation; or

     (b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Paramount has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient to pay and discharge the principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Paramount or any Restricted Subsidiary is a party or by which Paramount or any Restricted Subsidiary is bound;

(3) Paramount or any Guarantor has paid or caused to be paid all sums payable by Paramount under the indenture; and

(4) Paramount has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Paramount must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

CONCERNING THE TRUSTEE
If the trustee becomes a creditor of Paramount, any Mirror Note Issuer or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW
The indenture, the notes, the Mirror Notes, the Mirror Note Guarantees and the Mirror Note Pledge Agreements will be governed by and construed in accordance with the laws of the State of New York.

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ADDITIONAL INFORMATION
Anyone who receives this prospectus supplement may obtain a copy of the indenture without charge by writing to Paramount Resources Ltd., Suite 4700, 888 Third Street S.W., Calgary, Alberta T2P 5C5, Attention: Corporate Secretary.

BOOK-ENTRY, DELIVERY AND FORM
The Depository Trust Company ("DTC") will act as securities depository for the notes. The notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC.

The following is based on information furnished by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for such notes on DTC's records. The ownership interest of each actual purchaser of notes represented by a registered global security ("Note Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Note Beneficial Owners will not receive written confirmation from DTC of their purchase, but Note Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Note Beneficial Owner entered into the transaction. Transfers of ownership interests in the registered global security representing notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Note Beneficial Owners. Note Beneficial Owners will not receive certificates representing their ownership interests in the registered global security representing notes, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.

To facilitate subsequent transfers, the registered global security representing notes deposited by Direct Participants with DTC is registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the registered global security with DTC and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Note Beneficial Owners of the registered global security representing the notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Note Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

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Conveyance of notices and other communications by DTC to Direct Participants, by
Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Note Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the registered global security representing the notes. Under its usual procedures, DTC mails an Omnibus Proxy as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the registered global security representing the notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from Paramount or the trustee on the payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Note Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the trustee, or Paramount, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Paramount or the trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Note Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither Paramount nor the trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by DTC or the Direct or Indirect Participants or for maintaining or reviewing any records of DTC or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to Paramount or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Paramount believes to be reliable, but Paramount takes no responsibility for the accuracy of this information.

CERTAIN DEFINITIONS
Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

"Acquired Debt" means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is amalgamated or merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person amalgamating or merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person;

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provided that any Indebtedness of such other Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transaction by which such other Person is amalgamated or merged with or into, or becomes a Restricted Subsidiary of, such specified Person, or such assets are acquired by such specified Person, will not be Acquired Debt.

"Additional Amounts" has the meaning assigned to that term under the caption "--Payment of additional amounts".

"Adjusted Consolidated Net Tangible Assets" means, without duplication, as of the date of determination; the sum of:

(1) discounted future net revenues from proved oil and gas reserves of Paramount and its Restricted Subsidiaries calculated in accordance with SEC guidelines (before any provincial, state or federal income taxes), as confirmed by a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniel & Associates Consultants Ltd., Sproule Associates Limited and Sproule Associates Inc.) in a reserve report prepared as of the end of Paramount's most recently completed fiscal year, as increased by, as of the date of determination, the discounted future net revenues of (a) estimated proved oil and gas reserves acquired since the date of such year-end reserve report, and (b) estimated oil and gas reserves attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to exploration, development or exploitation activities, in each case, calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues of (c) estimated proved oil and gas reserves produced or disposed of since the date of such year-end reserve report and (d) reductions in estimated proved oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to changes in geological conditions or other factors that would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with SEC guidelines (utilizing the prices in such year-end reserve report), provided that, in the case of each of the determinations made pursuant to clauses (a) through (d), such increases and decreases shall be as estimated by Paramount's petroleum engineers, unless there is a Material Change as a result of such acquisitions, dispositions or revisions, in which case the discounted future net revenues utilized for purposes of this clause (1) shall be confirmed in a written report of a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniel & Associates Consultants Ltd., Sproule Associates Limited and Sproule Associates Inc.) delivered to the trustee (which report shall be reasonably satisfactory in form and substance to the trustee),

(2) the capitalized costs that are attributable to oil and gas properties of Paramount and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on Paramount's books and records as of a date no earlier than the date of Paramount's most recent available internal annual or quarterly financial statements,

(3) the Consolidated Net Working Capital of Paramount on a date no earlier than the date of Paramount's most recently available internal annual or quarterly financial statements, and

(4) the greater of (a) the net book value of other tangible assets of Paramount on a date no earlier than the date of Paramount's most recently available internal annual or quarterly financial statements or (b) the appraised value, as estimated by independent appraisers, of other tangible assets of Paramount and its Restricted Subsidiaries, in either case, as of the date of Paramount's most recently available internal annual or quarterly financial statements,

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minus, to the extent included in clauses (1) through (4) above, the sum of:

(1)  minority interests,

(2) any net gas balancing liabilities of Paramount and its Restricted Subsidiaries reflected in Paramount's most recently available internal annual or quarterly financial statements,

(3) the discounted future net revenues, calculated in accordance with SEC guidelines utilizing the prices utilized in Paramount's year- end reserve report, attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of Paramount and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto,

(4) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in the first clause (1) above, would be necessary to fully satisfy the payment obligations of Paramount and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto, and

(5) the discounted future net revenues, calculated in accordance with SEC guidelines utilizing the prices utilized in Paramount's year-end reserve report, attributable to reserves that are subject to participation, partnership, vendor financing or other agreements then in effect, or that are otherwise required to be delivered to third parties, but only to the extent that such third parties are then entitled to such reserves, or in the case of vendor financing or other encumbrances reduced only by the value of such encumbrances.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control", as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control unless there is a Beneficial Owner that is not an Affiliate of such Person holding a greater percentage of such Voting Stock. For purposes of this definition, the terms "controlling", "controlled by" and "under common control with" have correlative meanings.

"Asset Sale" means:

(1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business and other than the granting of a Lien in accordance with the indenture; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Paramount and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "--Offer to repurchase--Change of control" and/or the provisions described above under the caption "--Certain covenants--Amalgamation, Merger, consolidation or sale of assets" and not by the provisions of the indenture described above under the caption "--Offer to repurchase--Asset Sales"; and

(2) the issuance of Equity Interests in any of Paramount's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries (other than directors' qualifying shares or shares required to be owned by other Persons pursuant to applicable law).

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                                                                            S-73
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DESCRIPTION OF THE NEW NOTES
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Notwithstanding the preceding, the following items will be deemed not to be an
Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than US$2.5 million;

(2) any direct or indirect transfer of assets between or among Paramount and its Restricted Subsidiaries and any direct or indirect transfer of assets occurring in connection with or resulting from the Trust Spinout;

(3) an issuance of Equity Interests by a Restricted Subsidiary to Paramount or to another Restricted Subsidiary;

(4) any disposition of worn-out, obsolete, retired or otherwise unsuitable or excess assets or equipment or facilities or of assets or equipment no longer used or useful, in each case, in the ordinary course of business;

(5) the sale or lease of equipment, inventory, including current production, accounts receivable or other assets in the ordinary course of business;

(6)  the sale or other disposition of cash or Cash Equivalents;

(7) any transfer of properties or assets (including Capital Stock) that is governed by the provisions of the indenture described under "--Certain covenants--Amalgamation, Merger, consolidation or sale of assets"; or that is a Restricted Payment that is permitted by the covenant described above under the caption "--Certain covenants--Restricted payments";

(8) the sale or transfer (whether or not in the ordinary course of business) of oil and gas properties or direct or indirect interests in real property, provided that at the time of such sale or transfer such properties do not have associated with them any proved reserves;

(9) the abandonment, farm-out, lease or sublease of developed or undeveloped oil and gas properties in the ordinary course of business or resulting from any pooling, unit or farm-out agreement entered into in the ordinary course of business;

(10) the trade or exchange by Paramount or any Restricted Subsidiary of any oil and gas property owned or held by Paramount or such Restricted Subsidiary for any oil and gas property owned or held by another Person;

(11) the sale or transfer of hydrocarbons or other mineral products in the ordinary course of business; and

(12)  a Permitted Investment.

"Board of Directors" means:

(1) with respect to a corporation, the board of directors of the corporation (or any duly authorized committee thereof);

(2) with respect to a partnership, the board of directors of the corporation that is the general partner or managing partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

"Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York City or the Province of Alberta are authorized or required by law to close.

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DESCRIPTION OF THE NEW NOTES
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"Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be classified and accounted for as a capitalized lease obligation on a balance sheet in accordance with GAAP.

"Capital Stock" means:

(1) in the case of a corporation, association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated and whether or not voting) of corporate stock;

(2) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(3) any other interest or participation that confers on a Person rights in, or other equivalents of or interests in, the equity of the issuing Person or otherwise confers the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash Equivalents" means:

(1)  United States or Canadian dollars;

(2) securities issued by or directly and fully guaranteed or insured by the federal governments of Canada or the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the federal governments of Canada or the United States is pledged in support of those securities) having maturities of not more than 365 days from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of 365 days or less from the date of acquisition, bankers' acceptances with maturities not exceeding 365 days and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any United States commercial bank or any Canadian chartered bank having capital and surplus in excess of US$500 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at least P-1 by Moody's Investors Service, Inc. or A-1 by Standard & Poor's Rating Services or R-1 by Dominion Bond Rating Service and in each case maturing within 270 days after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

"Change of Control" means the occurrence of any of the following events:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Paramount and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption or approval by the Board of Directors of Paramount or its stockholders of a plan relating to the liquidation or dissolution of Paramount;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) (other than a Permitted Holder)

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                                                                            S-75

DESCRIPTION OF THE NEW NOTES
--------------------------------------------------------------------------------

     becomes the Beneficial Owner, directly or indirectly, of more than 50% the Voting Stock of Paramount, measured by voting power rather than number of shares; or

(4) during any two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of Paramount was approved pursuant to a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

"Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received in respect of interest pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) exploration expenses for such Person and its Restricted Subsidiaries for such period, to the extent that any such exploration expenses were deducted in computing such Consolidated Net Income; plus

(5) depreciation, depletion, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(6) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business; and minus

(7)  to the extent included in determining Consolidated Net Income, the sum of:

     (a) the amount of deferred revenues that are amortized during such period and that are attributable to reserves that are subject to Volumetric Production Payments; and

     (b) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments,

in each case, on a consolidated basis and determined in accordance with GAAP.

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 S-76
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DESCRIPTION OF THE NEW NOTES
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"Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) any non-cash charges related to an impairment test write-down under GAAP will be excluded; and

(5) to the extent not otherwise included, any gain on the disposition of a Restricted Investment will be included.

"Consolidated Net Working Capital" of any Person as of any date of determination means the difference (shown on the balance sheet of such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP as of the end of the most recent fiscal quarter of such Person for which internal financial statements are available) between (i) all current assets of such Person and its Restricted Subsidiaries and (ii) all current liabilities of such Person and its Restricted Subsidiaries except the current portion of long-term Indebtedness and Indebtedness under Credit Facilities.

"Consolidated Net Worth" means, with respect to any specified Person as of any date, the consolidated shareholders' equity of such Person and its consolidated Subsidiaries as of such date determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Stock of such Person.

"Credit Agreement" means the credit agreement in effect on the Issue Date after the initial issuance of notes under the indenture among Paramount, as borrower, the lenders named therein, Bank of Montreal, as administrative agent, and the other agents named therein including any related notes, debentures, pledges, Guarantees, security documents, instruments and agreements executed from time to time in connection therewith, and in each case as amended, modified, restated, renewed, replaced or refinanced from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring or adding Subsidiaries as additional borrowers or guarantors thereunder, and all or any portion of the Indebtedness and other Obligations under such agreement or agreements or any successor or replacement agreement or any agreements, and whether by the same or any other agent, lender or group of lenders. For greater certainty, it is acknowledged that Interest Rate Agreements, Currency Agreements and Oil and Gas Hedging Contracts entered into with a Person that at that time is a lender (or an Affiliate thereof) under the Credit Agreement are separate from, are not included within and do not form part of any above inclusions of the Credit Agreement.

"Credit Facilities" means one or more credit or debt facilities (including, without limitation, under the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for, among other things, revolving credit loans, term loans, receivables financing (including

--------------------------------------------------------------------------------

DESCRIPTION OF THE NEW NOTES
--------------------------------------------------------------------------------

through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

"Currency Agreement" means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with a foreign exchange futures contract, currency swap agreement, currency option or currency exchange or other similar currency related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in exchange rates and currency values.

"Default" means the occurrence of any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default under the indenture.

"Disqualified Stock" means, with respect to any Person, any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, prior to the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Paramount to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the provisions applicable to such Capital Stock either (x) are no more favorable to the holders of such Capital Stock than the provisions contained in the covenants described under "--Offer to repurchase--Asset sales" and "--Offer to repurchase--Change of control" and such Capital Stock specifically provides that the issuer will not repurchase or redeem any of such Capital Stock pursuant to such provisions prior to Paramount's repurchase of such of the notes as are required to be repurchased pursuant to the covenants described under "--Offer to repurchase--Asset sales" and "--Offer to repurchase--Change of control", or (y) provide that Paramount may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Certain covenants--Restricted payments."

"Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Equity Offerings" means any public or private sale of Equity Interests of Paramount (other than Disqualified Stock).

"Existing Indebtedness" means all Indebtedness of Paramount and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the supplemental indenture.

"Facilities" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities; flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites,

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 S-78
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DESCRIPTION OF THE NEW NOTES
--------------------------------------------------------------------------------

housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

"fair market value" means, with respect to any asset, property or service, the price (after taking into account any related liabilities, costs or expenses) that could be negotiated in an arm's length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Unless otherwise specified in the indenture, in the case of a transaction with respect to Paramount or any of its Restricted Subsidiaries exceeding (i) Cdn$10.0 million, fair market value will be determined by the chief financial officer or the Board of Directors of Paramount acting in good faith or (ii) Cdn$50.0 million, fair market value will be determined by the Board of Directors of Paramount acting in good faith.

"Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Interest Rate Agreements; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person (other than such Person or its Restricted Subsidiaries) or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, to the extent the primary obligor is currently in default under such Indebtedness, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, provincial, state and local statutory tax rate of such Person or any of its Restricted Subsidiaries, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

"Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings), engages in the Trust Spinout or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, Trust Spinout or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

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                                                                            S-79
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DESCRIPTION OF THE NEW NOTES
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In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through amalgamations, mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

"GAAP" means generally accepted accounting principles, consistently applied, which are in effect in Canada from time to time.

"Government Securities" means direct non-callable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

"Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

"Guarantor" means each Restricted Subsidiary that executes a Subsidiary Guarantee or Mirror Note Guarantee pursuant to the covenant described under "--Certain covenants--Issuance of subsidiary guarantees and mirror note guarantees" or otherwise; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Subsidiary Guarantee or Mirror Note Guarantee is released in accordance with the terms of the indenture.

"Hedging Obligations" means, with respect to any specified Person, the outstanding amount of all obligations of such Person and its Restricted Subsidiaries under all Currency Agreements and all Interest Rate Agreements, together with all interest, fees and other amounts payable thereon or in connection therewith.

"Holder" means a Person in whose name a note is registered.

"Indebtedness" means, with respect to any specified Person at any date, any indebtedness of such Person, whether or not contingent:

(1)  in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit, letters of guarantee or tender cheques (or reimbursement agreements in respect thereof);

(3)  in respect of banker's acceptances;

(4)  representing Capital Lease Obligations;

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 S-80

DESCRIPTION OF THE NEW NOTES
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(5)  representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

(6)  representing any Hedging Obligations;

(7)  in respect of Production Payments;

(8)  in respect of Oil and Gas Hedging Contracts; or

(9) in respect of all conditional sale obligations and all obligations under title retention agreements, but excluding a title retention agreement to the extent it constitutes an operating lease under GAAP.

In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

For the avoidance of doubt, "Indebtedness" of any Person shall not include:

(1) trade payables incurred in the ordinary course of business and payable in accordance with customary practice;

(2)  deferred tax obligations;

(3)  minority interests;

(4)  uncapitalized interest; and

(5) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business.

"Interest Rate Agreement" means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate protection related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in interest rates.

"Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. "Investments" shall exclude extensions of trade credit in the ordinary course of business on commercially reasonable terms in accordance with normal trade practices of such Person. If Paramount or any Restricted Subsidiary of Paramount sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Paramount such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Paramount, Paramount will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of Paramount's Investments

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                                                                            S-81

DESCRIPTION OF THE NEW NOTES
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in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain covenants--Restricted payments". The acquisition by Paramount or any Restricted Subsidiary of Paramount of a Person that holds an Investment in a third Person will be deemed to be an Investment by Paramount or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain covenants--Restricted payments".

"Issue Date" means the first date on which any notes are issued under the indenture.

"Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest or encumbrance upon or with respect to any property of any kind, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement but excluding a title retention agreement to the extent it would constitute an operating lease in accordance with GAAP and generally accepted accounting principles in the United States, as in effect on the Issue Date.

"Liquid Securities" means securities constituting (or immediately convertible into) no more than 7.5% of the outstanding securities of a class of securities that is publicly traded on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the Nasdaq Stock Market, the London Stock Exchange or the TSX Venture Exchange.

Securities meeting the requirements of the preceding sentence shall be treated as Liquid Securities from the date of receipt thereof until and only until the earlier of:

(1) the date on which such securities, or securities exchangeable for, or convertible into, such securities, are sold or exchanged for cash or Cash Equivalents, and

(2) 60 days following the date of receipt of such securities; provided, that, notwithstanding the foregoing, up to US$2.0 million of securities (valued as of the date of receipt) received by Paramount or a Restricted Subsidiary in any 12 month period and which Paramount or such Restricted Subsidiary is restricted from selling freely pursuant to the applicable securities laws of Canada or any province thereof, shall not cease to be Liquid Securities as a result of this clause (2) until 180 days following the date of receipt of such securities.

"Material Change" means an increase or decrease (excluding changes that result solely from changes in prices) of more than 30% during a fiscal quarter in the estimated discounted future net cash flows from proved oil and gas reserves of Paramount and its Restricted Subsidiaries, calculated in accordance with the first clause (1) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that there will be excluded from the calculation of Material Change the estimated future net cash flows from:

(1) any acquisitions during the fiscal quarter of oil and gas reserves that have been audited by a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniel & Associates Consultants Ltd., Sproule Associates Limited and Sproule Associates Inc.) and on which a report or reports exist; and

(2) any disposition of properties held at the beginning of such quarter that have been disposed of as provided in the covenant described under the caption "--Asset sales".

"Mirror Note Guarantee" has the meaning set forth under "--Certain covenants--Issuance of subsidiary guarantees and mirror note guarantees."

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"Mirror Note Issuers" means Paramount Finance Ltd. and Paramount Resources, a general partnership.

"Mirror Note Pledge Agreements" means, collectively the pledge agreements, dated the Issue Date pursuant to which (i) the Mirror Note issued by Paramount Resources to Paramount Finance Ltd. will be pledged to Paramount and (ii) the Mirror Note issued by Paramount Finance Ltd. to Paramount and Paramount's interest in the Mirror Note issued by Paramount Resources are pledged as security for all Obligations thereunder and under the notes and the indenture.

"Mirror Notes" means the promissory notes issued by Paramount Finance Ltd. and Paramount Resources evidencing Indebtedness equal in aggregate principal amount to that of the notes outstanding from time to time.

"Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds therefrom in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents, or stock or other assets when disposed of for cash or Cash Equivalents, received by Paramount or any of the Restricted Subsidiaries from such Asset Sale, net of:

(1) brokerage commissions and other reasonable out-of-pocket fees and expenses (including fees and expenses of legal counsel, accountants and investment banks, sales commissions and relocation expenses) related to such Asset Sale;

(2) provisions for all taxes payable or required to be accrued in accordance with GAAP as a result of such Asset Sale;

(3) payments made to retire Indebtedness where payment of such Indebtedness is secured by a Lien on the assets or properties that are the subject of such Asset Sale;

(4) amounts required to be paid to any Person owning a beneficial interest in the assets or properties that are subject to the Asset Sale; and

(5) appropriate amounts to be provided by Paramount or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale;

provided that cash and/or Cash Equivalents in which Paramount or a Restricted Subsidiary has an individual beneficial ownership shall not be deemed to be received by Paramount or a Restricted Subsidiary until such time as such cash and/or Cash Equivalents are free from any restrictions under agreements with the other beneficial owners of such cash and/or Cash Equivalents which prevent Paramount or a Restricted Subsidiary from applying such cash and/or Cash Equivalents to any use permitted by the covenant described under "--Offer to repurchase--Asset sales" or to purchase notes.

"Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

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"Non-Recourse Debt" means Indebtedness:

(1) as to which neither Paramount nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Paramount or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity.

"Non-Recourse Purchase Money Debt" means Indebtedness incurred in connection with the acquisition by Paramount or any Mirror Note Issuer or Guarantor in the ordinary course of business of Facilities, and renewals and refinancings of such Indebtedness but only to the extent that the lenders with respect to such Indebtedness or such renewals and refinancings have a claim solely against the assets acquired with such Indebtedness and any improvements thereon and not against Paramount or any Restricted Subsidiary generally).

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, costs, damages and other liabilities payable under the documentation governing any Indebtedness.

"Oil and Gas Business" means:

(1) the acquisition, exploration, development, operation and disposition of interests in oil, gas and other hydrocarbon properties,

(2) the gathering, marketing, treating, processing, storage, selling and transporting of any production from such interests or properties,

(3) the exploration for or development, extraction, production, treatment, processing, storage, transportation, refining or marketing and sale of oil, gas and other minerals and products produced in association therewith,

(4) the evaluation, participation in or pursuit of any other activity or opportunity that is primarily related to clauses (1) through (3) above, and

(5) any activity that is ancillary to, necessary or appropriate for or incidental to the activities described in clauses (1) through (4) of this definition,

provided that, in respect of Paramount, the determination of what reasonably constitutes a permissible Oil and Gas Business pursuant to clauses (1) to (5) above shall be made in good faith by the Board of Directors of Paramount.

"Oil and Gas Hedging Contracts" means any transaction, arrangement or agreement entered into between a Person (or any of its Restricted Subsidiaries) and a counterparty on a case by case basis, including any futures contract, a commodity option, a swap, a forward sale or otherwise, the purpose of which is to mitigate, manage or eliminate its exposure to fluctuations in commodity prices, including contracts settled by physical delivery of the commodity not settled within 60 days of the date of any such contract; provided that Production Payments will not be treated as Oil and Gas Hedging Contracts for the purposes of the indenture.

"Oil and Gas Investments" means any Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil

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DESCRIPTION OF THE NEW NOTES
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and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including, without limitation:

(1) ownership interests in oil and gas properties, processing facilities or gathering systems or ancillary real property interests, and

(2) Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements with third parties.

"Permitted Assets" means any and all long-term properties or assets that are used or useful in an Oil and Gas Business.

"Permitted Holders" means (i) any of Clayton H. Riddell, his spouse, ancestors, siblings, descendants (including children or grandchildren by adoption) and the descendants of any of his siblings; (ii) in the event of the incompetence or death of any of the Persons described in clause (i), such Person's estate, executor, administrator, committee or other personal representative, in each case who at any particular date shall beneficially own or have the right to acquire, directly or indirectly, Capital Stock of Paramount; (iii) any trust created for the benefit of the Persons described in clause (i) or (ii) or any trust for the benefit of any such trust; or (iv) any Person controlled by any of the Persons described in clause (i), (ii) or (iii). For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise.

"Permitted Investments" means, without duplication:

(1)  any Investment in Paramount or in a Restricted Subsidiary of Paramount;

(2)  any Investment in cash and/or Cash Equivalents;

(3) any Investment by Paramount or any Restricted Subsidiary of Paramount in a Person, if as a result of such Investment:

     (a)  such Person becomes a Restricted Subsidiary of Paramount; or

     (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Paramount or a Restricted Subsidiary of Paramount;

(4) any Investment made as a result of the receipt of consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Offer to repurchase--Asset sales";

(5) any acquisition of assets or other Investments solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Paramount;

(6)  Investments resulting from repurchases of the notes;

(7) any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

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                                                                            S-85
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DESCRIPTION OF THE NEW NOTES
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(8)  Hedging Obligations and Oil and Gas Hedging Contracts;

(9)  Oil and Gas Investments;

(10) Investments existing on the date of the indenture and Investments made with the proceeds, including, without limitation, from sales or other dispositions, of such Investments and any other Investments made pursuant to this clause (10);

(11) (a) loans or advances made to any officer, director or employee of Paramount or any of its Restricted Subsidiaries in the ordinary course of business that are approved by the Board of Directors of the Company or a duly authorized officer, and (b) loans or advances made to refinance loans, together with accrued interest thereon, made pursuant to this clause (11); provided such loans do not exceed US$2.0 million at any one time outstanding;

(12) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding not to exceed US$15.0 million; and

(13) Investments in the Retained Trust Units.

"Permitted Liens" means, as of any date:

(1) Liens on assets of Paramount and any Subsidiary securing Indebtedness under Credit Facilities and Obligations in respect of such Indebtedness in an aggregate principal amount not to exceed the greater of the amounts set forth in subclauses (a) and (b) of clause (1) under "Certain covenants--Incurrence of indebtedness and issuance of preferred stock," plus US$25.0 million;

(2) Liens in favor of Paramount, any of the Mirror Note Issuers or any of the Guarantors;

(3) Liens on property of a Person existing at the time such Person is amalgamated or merged with or into or consolidated with Paramount or any Restricted Subsidiary of Paramount; provided that such Liens were in existence prior to the contemplation of such amalgamation, merger or consolidation and do not extend to any assets other than those of the Person amalgamated or merged into or consolidated with Paramount or the Subsidiary;

(4)  Liens securing Hedging Obligations and Oil and Gas Hedging Contracts;

(5)  Liens securing the assets purchased by purchase money indebtedness;

(6) Liens to secure payment of royalties, revenue interests, net profits interests and preferential rights of purchase incurred in the ordinary course of business to the extent of the security interest in those underlying assets;

(7) Liens for any judgments rendered that do not constitute an Event of Default;

(8) Liens for any judgment rendered, or claim filed, against Paramount or any Restricted Subsidiary which are being contested in good faith by appropriate proceedings that do not constitute an Event of Default if during such contestation a stay of enforcement of such judgment or claim is in effect;

(9) Liens on property existing at the time of acquisition of the property by Paramount or any Restricted Subsidiary of Paramount, provided that such Liens were in existence prior to the contemplation of such acquisition;

(10) Liens incurred or deposits made to secure the performance of or otherwise in connection with statutory obligations, environmental reclamation obligations, bids, leases, government contracts,

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DESCRIPTION OF THE NEW NOTES
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     surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business;

(11) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "--Certain covenants--Incurrence of indebtedness and issuance of preferred stock" covering only the assets acquired with such Indebtedness;

(12) Liens existing on the date of the supplemental indenture;

(13) Liens for taxes, workers' compensation, unemployment insurance and other types of social security, assessments or other governmental charges or claims that are not yet due and payable or, if due and payable and delinquent, that are being contested by Paramount or a Restricted Subsidiary in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(14) Liens in pipelines or pipeline facilities that arise by operation of law;

(15) Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, utilization and pooling designations, declarations, orders and agreements, joint venture agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest and other agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements and other similar agreements, or arising by operation of law, which in each of the foregoing cases are customary in the Oil and Gas Business, and easements, rights of way or other similar rights in land, provided that such Liens are not given in connection with borrowed money;

(16) Liens in oil, gas or other mineral property or products derived from such property to secure obligations incurred or Guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property, provided that such Indebtedness is not given in connection with borrowed money;

(17) Liens in respect of any oil, gas or mineral property acquired after the date of the supplemental indenture (i) securing the costs and expenses incurred after the date of the supplemental indenture in connection with surveying, exploration, drilling, development, extraction, operation or production relating to or arising in connection with any such oil, gas or other mineral property or with the acquisition thereof, including costs incurred for the acquisition, construction, development, alteration, repair, improvement or operation of any and all Facilities relating to such property, or to projects, ventures or other arrangements of which such property forms a part or which relate to such property, whether or not such Facilities are in whole or in part located (or from time to time located) at or on such property, and all related costs of abandonment, or (ii) securing Indebtedness created, issued, incurred or assumed by Paramount or any of its Restricted Subsidiaries to provide funds for, or otherwise finance (directly or indirectly), the activities set forth above, if such Indebtedness is incurred prior to, during or within two years after the acquisition or completion of construction, development or other relevant activities referred to in clause (i) above and does not exceed the cost of such acquisition, construction, development or other activities, as applicable; provided that any such Lien shall be limited to the property that is the subject of the acquisition, construction, development or other relevant activities referred to above;

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                                                                            S-87
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DESCRIPTION OF THE NEW NOTES
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(18) Liens in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit (including related to periodic payments in connection therewith) or arises by operation of law and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Paramount, any of its Restricted Subsidiaries, any Mirror Note Issuer or any Guarantor under government permits, leases or grants, provided that such Lien is not given in connection with borrowed money;

(19) Liens imposed by law that are incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers', warehousemen's, mechanics', landlords', materialmen's, employees', laborers', employers', suppliers', banks', builders', repairmen's and other like Liens;

(20) easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title that do not, in the aggregate, impair in any material respect the ordinary conduct of the business of Paramount and its Restricted Subsidiaries taken as a whole;

(21) Liens in connection with any Production Payments; provided that (i) such Liens are limited to the property that is the subject of such Production Payment; and (ii) either (x) such Production Payments were in existence on the Issue Date; (y) such Production Payments are entered into in connection with the acquisition of any property after the Issue Date and such Lien is created, incurred, issued or assumed in connection with the financing of, or within 90 days after the acquisition of, such property; or (z) such Production Payments do not exceed in the aggregate US$5.0 million at any time outstanding;

(22) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

(23) Liens incurred in the ordinary course of business of Paramount or any Subsidiary of Paramount with respect to obligations that do not in the aggregate exceed US$5.0 million at any one time outstanding;

(24) Liens securing Permitted Refinancing Indebtedness in respect of Indebtedness that was secured by Permitted Liens and securing similar property; and

(25) Liens on any intercompany Indebtedness of a Restricted Subsidiary of Paramount (which Indebtedness shall be unsecured except by a pledge of any note or other evidence of intercompany Indebtedness of another Restricted Subsidiary of Paramount) granted as security for debt securities issued by Paramount; provided that the principal amount and interest rate of such intercompany Indebtedness subject to such Liens shall not exceed the principal amount and interest rate, respectively, of the debt securities issued by Paramount so secured;

provided, however, that none of the Liens identified in the foregoing clauses
(1) through (12) and (14) through (25) shall constitute Permitted Liens to the extent any such Liens are on or cover any Mirror Note or Mirror Note Guarantee (other than Liens in respect of or established by any of the Mirror Note Pledge Agreements).

In the event that a Lien meets the criteria of more than one of the categories of Permitted Liens described in clauses (1) through (25) above, Paramount may classify, or later reclassify, such Lien in

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DESCRIPTION OF THE NEW NOTES
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whole or in part in any manner that complies with this definition, including by allocation to more than one other type of Permitted Lien.

"Permitted Refinancing Indebtedness" means any Indebtedness of Paramount or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Paramount or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, a Mirror Note, a Mirror Note Guarantee or a Subsidiary Guarantee, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the notes and is subordinated in right of payment to the notes or such Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Paramount or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government, government body or agency or other entity.

"Production Payments" means Dollar-Denominated Production Payments and Volumetric Production Payments, collectively.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

"Retained Trust Units" means Capital Stock of the Trust representing at least 18% of the economic interests and voting power of all Capital Stock of the Trust, which Capital Stock shall be owned by Paramount or a Restricted Subsidiary immediately following the Trust Spinout.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the United States Securities Act of 1933, as amended.

"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations

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DESCRIPTION OF THE NEW NOTES
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to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subsidiary" means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

"Taxes" means any present or future tax, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

"Taxing Authority" means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

"Trust" means an unincorporated trust formed by Paramount for the purpose of consummating the Trust Spinout.

"Trust Properties" means all or any portion of the properties and assets described in this prospectus supplement under the heading "Effect of the Trust Spinout on Our Business--Spinout Assets" as properties or assets which will be directly or indirectly owned by the Trust following the Trust Spinout and any other additional or substitute properties or assets of Paramount and its Restricted Subsidiaries which will be directly or indirectly owned by the Trust following the Trust Spinout; provided that the pro forma effect of the Trust Spinout on Paramount and its Restricted Subsidiaries will not be different, when taken as a whole, in a manner that is materially adverse to holders of the notes than the description thereof provided in this prospectus supplement under "Effects of the Trust Spinout on Our Business" as of the dates and for the periods described therein.

"Trust Spinout" means all steps (which steps, except with respect to the indirect disposition of the Trust Properties and the Trust Units (other than the Retained Trust Units), are not adverse to Holders of the notes in any material respect) taken to ultimately consummate the reorganization of Paramount and its Subsidiaries resulting in the Trust Properties being owned directly or indirectly by the Trust and the Trust Units (other than the Retained Trust Units) being owned by persons other than Paramount and its Restricted Subsidiaries.

"Trust Units" means the Capital Stock of the Trust.

"Unrestricted Subsidiary" means (i) 910083 Alberta Ltd. (unless designated as a Restricted Subsidiary following the Issue Date in accordance with the terms of the indenture) and (ii) any other Subsidiary of Paramount that is designated by the Board of Directors of Paramount as an Unrestricted Subsidiary pursuant to a resolution of such Board of Directors, but only to the extent that such other
Subsidiary:

(1) at the time of such designation, has no Indebtedness other than (i) Non-Recourse Debt and (ii) Indebtedness that could be guaranteed by Paramount in compliance with the covenant set forth under the caption "--Certain covenants--Restricted payments" (and the amount of such indebtedness under this clause (ii) shall be deemed to be an Investment by Paramount for purposes of such covenant);

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DESCRIPTION OF THE NEW NOTES
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(2)  is not party to any agreement, contract, arrangement or understanding with
     Paramount or any Restricted Subsidiary of Paramount unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Paramount or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Paramount;

(3) is a Person with respect to which neither Paramount nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Paramount or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Paramount as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the resolutions of the Board of Directors of Paramount giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "--Certain covenants--Designation of restricted and unrestricted subsidiaries". If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Paramount as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "--Certain covenants--Incurrence of indebtedness and issuance of preferred stock", Paramount will be in default of such covenant. The Board of Directors of Paramount may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Paramount of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "--Certain covenants--Incurrence of indebtedness and issuance of preferred stock", calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; (2) no Default or Event of Default would be in existence following such designation; and (3) if required pursuant to the covenant described under "--Certain covenants--Issuance of subsidiary guarantees and mirror note guarantees," such Unrestricted Subsidiary becomes a Guarantor pursuant to such covenant within 10 Business Days of the date on which it is so designated.

"Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)  the then outstanding principal amount of such Indebtedness.

"Wholly Owned Restricted Subsidiary" of Paramount means any Restricted Subsidiary of which all of the outstanding Voting Stock (other than directors' qualifying shares or shares required to be owned by other Persons pursuant to applicable law) is owned by Paramount or any other Wholly Owned Restricted Subsidiary.

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                                                                            S-91

--------------------------------------------------------------------------------

DESCRIPTION OF OTHER INDEBTEDNESS

SENIOR CREDIT FACILITY

We have a $270 million senior credit facility with a syndicate of Canadian banks which revolves until March 31, 2005, subject to extension. To the extent that any lenders participating in the syndicate do not approve an extension, the amount due to those lenders will convert to a one year non-revolving term loan with principal due in full in one year's time. The following description is based upon the terms and conditions of the senior credit facility that is currently in place. Our senior credit facility contains provisions that would prevent us from completing the Trust Spinout without the consent of the lenders under the senior credit facility. We intend to seek such consent.

If the Trust Spinout is completed, we expect that the borrowing base under our senior credit facility will be reduced and that some of the covenants and other provisions contained in the facility, including the interest rate payable by us under the facility, may be amended.

The facility is secured by a first floating charge over substantially all of our and our material subsidiaries' present and future property, a fixed charge on some of our and our material subsidiaries' crude oil and natural gas properties, and a security interest in all of our and our material subsidiaries' personal property. Our obligations are also guaranteed by each of our material subsidiaries.

We pay interest under the facility at prime rates, banker's acceptance rates and libor rates plus the applicable margin on any amount outstanding, depending upon the amount of borrowings available under the facility and in what form money is borrowed under the facility. We are required to pay fees under the facility, including fees related to the unused portion of the facility and fees to the agent for, and members of, the banking syndicate.

The facility contains a number of covenants that restrict our ability and the ability of our material subsidiaries to:

-  sell, lease or otherwise dispose of assets;

-  incur additional debt;

-  guarantee obligations of others;

-  prepay or change the terms of other debt;

-  pay dividends or make other distributions;

-  redeem or repurchase capital stock;

-  create liens on assets;

-  make investments, loans or advances; engage in mergers or consolidations;

-  change our business;

-  enter into sale-leaseback transactions;

-  enter into certain commodity or interest rate swap arrangements;

-  make capital expenditures;

-  create material subsidiaries; and

-  engage in certain transactions with affiliates.

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 S-92

DESCRIPTION OF OTHER INDEBTEDNESS
--------------------------------------------------------------------------------

The facility includes the following events of default:

-  non payment of principal, interest or fees;

-  violation of covenants;

-  material inaccuracies of representations and warranties;

-  bankruptcy or insolvency;

-  cross default;

-  ceasing to carry on business;

-  material judgments against us or our material subsidiaries;

-  invalidity of any guarantee, security interest or other loan document;

- events or conditions which could reasonably be expected to have a material adverse effect on us; and

-  a change of control.

SENIOR NOTES

We currently have US$175,000,000 aggregate principal amount of our 2010 Notes outstanding and US$125,000,000 aggregate principal amount of our 2014 Notes outstanding. On November 30, 2004, as permitted by and in accordance with the terms of the old indentures, we announced that we will redeem US$41,744,000 of the 2010 Notes and US$43,750,000 of the 2014 Notes on December 30, 2004. In the exchange offer, we are offering to exchange all of the old notes not called for redemption. The indentures governing the old notes are similar, and the old indentures contain similar covenants and events of default to those that will be contained in the indenture governing the new notes except as described in this Statement under the heading "Comparison of the Old Notes and New Notes".

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CREDIT RATINGS

Our old notes have been assigned ratings of "B" by Standard & Poor's Corporation and "B3" by Moody's Investors Service, Inc. We have applied for, but have not yet received, credit ratings in respect of the new notes. We expect to receive a provisional credit rating from Moody's with respect to the new notes prior to the consent expiration time. Standard & Poor's has placed our long term senior unsecured debt rating on CreditWatch with negative implications pending completion of the Trust Spinout. Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated "B" are more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated "B" generally lack the characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

THE CREDIT RATINGS MENTIONED HEREIN ARE NOT A RECOMMENDATION TO EXCHANGE FOR, HOLD OR SELL THE NEW NOTES OFFERED IN THIS STATEMENT AND DO NOT COMMENT AS TO MARKET PRICE OR SUITABILITY FOR A PARTICULAR INVESTOR. WE CAN NOT ASSURE INVESTORS THAT ANY RATING WILL REMAIN IN EFFECT FOR ANY GIVEN PERIOD OF TIME OR THAT ANY RATING WILL NOT BE REVISED OR WITHDRAWN ENTIRELY BY A RATING AGENCY IN THE FUTURE IF, IN ITS JUDGMENT, CIRCUMSTANCES SO WARRANT AND, IF ANY SUCH RATING IS SO REVISED OR WITHDRAWN, WE ARE NOT UNDER ANY OBLIGATION TO UPDATE THIS STATEMENT OR THE PROSPECTUS.

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 S-94

--------------------------------------------------------------------------------

INTEREST COVERAGE

Interest payments on our debt, based upon our consolidated financial statements, for the twelve month periods ended December 31, 2003 and September 30, 2004 were $19.9 million and $23.5 million, respectively, before giving effect to the exchange offer, and would have been $27.4 million and $28.2 million, respectively, after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes). Our loss, based on our consolidated financial statements and before deduction of interest on long term debt and income tax, for the twelve month period ended December 31, 2003 was $36.7 million. Our loss would have prevented us from covering interest charges for the twelve month period ended December 31, 2003 by $56.7 million before giving effect to the exchange offer, and $64.1 million after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes). Our interest coverage on debt in respect of earnings for the twelve month period ended September 30, 2004, based on our consolidated financial statements, was 4.2, before giving effect to the exchange offer, and 3.5, after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes).

Interest payments on our debt, based upon our unaudited pro forma consolidated financial statements included in this statement, for the twelve month period ended December 31, 2003 were $21.2 million before giving effect to the exchange offer, and would have been $28.7 million after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes). Our loss, based on our unaudited pro forma consolidated financial statements and before deduction of interest on long term debt and income tax, for the twelve month period ended December 31, 2003 was $16.9 million. Our loss would have prevented us from covering interest charges for the twelve month period ended December 31, 2003 by $38.1 million before giving effect to the exchange offer, and $45.5 million after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes).

The following table shows our actual interest coverage ratios in respect of EBITDAX calculated for the twelve month period ended December 31, 2003 both before and after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes) and our pro forma interest coverage ratios in respect of EBITDAX calculated for the twelve month period ended December 31, 2003. The actual ratios are based upon our consolidated financial statements and the pro forma ratios are based upon our unaudited pro forma consolidated financial statements included in this Statement.

                                                               TWELVE MONTHS ENDED
                                                                DECEMBER 31, 2003
                                               ----------------------------------------------------
                                                                ACTUAL
                                               ----------------------------------------
                                               BEFORE THE EXCHANGE   AFTER THE EXCHANGE
                                                      OFFER                OFFER          PRO FORMA
---------------------------------------------------------------------------------------------------
Interest coverage on debt
  (times)--EBITDAX(1)........................          9.9                  7.2              5.0

------------
(1) EBITDAX divided by interest on debt. EBITDAX is the sum of earnings before non recurring items, non-cash items, interest, income taxes, depletion, depreciation and amortization and exploration expenses. EBITDAX is presented because we believe that it is a widely accepted financial indicator of the ability of an oil and gas company utilizing the successful efforts method of accounting to service indebtedness. However, EBITDAX does not have a standardized meaning prescribed by Canadian or US GAAP, does not represent net income or cash flow from operations as defined by Canadian or US GAAP, is not necessarily indicative of cash available to fund all cash flow needs, should not be considered as an alternative to net income or to cash flow from operating activities (as determined in accordance with Canadian or US
    GAAP) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. Therefore, our EBITDAX is not necessarily comparable with similarly titled measures presented by other companies.

--------------------------------------------------------------------------------

INTEREST COVERAGE
--------------------------------------------------------------------------------

    The following table provides a reconciliation of EBITDAX to net earnings
    (loss) under Canadian GAAP for the periods indicated:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2003
                                                                 ACTUAL       PRO FORMA
-----------------------------------------------------------------------------------------
EBITDAX.....................................................    196,904        143,390
Less:
  Loss on sale of investment................................      1,020          1,020
  Unrealized foreign exchange gain on US debt...............     (1,566)        (1,068)
  Income taxes recovery.....................................    (59,294)       (43,704)
  Non-cash general and administrative.......................      1,214            584
  Interest..................................................     19,917         28,650
  Bad debt expense..........................................      5,977          2,874
  Depletion, depreciation and amortization..................    163,413        103,043
  Geological and geophysical................................      8,450          8,239
  Dry hole costs............................................     36,600         32,689
  Loss on sale of property and equipment....................      3,660          1,834
  Write-down of petroleum and natural gas properties........     10,418          8,925
  Provision for future site restoration and abandonment
    costs...................................................      4,462          2,087
  Net earnings from discontinued operations.................         --             58
                                                                -------        -------
Net earnings (loss).........................................      2,633         (1,841)
                                                                =======        =======

The following table shows our actual interest coverage ratios in respect of EBITDAX calculated for the twelve month period ended September 30, 2004 both before and after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes). The actual ratios are based upon our consolidated financial statements.

                                                        TWELVE MONTHS ENDED SEPTEMBER 30, 2004
                                                 ----------------------------------------------------
                                                 BEFORE THE EXCHANGE OFFER   AFTER THE EXCHANGE OFFER
-----------------------------------------------------------------------------------------------------
Interest coverage on debt (times)
  --EBITDAX(1).................................            11.5                         9.6

------------
(1) EBITDAX divided by interest on debt. For a definition of EBITDAX and its uses, see note 1 to the table on the previous page. The following table provides a reconciliation of EBITDAX to net earnings (loss) under Canadian GAAP for September 30, 2004:

                                                               SEPTEMBER 30,
                                                                   2004
----------------------------------------------------------------------------
EBITDAX.....................................................      269,221
Less:
  Loss on sale of investment................................           34
  Unrealized foreign exchange gain on US debt...............      (17,956)
  Income taxes expense......................................        4,370
  Non-cash general and administrative.......................        3,056
  Non-cash loss on financial instruments....................        3,187
  Interest..................................................       23,469
  Bad debt expense..........................................       (5,107)
  Depletion, depreciation and amortization..................      183,812

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 S-96

INTEREST COVERAGE
--------------------------------------------------------------------------------

                                                               SEPTEMBER 30,
                                                                   2004
----------------------------------------------------------------------------
  Geological and geophysical................................        9,733
  Dry hole costs............................................       14,778
  Gain on sale of property and equipment....................      (31,322)
  Write-down of petroleum and natural gas properties........       10,418
  Provision for future site restoration and abandonment
    costs...................................................        1,419
  Accretion of asset retirement obligations.................        4,266
  Net loss from discontinued operations.....................       (5,159)
                                                                  -------
Net earnings................................................       70,223
                                                                  =======

The actual ratios do not give effect to the disposition of assets by us to Paramount Energy Trust in the first quarter of 2003 (for periods prior to the disposition), the Kaybob acquisition (for periods prior to the acquisition) or the Trust Spinout, each of which is described and reflected in our unaudited pro forma consolidated financial statements included in this statement.

You should refer to our consolidated financial statements incorporated by reference in the prospectus and our unaudited pro forma consolidated financial statements included herein. The interest coverages do not purport to be indicative of interest coverages for any future periods.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CERTAIN CANADIAN AND US INCOME TAX CONSEQUENCES

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective holder and no representation with respect to the tax consequences to any particular holder is made. Accordingly, prospective holders should consult with their own tax advisers for advice with respect to the income tax consequences of acquiring, holding and disposing of the old notes or new notes having regard to their particular circumstances.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following describes the principal Canadian federal income tax considerations as of the date of this Statement, generally applicable to a holder of old notes that disposes of old notes in exchange for new notes (old notes and new notes collectively referred to in this section as "notes") pursuant to the exchange offer (a "Non-Resident Holder") who, for the purposes of the Income Tax Act (Canada) (the "ITA") at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold and is not deemed to use or hold the notes in carrying on a business in Canada, deals at arm's length with us, is not an authorized foreign bank and is not an insurer that carries on an insurance business in Canada and elsewhere.

This summary takes into account the current provisions of the ITA and the regulations passed pursuant to the ITA (the "ITA Regulations") in force as of the date of this Statement, any proposals to amend the ITA and the ITA Regulations publicly announced by the date of this Statement by the federal Minister of Finance and the current published administrative practices of the Canada Revenue Agency. This description is not exhaustive of all Canadian federal income tax considerations and does not anticipate any changes in law whether by legislative, governmental or judicial action other than the passage of such publicly announced proposed amendments to the ITA or ITA Regulations, nor does it take into account provincial, territorial or foreign tax considerations which may differ from the Canadian federal income tax considerations described in this Statement.

THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF NOTES. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN CANADIAN TAX ADVISORS WITH RESPECT TO THE CANADIAN INCOME TAX CONSIDERATIONS ASSOCIATED WITH THEIR PARTICIPATION IN THIS EXCHANGE OFFER.

PURSUANT TO THE ITA, PAYMENT OF THE CASH CONSIDERATION, CONSENT PAYMENT AND INTEREST PAID OR CREDITED OR DEEMED TO BE PAID OR CREDITED BY PARAMOUNT ON THE NOTES AS THE CASE MAY BE, TO A NON-RESIDENT HOLDER WILL BE EXEMPT FROM CANADIAN WITHHOLDING TAX. NO OTHER TAXES ON INCOME (INCLUDING TAXABLE CAPITAL GAINS) WILL BE PAYABLE PURSUANT TO THE ITA BY A NON-RESIDENT HOLDER IN RESPECT OF THE ACQUISITION, OWNERSHIP OR DISPOSITION OF THE NOTES, INCLUDING THE EXCHANGE OF OLD NOTES FOR NEW NOTES.

US FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material US federal income tax consequences of the exchange offer and the ownership of the new notes acquired in the exchange offer that may be relevant to you if you are a US Holder (as defined below). This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, resulting in US federal income tax consequences different from those discussed below.

--------------------------------------------------------------------------------

CERTAIN CANADIAN AND US INCOME TAX CONSEQUENCES
--------------------------------------------------------------------------------

We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary assumes that the old notes and the new notes are or will be held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this summary does not address all tax considerations that may be applicable to your particular circumstances or to you if you are a US Holder that may be subject to special tax rules, including, without limitation:

-  US Holders subject to the alternative minimum tax;

-  banks, insurance companies, or other financial institutions;

-  tax-exempt organizations;

-  dealers in securities or commodities;

- traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

-  US Holders whose "functional currency" is not the US dollar;

- persons holding the old notes or the new notes as a position in a hedging transaction, "straddle", "conversion transaction" or other risk reduction transaction; or

- persons deemed to sell the old notes or the new notes under the constructive sale provisions of the Code.

For purposes of this discussion, you are a "US Holder" if you are a holder of the old notes that is:

- a citizen or resident of the United States for US federal income tax purposes;

- a corporation, including any entity treated as a corporation for US federal income tax purposes, created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

- an estate the income of which is subject to US federal income taxation regardless of its source; or

- a trust, if its administration is subject to the primary supervision of a US court and one or more US persons have the authority to control all substantial decisions of the trust, or if it has made a valid election under applicable Treasury regulations to be treated as a US person.

If a partnership holds the old notes or the new notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the old notes or the new notes, you should consult your tax advisor regarding the tax consequences of the exchange offer and the ownership of the new notes.

THIS SUMMARY OF CERTAIN US FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE US FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE US FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

--------------------------------------------------------------------------------

CERTAIN CANADIAN AND US INCOME TAX CONSEQUENCES
--------------------------------------------------------------------------------

THE EXCHANGE OFFER

Generally, if both the old notes and the new notes qualify as "securities" for United States federal income tax purposes, the material US federal income tax consequences of the exchange offer should be that the US Holders who exchange the old notes for (i) the new notes, (ii) the cash consideration and (iii) the consent payment (for those US Holders that qualify to receive the consent payment) should recognize any gain (but not loss) realized on the old notes in an amount equal to the lesser of (i) the sum of (A) the cash consideration received and (B) the consent payment received, or (ii) the amount equal to the excess, if any, of (A) the sum of (1) the cash consideration received, (2) the consent payment received, and (3) the aggregate issue price of the new notes received in the exchange over (B) the US Holder's adjusted tax basis in the old notes exchanged.

The determination of whether a debt instrument is a security for United States federal income tax purposes depends upon an overall evaluation of the facts and circumstances surrounding the debt instrument, including the nature of the debt instrument, the US Holder's degree of participation and the extent of proprietary interest compared with the similarity of the debt instrument to a cash payment.

One important factor is the length to maturity of the debt instrument. Generally, a debt instrument with an original maturity of ten years or more constitutes a security, while a debt instrument with an original maturity of less than five years or arising out of the extension of trade credit does not. Because both the 2010 Notes and the new notes have terms of greater than five years but less than ten years, it cannot be determined with certainty whether the old notes and the new notes will constitute securities, and consequently whether the tax consequence of the exchange offer will be as described above. Nevertheless, based upon all of the facts and circumstances surrounding the old notes and the new notes, we believe that both the old notes and the new notes should be treated as securities for US federal income tax purposes, and the above described US federal income tax treatment should be available for the exchanging US Holders. However, there can be no assurance that the IRS or a court of competent jurisdiction would not reach a different or contrary conclusion.

The issue price of the new notes depends on whether a substantial amount of such new notes is considered to be "traded on an established market" within the meaning of the applicable Treasury regulations. If a substantial amount of the new notes is considered to be traded on an established market, the issue price of such new notes will be their trading price on the issue date. If it is not the case that a substantial amount of the new notes is considered to be traded on an established market, but a substantial amount of the old notes is considered to be so traded, the fair market value of the old notes on the date of the exchange will be allocated between the new notes received and the other consideration received, and the issue price of the new notes will equal the portion of such fair market value allocated to the new notes. If neither a substantial amount of the old notes nor a substantial amount of the new notes are considered to be traded on an established market, the issue price of the new notes will equal their stated principal amounts. We believe that neither a substantial amount of the old notes nor a substantial amount of the new notes will be treated as being "traded on an established market" for US federal income tax purposes. Thus, the issue price of the new notes should equal their stated principal amounts. US Holders of the new notes should consult their own tax advisors regarding the determination of the issue price of such new notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the new notes, your basis in the new notes should be the same as your basis in the old notes exchanged, decreased in the amount of other consideration received and increased in the amount of any gain recognized on the exchange offer. Your holding period for the new notes should include your holding period for the old notes exchanged.

--------------------------------------------------------------------------------

CERTAIN CANADIAN AND US INCOME TAX CONSEQUENCES
--------------------------------------------------------------------------------

CONSENT SOLICITATION & PAYMENT

It is possible that the IRS may take the position that the portion of the exchange offer consideration to any US Holder constituting the consent payment should not be treated as part of the exchange offer, but should instead be treated as a payment in the nature of compensation for such a US Holder's consent to the proposed amendments as described in the section of this Statement titled "The Exchange Offer and Consent Solicitation--Proposed Amendments." Should the IRS make such a determination, the consent payment should be taxable as ordinary income to such a US Holder for US federal income tax purposes.

OWNERSHIP OF THE NEW NOTES

Stated Interest. Stated interest on the new notes generally will be taxable to you as ordinary income at the time that it is paid or accrued in accordance with your method of accounting for US federal income tax purposes. Such interest will be treated as foreign source income for US foreign tax credit limitation purposes, and as passive income, or in the case of certain US Holders, financial services income. It should be noted that pursuant to recent US legislation, for taxable years beginning after December 31, 2006, the number of foreign tax credit "baskets" will be reduced from 9 baskets to 2 baskets. The two baskets will be for (i) passive category income and (ii) general category income. Thus, there will no longer be a financial services income basket, and such income will be divided into either the general basket or the passive basket, depending on the activities of the particular US taxpayer.

Market Discount. If you purchased a new note at a price less than the new note's principal amount, the amount of the difference will be treated as market discount unless such difference is less than a specified de minimis amount (generally .0025 of the new note's principal amount times the number of complete years to maturity from the date you acquired the new note). Market discount generally accrues ratably over the remaining term of a note unless a holder elects to accrue market discount on a constant yield basis. If you are a US Holder of a new note with market discount, you will be required to treat any gain recognized on the sale or exchange of the new note as ordinary income rather than capital gain to the extent of the market discount accrued on the new note. You may elect to include market discount in income as it accrues, in which case any gain recognized on the sale or exchange of a new note will be capital gain. Such election will apply to all debt instruments that you acquire during or after the taxable year for which the election is made, and may only be revoked with the consent of the IRS. Market discount should be treated as foreign source income for US foreign tax credit limitation purposes, and as passive income, or in the case of certain US Holders, financial services income.

Bond Premium. If you purchased a new note at a price greater than the amount payable at maturity, you may elect to amortize the excess, or bond premium as an offset to interest income on the new note using a constant yield method for the remaining term of the new note. If you elect to amortize bond premium, the amortized bond premium will reduce your basis in the new note. Such election will apply to all debt instruments that you hold or acquire during or after the taxable year for which the election is made, and may only be revoked with the consent of the IRS. Your election to amortize bond premium as an offset to interest income accordingly should offset your foreign source interest income.

Sale, Exchange, or Other Disposition of the New Notes. Upon the sale, exchange, or other disposition of a new note, you will recognize gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or other disposition (excluding accrued but unpaid stated interest, which generally will be taxable as interest) and your adjusted tax basis in the new note. Your adjusted tax basis in a new note will equal your initial tax basis in the new note, decreased (but not

--------------------------------------------------------------------------------

CERTAIN CANADIAN AND US INCOME TAX CONSEQUENCES
--------------------------------------------------------------------------------

below zero) by all payments received in respect of the new note other than payments of stated interest. Subject to the rules discussed above, any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for the new note is more than one year at the time of the exchange. If you are a non-corporate US Holder, including an individual, your long-term capital gain is generally subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to limitations. Any gain or loss recognized on the sale, exchange, or other disposition generally will be treated as US source gain or loss for US foreign tax credit limitation purposes.

Information Reporting and Backup Withholding. If you are a non-corporate US Holder, information reporting requirements on IRS Form 1099 generally will apply to payments of principal and interest on your new notes within the United States and the payment of proceeds from the sale of your new notes at a US office of a broker. Additionally, backup withholding, currently at a rate of 28%, will apply to such payments if you are a non-corporate US Holder that fails to provide an accurate taxpayer identification number, is notified by the IRS that you have failed to report all interest and dividends required to be shown on your US federal income tax returns, or fails to comply with certain certification requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your US federal income tax provided the required information is furnished to the IRS in a timely manner.

CONSEQUENCES OF NOT PARTICIPATING IN THE EXCHANGE OFFER

For US federal income tax purposes, a "significant modification" of a debt instrument--that is, a modification that results in a debt instrument that differs materially either in kind or in extent--is treated as a deemed exchange of the debt instrument for a new debt instrument. While applicable Treasury regulations do not specifically address whether the adoption of indenture amendments of the type described here constitutes a significant modification and the matter is not free from doubt, the amendments to the indentures governing the old notes are not likely to result in a significant modification of the old notes. However, US Holders that do not participate in the exchange offer should consult their own tax advisors as to whether the amendments to the indentures governing the old notes would result in a significant modification.

If the amendments to the indenture governing the old notes result in a significant modification of the old notes, there would be a deemed exchange of the old notes for deemed "new" old notes ("new old notes"). A deemed exchange of old notes for new old notes would likely constitute a tax-free exchange pursuant to a recapitalization so long as the old notes and the new old notes constitute "securities". We believe that both the old notes and the new old notes should be treated as securities for federal income tax purposes.

If a deemed exchange of old notes for new old notes did not constitute a tax-free exchange of securities pursuant to a recapitalization, a US Holder that did not participate in the exchange offer would recognize gain or loss in an amount equal to the difference between the fair market value of the new old notes and the basis of the US Holder in the old note.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This Statement, together with the accompanying prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities.

We will not receive any proceeds from any sales of the new notes by broker-dealers. The new notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. Any resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the new notes. Any broker-dealer that resells the new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

This exchange offer is being made by prospectus in the United States. This offer to exchange is not being made to, nor will tenders of old notes be accepted from or on behalf of, or new notes issued to, holders of old notes resident in, or otherwise subject to the laws of, any province or territory of Canada or any other jurisdiction in which the making or acceptance of the offer or the issuance of new notes would not be in compliance with the laws of such jurisdiction. However, we may extend the exchange offer to such holders and accept tenders of old notes from or on behalf of, and issue new notes to, such holders, if we determine, in our sole discretion, that such extension and acceptance of the offer and issuance of new notes is permitted by applicable laws.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

LEGAL MATTERS

Legal matters in connection with the exchange offer and consent solicitation will be passed upon for us by Torys LLP, New York, New York (concerning matters of US law), and Macleod Dixon LLP, Calgary, Alberta (concerning matters of Canadian law). Felesky Flynn LLP, Calgary, Alberta is acting as special counsel to us regarding Canadian federal tax matters related to the Trust Spinout. The partners and associates of Torys LLP, Macleod Dixon LLP and Felesky Flynn LLP beneficially own less than 1% of our outstanding shares.

EXPERTS

The financial statements of Paramount Resources Ltd., as of December 31, 2003 and 2002, incorporated by reference in the prospectus have been audited by Ernst & Young LLP, Chartered Accountants, as stated in their report attached to such statements.

The schedule of revenues and expenses for the Kaybob acquisition properties, as of December 31, 2003, included in the prospectus have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as stated in their report attached to such statements.

Extracts and summaries from the reserves report of McDaniel & Associates Consultants Ltd. which are included or incorporated by reference in this Statement and the prospectus, have been included in reliance upon the authority of McDaniel & Associates Consultants Ltd. as experts in giving such reports. The partners and associates of McDaniel & Associates Consultants Ltd. beneficially own less than 1% of our outstanding shares.

Extracts and summaries from the reserves report of Sproule Associates Limited which are included or incorporated by reference in this Statement and the prospectus, have been included in reliance upon the authority of Sproule Associates Limited as experts in giving such reports. The partners and associates of Sproule Associates Limited beneficially own less than 1% of our outstanding shares.

Extracts and summaries from the reserves report of Paddock Lindstrom & Associates Ltd. which are included or incorporated by reference in this Statement and the prospectus, have been included in reliance upon the authority of Paddock Lindstrom & Associates Ltd. as experts in giving such reports. The partners and associates of Paddock Lindstrom & Associates Ltd. beneficially own less than 1% of our outstanding shares.

DOCUMENTS INCORPORATED BY REFERENCE

This Statement is deemed to be incorporated by reference into the prospectus solely for the purposes of the new notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada are also specifically incorporated by reference in and form an integral part of this Statement and the prospectus:

(a) our annual information form dated March 23, 2004 (including management's discussion and analysis for the year ended December 31, 2003, incorporated therein by reference);

(b) our audited comparative consolidated financial statements for the year ended December 31, 2003, including the auditors' report thereon;

--------------------------------------------------------------------------------

DOCUMENTS INCORPORATED BY REFERENCE
--------------------------------------------------------------------------------

(c) our management proxy circular dated March 23, 2004 relating to the annual and special meeting of our shareholders to be held on June 2, 2004 (excluding those portions under the headings "Report on Executive Compensation and Compensation Committee", "Stock Performance Graph" and "Corporate Governance Committee Report" and excluding Appendix A);

(d) our unaudited comparative interim consolidated financial statements for the nine-month period ended September 30, 2004 and the accompanying management's discussion and analysis;

(e) our material change report dated June 4, 2004 relating to the Kaybob acquisition;

(f) our material change report dated December 14, 2004 relating to the Trust Spinout;

(g) the document entitled "Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles for the year ended December 31, 2003 and the three-months ended March 31, 2004"; and

(h) the document entitled "Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles for the Nine-Month Period Ended September 30, 2004 and 2003".

Any statement contained in the prospectus, in this Statement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering of the new notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this Statement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Statement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

You may obtain a copy of our annual information form and other information identified above by writing or calling us at the following address and telephone number:

     Paramount Resources Ltd.
     4700, 888--Third Street S.W.
     Calgary, Alberta T2P 5C5
     (403) 290-3600
     Attention: Corporate Secretary

--------------------------------------------------------------------------------

                               COMPILATION REPORT
                 ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of
PARAMOUNT RESOURCES LTD.

We have read the accompanying unaudited pro forma consolidated balance sheet of Paramount Resources Ltd. ("the Company") as at September 30, 2004 and unaudited pro forma consolidated statements of earnings for the nine months then ended and for the year ended December 31, 2003, and have performed the following procedures.

     1. Compared the figures in the columns captioned "Paramount Resources Ltd. As Previously Reported" to the unaudited interim consolidated financial statements of the Company as at September 30, 2004 and for the nine months then ended or to the audited consolidated financial statements of the Company for the year ended December 31, 2003, as appropriate, and found them to be in agreement.

     2. Compared the figures in the columns captioned "Spinout Assets" to the financial statements of the Kaybob and Martin Creek Properties as at September 30, 2004 and for the nine months then ended or for the year ended December 31, 2003, as appropriate, and found them to be in agreement.

     3. Compared the figures in the columns captioned "$185 Million Acquisition" to the unaudited schedule of revenues, royalties and operating expenses for the Kaybob properties and to the unaudited schedule of revenues, royalties and operating expenses for the Fort Liard properties for the six months ended June 30, 2004 or the audited schedule of revenues, royalties and operating expenses for the Kaybob properties and to the audited schedule of revenues, royalties and operating expenses for the Fort Liard properties for the year ended December 31, 2003, as appropriate, aggregated and adjusted for the individual working interest ownership percentage to be acquired by the Company and a reclassification of fee income, and found them to be in agreement.

     4. Compared the figures in the column captioned "PET Transaction" to the Company's accounting records and found them to be in agreement.

     5. Compared the figures in the column captioned "Effect of Recent Accounting Pronouncement and Discontinued Operations" to the Company's accounting records and found them to be in agreement.

     6. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

          (a) the basis for determination of the pro forma adjustments; and

          (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

The officials:

          (a) described to us the basis for determination of the pro forma adjustments; and

          (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

     7. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

--------------------------------------------------------------------------------

     8. Recalculated the application of the amounts in the column captioned "Effect of Recent Accounting Pronouncement and Discontinued Operations" to the amounts in the column captioned "Paramount Resources Ltd. As Previously Reported" for the year ended December 31, 2003 and found the amounts in the column captioned "Paramount Resources Ltd." to be arithmetically correct.

     9. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Paramount Resources Ltd.", "PET Transaction", "$185 Million Acquisition" and "Spinout Assets" for the year ended December 31, 2003, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

     10. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Paramount Resources Ltd. As Previously Reported", "$185 Million Acquisition" and "Spinout Assets" as at September 30, 2004 and for the nine months then ended, as appropriate, and found the amounts in the columns captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada                                            /s/ Ernst & Young LLP
December 14, 2004                                          Chartered Accountants

           COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
                 CANADIAN AND UNITED STATES REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. United States standards do not provide for the issuance of such a report on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the procedures listed in the compilation report. Consequently, under United States standards, we would be unable to issue such a compilation report on the accompanying unaudited pro forma consolidated financial statements.

Calgary, Canada                                            /s/ Ernst & Young LLP
December 14, 2004                                          Chartered Accountants

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2004
(THOUSANDS OF DOLLARS)
(UNAUDITED)

                                                PARAMOUNT
                                                RESOURCES
                                                 LTD. AS
                                               PREVIOUSLY                                   PRO FORMA              PRO FORMA
                                                REPORTED      SPINOUT ASSETS     NOTE      ADJUSTMENTS    NOTE    CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------
ASSETS
  CURRENT ASSETS
    Short-term investments..................   $   11,715       $      --                                          $  11,715
    Accounts receivable.....................       96,387         (51,867)     4(a)(xiii)                             44,520
    Financial instruments...................        3,438          (1,907)     4(a)(xiii)                              1,531
    Prepaid expenses........................        3,016          (1,612)     4(a)(xiii)                              1,404
                                               ----------       ---------                   ---------              ---------
                                                  114,556         (55,386)                                            59,170
                                               ----------       ---------                   ---------              ---------
  PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment at cost...    1,800,447        (902,991)                                           897,456
    Accumulated depletion and
      depreciation..........................     (536,327)        307,879                                           (228,448)
    Assets of discontinued operations.......        7,869              --                                              7,869
                                               ----------       ---------                   ---------              ---------
                                                1,271,989        (595,112)     4(a)(xiv)                             676,877
                                               ----------       ---------                   ---------              ---------
  GOODWILL..................................       31,621         (19,400)     4(a)(xiv)                              12,221
  EQUITY INVESTMENT IN TRUST UNITS..........                                                  113,071    5(b)(v)     113,071
  FUTURE TAX ASSET..........................                       (9,995)     4(a)(xii)        9,995    5(b)(iv)      8,881
                                                                                                8,881    5(b)(iv)
  OTHER ASSETS..............................       11,367                                      (3,183)   5(b)(ii)      3,000
                                                                                                3,000    5(b)(vi)
                                                                                               (8,184)   5(b)(vii)
                                               ----------       ---------                   ---------              ---------
                                               $1,429,533       $(679,893)                    123,580              $ 873,220
                                               ==========       =========                   =========              =========

LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
    Accounts payable and accrued
      liabilities...........................   $  100,853       $ (54,176)     4(a)(xiii)   $   3,000    5(b)(iv)  $  49,677
    Financial instruments...................        6,625          (4,350)     4(a)(xiii)                              2,275
    Liabilities of discontinued
      operations............................          327              --                                                327
                                               ----------       ---------                   ---------              ---------
                                                  107,805         (58,526)                      3,000                 52,279
                                               ----------       ---------                   ---------              ---------
  LONG-TERM DEBT............................      542,589              --                    (112,700)   5(b)(i)     336,329
                                                                                             (107,859)   5(b)(ii)
                                                                                              107,859    5(b)(ii)
                                                                                                9,046    5(b)(ii)
                                                                                             (150,000)   5(b)(iii)
                                                                                               44,394    5(b)(vii)
                                                                                                3,000    5(b)(vi)
  ASSET RETIREMENT OBLIGATIONS..............       97,449         (55,148)     4(a)(xiv)                              42,301
  DEFERRED CREDIT...........................        7,369          (7,369)      4(a)(xv)        6,273    5(b)(iv)      6,273
  FUTURE INCOME TAXES.......................      130,222                                    (130,222)   5(b)(iv)         --
  LIABILITIES OF DISCONTINUED OPERATIONS....        6,171              --                                              6,171
                                               ----------       ---------                   ---------              ---------
                                                  783,800         (62,517)                   (330,209)               391,074
                                               ----------       ---------                   ---------              ---------
SHAREHOLDERS' EQUITY
    Share capital...........................      195,480              --                     112,700    5(b)(i)     308,180
    Contributed surplus.....................        2,588              --                                              2,588
    Retained earnings.......................      339,860        (558,850)     4(a)(xvi)       (9,046)   5(b)(ii)    119,099
                                                                                               (3,183)   5(b)(ii)
                                                                                              113,071    5(b)(v)
                                                                                              149,098    5(b)(iv)
                                                                                               (3,000)   5(b)(iv)
                                                                                              150,000    5(b)(iii)
                                                                                               (6,273)   5(b)(iv)
                                                                                              (44,394)   5(b)(vii)
                                                                                               (8,184)   5(b)(vii)
                                               ----------       ---------                   ---------              ---------
                                                  537,928        (558,850)                    450,789                429,867
                                               ----------       ---------                   ---------              ---------
                                               $1,429,533       $(679,893)                  $ 123,580              $ 873,220
                                               ==========       =========                   =========              =========

See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)

                                                   PARAMOUNT
                                                 RESOURCES LTD.
                                                 AS PREVIOUSLY    $185 MILLION                    SPINOUT
                                                    REPORTED      ACQUISITION       NOTE          ASSETS        NOTE
-----------------------------------------------------------------------------------------------------------------------
REVENUE:
 Petroleum and natural gas sales...............     $384,772        $67,857         2(a)(i)      $(212,214)     4(a)(i)
 Financial instruments gain (loss).............       (8,726)                                        5,515     4(a)(ii)
 Royalties (net of ARTC).......................      (74,663)       (16,994)        2(a)(i)         44,133      4(a)(i)
 Loss on sale of investments...................          (34)                                           --
 Equity income in trust units..................           --                                            --
                                                    --------        -------                      ---------
                                                     301,349         50,863                       (162,566)
                                                    --------        -------                      ---------
EXPENSES:
 Operating.....................................       64,871         10,118         2(a)(i)        (30,945)     4(a)(i)
 Interest......................................       17,865          8,017        2(a)(iv)         (7,592)   4(a)(iii)
 General and administrative....................       18,838                                       (10,142)    4(a)(iv)
 Bad debt expense (recovery)...................       (5,107)                                        2,833      4(a)(v)
 Lease rentals.................................        3,247                                          (662)    4(a)(vi)
 Geological and geophysical....................        6,525                                        (1,497)    4(a)(vi)
 Dry hole costs................................        9,028                                          (895)   4(a)(vii)
 Loss (Gain) on sales of property, plant and
   equipment...................................      (15,501)                                       (1,407)  4(a)(viii)
 Accretion of asset retirement obligations.....        4,266          1,057        2(a)(ii)         (1,991)    4(a)(ix)
 Depletion and depreciation....................      136,757         19,455       2(a)(iii)        (70,395)     4(a)(x)
 Unrealized foreign exchange loss (gain) on US
   debt........................................      (16,390)                                        8,194    4(a)(iii)
                                                    --------        -------                      ---------
                                                     224,399         38,647                       (114,499)
                                                    --------        -------                      ---------
Earnings (loss) before taxes from continuing
 operations....................................       76,950         12,216                        (48,067)
                                                    --------        -------                      ---------
INCOME AND OTHER TAXES:
 Large Corporation Tax and other...............        3,511            194         2(a)(v)         (1,616)    4(a)(xi)
 Future income tax expense.....................       19,671          7,132        2(a)(vi)        (14,339)   4(a)(xii)
                                                    --------        -------                      ---------
                                                      23,182          7,326                        (15,955)
                                                    --------        -------                      ---------
Net earnings from continuing operations........       53,768          4,890                        (32,112)
Net earnings from discontinued operations......        5,159             --                             --
                                                    --------        -------                      ---------
Net earnings for the period....................     $ 58,927        $ 4,890                      $ (32,112)
                                                    ========        =======                      =========
Net earnings from continuing operations per
 common share
Basic..........................................     $   0.91
Diluted........................................     $   0.90
Net earnings from discontinued operations per
 common share
Basic..........................................     $   0.09
Diluted........................................     $   0.09
Net earnings per common share
Basic..........................................     $   1.00
Diluted........................................     $   0.98
Weighted average common shares outstanding
 (thousands of shares) (note 7)
Basic..........................................       58,887
Diluted........................................       59,945


                                                  PRO FORMA                  PRO FORMA
                                                 ADJUSTMENTS      NOTE      CONSOLIDATED
-----------------------------------------------  ---------------------------------------
REVENUE:
 Petroleum and natural gas sales...............   $(53,311)       5(a)(i)     $187,104
 Financial instruments gain (loss).............         --                      (3,211)
 Royalties (net of ARTC).......................     14,088        5(a)(i)      (33,436)
 Loss on sale of investments...................         --                         (34)
 Equity income in trust units..................     23,558        5(b)(v)       23,558
                                                  --------                    --------
                                                   (15,665)                    173,981
                                                  --------                    --------
EXPENSES:
 Operating.....................................     (9,111)       5(a)(i)       34,933
 Interest......................................     (3,969)      5(a)(iv)       17,716
                                                    (5,830)      5(b)(ii)
                                                    11,561      5(b)(iii)
                                                    (3,938)     5(b)(iii)
                                                       281       5(b)(vi)
                                                       (11)     5(b)(vii)
                                                     1,332      5(b)(vii)
 General and administrative....................         --                       8,696
 Bad debt expense (recovery)...................         --                      (2,274)
 Lease rentals.................................         --                       2,585
 Geological and geophysical....................         --                       5,028
 Dry hole costs................................         --                       8,133
 Loss (Gain) on sales of property, plant and
   equipment...................................         --                     (16,908)
 Accretion of asset retirement obligations.....       (869)      5(a)(ii)        2,463
 Depletion and depreciation....................    (10,669)     5(a)(iii)       75,148
 Unrealized foreign exchange loss (gain) on US
   debt........................................         --                      (8,196)
                                                  --------                    --------
                                                   (21,223)                    127,324
                                                  --------                    --------
Earnings (loss) before taxes from continuing
 operations....................................      5,558                      46,657
                                                  --------                    --------
INCOME AND OTHER TAXES:
 Large Corporation Tax and other...............       (101)       5(a)(v)        2,453
                                                       465     5(b)(viii)
 Future income tax expense.....................     (7,451)      5(a)(vi)        5,013
                                                  --------                    --------
                                                     7,087                       7,466
                                                  --------                    --------
Net earnings from continuing operations........     12,645                      39,191
Net earnings from discontinued operations......         --                       5,159
                                                  --------                    --------
Net earnings for the period....................   $ 12,645                    $ 44,350
                                                  ========                    ========
Net earnings from continuing operations per
 common share
Basic..........................................                               $   0.62
Diluted........................................                               $   0.61
Net earnings from discontinued operations per
 common share
Basic..........................................                               $   0.08
Diluted........................................                               $   0.08
Net earnings per common share
Basic..........................................                               $   0.70
Diluted........................................                               $   0.69
Weighted average common shares outstanding
 (thousands of shares) (note 7)
Basic..........................................                                 63,387
Diluted........................................                                 64,445

See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)

                                                          EFFECT OF
                                                            RECENT
                                         PARAMOUNT        ACCOUNTING
                                       RESOURCES LTD.   PRONOUNCEMENT
                                       AS PREVIOUSLY    & DISCONTINUED                  PARAMOUNT          PET
                                          REPORTED        OPERATIONS        NOTE      RESOURCES LTD.   TRANSACTION    NOTE
---------------------------------------------------------------------------------------------------------------------------
REVENUE:
 Petroleum and natural gas sales.....     $434,059         $    --                       $434,059       $(33,725)    3(iii)
 Commodity hedging gain (loss).......      (53,204)             --                        (53,204)         5,341     3(vi)
 Royalties (net of ARTC).............      (82,512)             --                        (82,512)         2,217     3(iii)
 Loss on sale of investments.........       (1,020)             --                         (1,020)            --
 Other income........................        2,012          (2,012)      6(b)                  --             --
 Equity income in trust units........           --              --                             --             --
                                          --------         -------                       --------       --------
                                           299,335          (2,012)                       297,323        (26,167)
                                          --------         -------                       --------       --------
EXPENSES:
 Operating...........................       81,193              --                         81,193         (5,158)    3(iii)
 Interest............................       19,917            (703)      6(b)              19,214         (2,586)    3(i)
 General and administrative..........       19,898             367       6(b)              20,265           (255)    3(ii)
 Bad debt expense....................        5,977              --                          5,977             --
 Lease rentals.......................        3,574              --                          3,574             --
 Geological and geophysical..........        8,450              --                          8,450             --
 Dry hole costs......................       36,600              --                         36,600             --
 Loss (Gain) on sales of property,
   plant and equipment...............        3,660             (20)      6(b)               3,640             --
 Provision of future site restoration
   and abandonment/Accretion of asset
   retirement obligations............        4,462            (418)      6(a)               4,044           (258)    3(iv)
 Depletion and depreciation..........      163,413           1,685       6(a), 6(b)       165,098         (5,024)    3(iv)
 Writedown of petroleum and natural
   gas properties....................       10,418              --                         10,418             --
 Unrealized foreign exchange gain on
   US debt...........................       (1,566)             --                         (1,566)            --
                                          --------         -------                       --------       --------
                                           355,996             911                        356,907        (13,281)
                                          --------         -------                       --------       --------
Earnings (loss) before taxes.........      (56,661)         (2,923)                       (59,584)       (12,886)
                                          --------         -------                       --------       --------
INCOME AND OTHER TAXES:
 Large Corporation Tax and other.....        2,875            (186)      6(b)               2,689             --
 Future income tax (recovery)
   expense...........................      (62,169)         (1,312)      6(a), 6(b)       (63,481)        (4,293)    3(v)
                                          --------         -------                       --------       --------
                                           (59,294)         (1,498)                       (60,792)        (4,293)
                                          --------         -------                       --------       --------
Net earnings (loss) from continuing
 operations..........................        2,633          (1,425)                         1,208         (8,593)
Net earnings (loss) from discontinued
 operations..........................           --             (58)                           (58)            --
                                          --------         -------                       --------       --------
Net earnings (loss)..................     $  2,633         $(1,483)                      $  1,150       $ (8,593)
                                          ========         =======                       ========       ========
Net earnings (loss) from continuing
 operations per common share
Basic................................     $   0.04         $ (0.02)                      $   0.02
Diluted..............................     $   0.04         $ (0.02)                      $   0.02
Net earnings (loss) from discontinued
 operations per common share
Basic................................     $     --         $    --                       $     --
Diluted..............................     $     --         $    --                       $     --
Net earnings (loss) per common share
Basic................................     $   0.04         $ (0.02)                      $   0.02
Diluted..............................     $   0.04         $ (0.02)                      $   0.02
Weighted average common shares
 outstanding (thousands of shares)
 (note 7)
Basic................................       60,098          60,098                         60,098
Diluted..............................       60,472          60,472                         60,472


                                       $185 MILLION                SPINOUT                  PRO FORMA                  PRO FORMA
                                       ACQUISITION      NOTE       ASSETS        NOTE      ADJUSTMENTS      NOTE      CONSOLIDATED
-------------------------------------  -------------------------------------------------------------------------------------------
REVENUE:
 Petroleum and natural gas sales.....    $139,181     2(a)(i)     $(202,263)  4(a)(i)       $(82,609)    5(a)(i)        $254,643
 Commodity hedging gain (loss).......          --                    27,621   4(a)(ii)            --                     (20,242)
 Royalties (net of ARTC).............     (31,903)    2(a)(i)        44,759   4(a)(i)         22,750     5(a)(i)         (44,689)
 Loss on sale of investments.........          --                        --                       --                      (1,020)
 Other income........................          --                        --                       --                          --
 Equity income in trust units........          --                        --                   17,784     5(b)(v)          17,784
                                         --------                 ---------                 --------                    --------
                                          107,278                  (129,883)                 (42,075)                    206,476
                                         --------                 ---------                 --------                    --------
EXPENSES:
 Operating...........................      22,331     2(a)(i)       (32,866)  4(a)(i)        (13,222)    5(a)(i)          52,278
 Interest............................      16,727     2(a)(iv)       (9,605)  4(a)(iii)       (8,280)    5(a)(iv)         28,650
                                                                                              (5,792)    5(b)(ii)
                                                                                              17,885     5(b)(iii)
                                                                                              (6,750)    5(b)(iii)
                                                                                                 375     5(b)(vi)
                                                                                               5,686     5(b)(vii)
                                                                                               1,776     5(b)(vii)
 General and administrative..........          --                   (10,545)  4(a)(iv)            --                       9,465
 Bad debt expense....................          --                    (3,103)  4(a)(v)             --                       2,874
 Lease rentals.......................          --                      (627)  4(a)(vi)            --                       2,947
 Geological and geophysical..........          --                      (211)  4(a)(vi)            --                       8,239
 Dry hole costs......................          --                    (3,911)  4(a)(vii)           --                      32,689
 Loss (Gain) on sales of property,
   plant and equipment...............          --                    (1,806)  4(a)(viii)          --                       1,834
 Provision of future site restoration
   and abandonment/Accretion of asset
   retirement obligations............       2,114     2(a)(ii)       (2,075)  4(a)(ix)        (1,738)    5(a)(ii)          2,087
 Depletion and depreciation..........      35,821     2(a)(iii)     (74,404)  4(a)(x)        (18,448)    5(a)(iii)       103,043
 Writedown of petroleum and natural
   gas properties....................          --                    (1,493)  4(a)(vii)           --                       8,925
 Unrealized foreign exchange gain on
   US debt...........................          --                       498   4(a)(iii)           --                      (1,068)
                                         --------                 ---------                 --------                    --------
                                           76,993                  (140,148)                 (28,508)                    251,963
                                         --------                 ---------                 --------                    --------
Earnings (loss) before taxes.........      30,285                    10,265                  (13,567)                    (45,487)
                                         --------                 ---------                 --------                    --------
INCOME AND OTHER TAXES:
 Large Corporation Tax and other.....         460     2(a)(v)        (1,343)  4(a)(xi)          (227)    5(a)(v)           2,102
                                                                                                 523     5(b)(viii)
 Future income tax (recovery)
   expense...........................      15,031     2(a)(vi)       17,725   4(a)(xii)      (10,788)    5(a)(vi)        (45,806)
                                         --------                 ---------                 --------                    --------
                                           15,491                    16,382                  (10,492)                    (43,704)
                                         --------                 ---------                 --------                    --------
Net earnings (loss) from continuing
 operations..........................      14,794                    (6,117)                  (3,075)                     (1,783)
Net earnings (loss) from discontinued
 operations..........................          --                        --                                                  (58)
                                         --------                 ---------                 --------                    --------
Net earnings (loss)..................    $ 14,794                 $  (6,117)                $ (3,075)                   $ (1,841)
                                         ========                 =========                 ========                    ========
Net earnings (loss) from continuing
 operations per common share
Basic................................                                                                                   $  (0.03)
Diluted..............................                                                                                   $  (0.03)
Net earnings (loss) from discontinued
 operations per common share
Basic................................                                                                                   $     --
Diluted..............................                                                                                   $     --
Net earnings (loss) per common share
Basic................................                                                                                   $  (0.03)
Diluted..............................                                                                                   $  (0.03)
Weighted average common shares
 outstanding (thousands of shares)
 (note 7)
Basic................................                                                                                     64,598
Diluted..............................                                                                                     64,972

See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED) Paramount Resources Ltd. ("Paramount" or the "Company") is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company's principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States.

The Company proposes to undertake a Trust Spinout ("Trust Spinout"), a reorganization which would result in the shareholders and the Company receiving units of the Trust, which would indirectly own a substantial portion of the Company's existing assets. The assets intended to become indirectly owned by the Trust, referred to as the "Spinout Assets," are located in the Kaybob and Marten Creek areas of Alberta. The major Kaybob, Alberta properties that would be transferred consist of Kaybob North, Pine Creek, Fox Creek, Two Creeks, Clover, and Simonette, and are located in central Alberta and produce primarily natural gas and natural gas liquids. These properties account for 76% of the natural gas production that would be transferred. Three natural gas plants, currently operated by the Company, would also be transferred. The Spinout Assets include substantially all of the Kaybob properties acquired in June 2004 as part of the $185 million acquisition (see note 2(a)). The Marten Creek, Alberta properties are located in west central Alberta and are part of the Company's Grande Prairie operating unit. These properties produce primarily natural gas and natural gas liquids. The Company has a 100% working interest in the properties comprising the Spinout Assets in this area for all of the production wells. The Spinout Assets include all of the Marten Creek properties acquired by the Company in the August 2004 acquisition for $84 million, subject to adjustments.

Financial statement have been prepared to present the financial position, results of operations, and cash flows for the Spinout Assets also referred to as "Kaybob & Marten Creek Properties." The proposed Trust Spinout does not result in a substantial change in ownership of the Spinout Assets. Therefore, the disposition of the Spinout Assets will be accounted for at the carrying value of the net assets transferred and would not give rise to a gain or loss in the consolidated financial statements of Paramount.

1.  BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet and consolidated statements of earnings (loss) of Paramount have been prepared for inclusion in this prospectus to reflect the acquisition of certain oil and natural gas properties in Western Canada and Northwest Territories (the "$185 Million Acquisition"), as described in note 2(a), the disposition of assets to Paramount Energy Trust ("PET") as described in note 3 (the "PET Transaction") and the disposition of the proposed Spinout Assets, as described in note 4 and 5(a).

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of earnings (loss), collectively referred to as the "Pro Forma Financial Statements," have been prepared by management based upon information derived from the following:

- the unaudited consolidated financial statements of Paramount as at and for the nine-month period ended September 30, 2004

- the audited consolidated financial statements of Paramount as at and for the year ended December 31, 2003

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

- the audited schedule of revenues, royalties and operating expenses for the Kaybob properties and the audited schedule of revenues, royalties and operating expenses for the Fort Liard properties for the year ended December 31, 2003

- the Kaybob and Marten Creek Properties' financial statements as at and for the nine-month period ended September 30, 2004.

- the Kaybob and Marten Creek Properties' financial statements as at and for the year ended December 31, 2003.

- the unaudited schedule of revenues, royalties and operating expenses for the Kaybob properties for the six months ended June 30, 2004

- the audited schedule of revenues, royalties and operating expenses for the Kaybob properties for the year ended December 31, 2003

In the opinion of management of Paramount, the Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include all adjustments necessary for the fair presentation of the transactions described therein. The pro forma consolidated statements of earnings (loss) for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, give effect to the $185 Million Acquisition, the PET Transaction, the Trust Spinout, and other pro forma adjustments as per Note 5, as if they had taken place on January 1, 2003. The unaudited pro forma consolidated balance sheet as at September 30, 2004 gives effect to the Trust Spinout and other pro forma adjustments, as described in note 5, as if they had taken place on September 30, 2004.

Accounting policies used in the preparation of the Pro Forma Financial Statements are consistent with those used in the historical financial statements of Paramount except as described in note 6. Accordingly, they should be read in conjunction with Paramount's unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004 and its audited consolidated financial statements as at and for the year ended December 31, 2003.

The Pro Forma Financial Statements may not be indicative of the results of the operations or financial position that would have occurred if the events reflected therein had been in effect on the dates indicated, or of the results that may be obtained in the future.

2.  ACQUISITIONS

(A)  $185 MILLION ACQUISITION
On June 30, 2004, Paramount completed the acquisition of assets in the Kaybob area of central Alberta and the Fort Liard area of the Northwest Territories for $185.1 million, after adjustments. The unaudited interim consolidated financial statements of Paramount as at and for the nine-month period ended September 30, 2004 reflect the financial results of the assets acquired from July 1, 2004.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

The following table summarizes the fair value of the net assets acquired:

Property, plant, and equipment..............................  $211,947
Less: Asset retirement obligation...........................    26,847
                                                              --------
                                                              $185,100
                                                              ========

On June 29, 2004, the Company issued US $125 million 8.875% Senior Notes due 2014. Proceeds from the Senior Notes issuance were used to partly finance the $185.1 million asset acquisition. Interest on the note is payable semi-annually, beginning in 2005. The financing charges of $5.0 million related to the issuance of the senior notes are capitalized to other assets and amortized evenly over the term of the notes.

The unaudited pro forma consolidated statements of earnings as at and for the nine months ended September 30, 2004 and the year end December 31, 2003, give effect to the $185 Million Acquisition and take into account the following adjustments:

 (i) Revenues, royalties and operating expenses that relate to the oil and natural gas properties acquired for the six-month pre-acquisition period ended June 30, 2004, have been added to the period ended September 30, 2004. For the year ended December 31, 2003, revenues, royalties and operating expenses for the properties acquired have been added for the year. These amounts have been determined by applying the working interest being acquired by the Company in the $185 Million Acquisition to the relevant schedules of revenues, royalties and operating expenses for the Kaybob and Fort Liard properties prepared by Chevron Canada Resources as follows:

      SIX MONTHS ENDED JUNE 30, 2004

                                                                                           PARAMOUNT'S
                                       CHEVRON    PARAMOUNT'S                              NET SHARE OF
                                        KAYBOB    NET SHARE OF    CHEVRON     FEE INCOME    KAYBOB AND
                                       (GROSS)       KAYBOB      FORT LIARD    RECLASS      FORT LIARD
       ------------------------------------------------------------------------------------------------
       Petroleum and natural gas
         sales.......................  $ 88,430     $ 55,618      $13,906      $(1,667)      $ 67,857
       Royalties.....................   (24,735)     (15,307)      (1,687)                    (16,994)
       Operating expenses............   (12,656)      (8,489)      (3,295)       1,667        (10,118)
                                       --------     --------      -------      -------       --------
       Excess of petroleum and
         natural gas sales over
         operating expenses..........  $ 51,039     $ 31,822      $ 8,924      $    --       $ 40,745
                                       ========     ========      =======      =======       ========

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

      YEAR ENDED DECEMBER 31, 2003

                                                                                          PARAMOUNT'S
                                      CHEVRON    PARAMOUNT'S                              NET SHARE OF
                                       KAYBOB    NET SHARE OF    CHEVRON     FEE INCOME    KAYBOB AND
                                      (GROSS)       KAYBOB      FORT LIARD    RECLASS      FORT LIARD
      ------------------------------------------------------------------------------------------------
      Petroleum and natural gas
        sales.......................  $162,391     $106,914      $34,851      $(2,584)      $139,181
      Royalties.....................   (44,483)     (27,496)      (4,407)                    (31,903)
      Operating expenses............   (23,928)     (16,568)      (8,347)       2,584        (22,331)
                                      --------     --------      -------      -------       --------
      Excess of petroleum and
        natural gas sales over
        operating expenses..........  $ 93,980     $ 62,850      $22,097      $    --       $ 84,947
                                      ========     ========      =======      =======       ========

 (ii) Asset retirement obligations assumed of $26.8 million as a result of the $185 Million Acquisition have resulted in accretion of asset retirement obligations increasing by $1.1 million and $2.1 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively.

(iii) For the nine months ended September 30, 2004 and the year ended December 31, 2003, depletion and depreciation expense has been increased by $19.5 million and $35.8 million, respectively, to reflect the pro forma increase in the carrying value of property, plant and equipment of $211.9 million as a result of the $185 Million Acquisition.

(iv) Interest expense has been increased by $8.0 million and $16.7 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the interest on the $185.1 million increase in Paramount's long-term debt to fund the $185 Million Acquisition and amortization of other assets. Interest has been recorded at 8.875% per annum on the US$125 million senior notes and 4.0% per annum on the $17 million increase in the Company's existing credit facility.

 (v) Large Corporation Tax has been increased by $0.2 million and $0.5 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the increase in Paramount's long-term debt.

(vi) Future income tax expense (recovery) has increased (decreased) by $7.1 million and $15.0 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments described above.

3.  PARAMOUNT ENERGY TRUST TRANSACTION

During 2003, Paramount completed the formation and restructuring of Paramount Energy Trust ("PET") through the following transactions:

- On February 3, 2003, Paramount transferred to PET natural gas properties in the Legend area of Northeast Alberta for net proceeds of $28 million and 9,907,767 units of PET.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

- On February 3, 2003, Paramount declared a dividend-in-kind of $51 million, consisting of an aggregate of 9,907,767 units of PET. The dividend was paid to all holders of Paramount common shares of record on the close of business on February 11, 2003. The dividend was declared after PET received all regulatory clearances with respect to its final prospectus and registration statement in the United States. The final prospectus and registration statement qualified and registered (i) the Dividend PET Units, (ii) rights to purchase further PET Units, and (iii) the PET Trust Units issuable upon exercise of the Rights.

- On March 11, 2003, in conjunction with the closing of a rights offering by PET, Paramount disposed of additional natural gas properties in Northeast Alberta to Paramount Operating Trust for net proceeds of $167 million.

The unaudited pro forma consolidated statement of earnings (loss) for the year ended December 31, 2003 gives effect to the PET Transaction and takes into account the following adjustments:

 (i) Decrease in interest expense of $2.6 million due to the assumed reduction in Paramount's debt of $250 million resulting from the cash consideration received. Interest has been recorded at 11.5% per annum on Paramount's bridge facility of $61.9 million and 6% per annum on the decrease in Paramount's production facility of $188.1 million.

 (ii) General and administrative expenses have been decreased by $0.3 million as a result of the disposition of assets to PET. General and administrative expenses were allocated to the PET based on the proportion of Paramount employees that were associated with PET assets.

(iii) Revenues, royalties and operating expenses that related specifically to PET assets have been removed as follows:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2003
-------------------------------------------------------------------------------
Petroleum and natural gas sales.............................       $33,725
Royalties (net of ARTC).....................................       $ 2,217
Operating expenses..........................................       $ 5,158

(iv) The provisions for depletion and depreciation, and accretion of asset retirement obligations for the year ended December 31, 2003 have been reduced by $5.0 million and $0.3 million, respectively, due to lower production levels as a result of the disposition of PET assets. The reduction was determined based on proportionate oil and gas production levels of PET assets as compared to the remainder of Paramount's oil and gas assets.

(v) Future income tax has been adjusted to account for the PET Transaction. For the year ended December 31, 2003, the increase in future income tax recovery was $4.3 million and the reduction in Large Corporation Tax and other tax expense was $nil.

(vi) Commodity hedging losses have been allocated to PET based on proportionate oil and gas revenues for PET assets as compared to oil and gas revenues for the remainder of Paramount's assets. For the year ended December 31, 2003, the commodity hedging losses allocated to PET were $5.3 million.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

4.  SPINOUT ASSETS

a) The Pro Forma Financial Statements as at and for the nine months ended September 30, 2004 and for the year ended December 31, 2003 give effect to the Trust Spinout and take into account the following adjustments:

      (i) Revenues, royalties and operating expenses that related specifically to the Spinout Assets have been removed as follows:

                                                   NINE MONTHS ENDED       YEAR ENDED
                                                   SEPTEMBER 30, 2004   DECEMBER 31, 2003
-----------------------------------------------------------------------------------------
Petroleum and natural gas sales..................       $212,214            $202,263
Royalties (net of ARTC)..........................       $ 44,133            $ 44,759
Operating expenses...............................       $ 30,945            $ 32,866

      (ii) Financial instrument/commodity hedging losses decreased by $5.5 million and $27.6 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Financial instrument/commodity hedging losses were allocated to the Spinout Assets on a pro rata basis using production volumes of the Spinout Assets being transferred as a proportion of the aggregate production volumes of Paramount.

     (iii) Interest expense decreased by $7.6 million and $9.6 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Interest has been allocated on a pro rata basis to the Spinout Assets using the cumulative investment in the Spinout Assets as a proportion of the total debt of Paramount.

            Unrealized foreign exchange gain on US debt decreased by $8.2 million and $0.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Unrealized foreign exchange gain on US debt has been allocated on a pro rata basis to the Spinout Assets using the cumulative investment in the Spinout Assets as a proportion of total senior note debt of Paramount.

     (iv) General and administrative expenses decreased by $10.1 million and $10.5 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. General and administrative expenses were allocated to the Spinout Assets on a pro rata basis using production volumes of the Spinout Assets as a proportion of the aggregate production volumes of Paramount.

      (v) Bad debt expense (recovery) decreased by $2.8 million (recovery) and $3.1 million (expense) for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. Bad debt expense (recovery) was allocated to the Spinout Assets on a pro rata basis using production volumes of the Spinout Assets as a proportion of the aggregate production volumes of Paramount.

     (vi) Lease rental expenses decreased by $0.7 million and $0.6 million and geological and geophysical expenses decreased by $1.5 million and $0.2 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, for lease rental and geological and geophysical expenses that related specifically to the Spinout Assets.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

     (vii) Dry hole costs decreased by $0.9 million and $3.9 million and writedown of petroleum and natural gas properties decreased $nil and $1.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, for dry hole costs that related specifically to the Spinout Assets.

    (viii) Gain on sale of property, plant and equipment for the nine months ended September 30, 2004 increased by $1.4 million, and loss on sale of property, plant and equipment for the year ended December 31, 2003 decreased by $1.8 million, for property, plant and equipment sales that related specifically to the Spinout Assets.

     (ix) Accretion of asset retirement obligations expense decreased by $2.0 million and $2.1 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The accretion expense related specifically to the Spinout Assets.

      (x) The provision for depletion and depreciation expense decreased by $70.4 million and $74.4 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The depletion and depreciation expense related specifically to the Spinout Assets.

     (xi) Large Corporation Tax and other decreased by $1.6 million and $1.3 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Large Corporation Tax and other taxes have been allocated to the Spinout Assets on a pro rata basis using the capital tax base of the Trust as a proportion of Paramount aggregate capital tax base.

     (xii) Future income tax expense (recovery) decreased by a $14.3 million (recovery) and a $17.7 million (expense) for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. Future income tax expense (recovery) was determined using the liability method of accounting for income taxes for the Spinout Assets.

            Future income tax liability decreased by $10.0 million at September 30, 2004.

    (xiii) As at September 30, 2004, accounts receivable decreased by $51.9 million; financial instrument assets decreased by $1.9 million; prepaid expenses decreased by $1.6 million; accounts payable and accrued liabilities decreased by $54.2 million; and financial instrument liabilities decreased by $4.4 million. Accounts receivable, financial instrument assets, prepaid expenses, accounts payable and accrued liabilities, and financial instrument liabilities were allocated on a pro rata basis using production volumes of the Spinout Assets as a proportion of the aggregate production volumes of Paramount.

    (xiv) The net book value of property, plant and equipment decreased by $595.1 million, asset retirement obligations liability decreased by $55.1 million, and goodwill decreased by $19.4 million, as at September 30, 2004. The costs of petroleum and natural gas properties, the associated accumulated depletion and depreciation, and the liability for asset retirement obligations have been accumulated in the accounting records on an area-by-area basis and relate specifically to the Spinout Assets. The goodwill arose due to the acquisition of

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

           Summit Resources Ltd. ("Summit") by Paramount Resources Ltd. in 2002. A portion of the goodwill is related to Kaybob properties acquired from Summit and those properties are included as part of the Spinout Assets. The allocation was based on the estimated reserve values for the Spinout Assets as a portion of estimated total reserves for Paramount.

     (xv) Deferred credit decreased by $7.4 million as at September 30, 2004. The deferred credit related specifically to the Spinout Assets.

    (xvi) Retained earnings decreased by $558.9 million as at September 30, 2004. The pro forma adjustment reflects the cumulative investment by Paramount in the Spinout Assets.

5.  PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

a) Pro forma adjustments and assumptions to the $185 million acquisition to adjust for the transfer of the Spinout Assets as follows:

The assets acquired in the $185 Million Acquisition included oil and natural gas assets located in the Kaybob area in central Alberta, and in the Fort Liard area in Northwest Territories and in northeast British Columbia. The Spinout Assets to be transferred include some of, but not all of the Kaybob properties acquired as part of that acquisition. The unaudited pro forma consolidated statements of earnings (loss) for the nine months ended September 30, 2004 and the year ended December 31, 2003, require the following adjustments to remove the properties transferred as part of the Spinout Assets, which were included as part of the $185 Million Acquisition, (note 2a).

      (i) Revenues, royalties and operating expenses that specifically relate to the oil and natural gas properties to be included as part of the Spinout Assets have been deducted for the nine month period ended September 30, 2004 and the year ended December 31, 2003 as follows:

                                                                SIX MONTHS
                                                                  ENDED       YEAR ENDED
                                                                 JUNE 30,    DECEMBER 31,
                                                                   2004          2003
  ---------------------------------------------------------------------------------------
  Petroleum and natural gas sales.............................   $ 53,311      $ 82,609
  Royalties...................................................    (14,088)      (22,750)
  Operating expenses..........................................     (9,111)      (13,222)
                                                                 --------      --------
  Excess of petroleum and natural gas sales over operating
    expenses..................................................   $ 30,112      $ 46,637
                                                                 ========      ========

     (ii) Accretion of asset retirement obligations decreased by $0.9 million and $1.7 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. The accretion expense related specifically to the Spinout Assets.

     (iii) For the nine months ended September 30, 2004 and the year ended December 31, 2003, depletion and depreciation expense has been decreased by $10.7 million and $18.4 million, respectively, to reflect the pro forma decrease in the carrying value of property, plant and equipment of $113.8 million as a result of the transfer of the Spinout Assets.

     (iv) Interest expense has been decreased by $4.0 million and $8.3 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. The decrease was allocated based on the pro rata decrease in debt. Debt was reduced on a pro

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

           rata basis using the net book value of the property, plant and equipment to be transferred with the Spinout Assets as a proportion of the total acquisition cost.

     (v) Large Corporation Tax has been decreased by $0.1 million and $0.2 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the decrease in Paramount's long-term debt.

     (vi) Future income tax expense (recovery) has increased (decreased) by $7.5 million and $10.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments described above.

b) The Pro forma Financial Statements as at and for the nine months ended September 30, 2004 and the year ended December 31, 2003, reflect the following additional pro forma adjustments:

       (i) On October 25, 2004, Paramount completed the issuance of 2,500,000 common shares at a price of $23.00 per share for gross proceeds of $57.5 million. On October, 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a "Flow-through" basis at $29.50 per share for gross proceeds of $59.0 million. The estimated net proceeds from the two share issuances is $112.7 million.

      (ii) Pursuant to Paramount's 7 7/8% and 8 7/8% senior notes, Paramount will redeem on or about December 31, 2004 US$41.7 million (Cdn$52.7 million) aggregate principal amount of its 7 7/8% senior notes due 2010 and US$43.8 million (Cdn$55.2 million) aggregate principal amount of its 8 7/8% senior notes due 2014. The redemption price is US$1,078.75 per US$1,000 principal amount of the 7 7/8% senior notes and US$1,088.75 per US$1,000 principal amount of the 8 7/8% senior notes plus, in each case, accrued and unpaid interest on the amount being redeemed to the redemption date. The amount being redeemed represents approximately 29% of the US$300 million aggregate principal amount of senior notes currently outstanding. Long-term debt has been reduced by $107.9 million to reflect the redemption. The premium paid on redemption of the notes of $9.0 million, is reflected as an adjustment to retained earnings as at September 30, 2004. Other assets and retained earnings decreased by $3.2 million as at September 30, 2004 to reflect the reduction in deferred financing costs upon redemption of the senior notes. The $9.0 million and $3.2 million adjustments have been presented as pro forma adjustments to retained earnings and have not been presented as adjustments in the unaudited pro forma consolidated statements of earnings as they do not have a continuing impact on the earnings of the Company.

            Interest expense decreased by $5.8 million and $5.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, due to the reduction in debt.

     (iii) Interest expense of $7.6 million and $9.6 million has been deducted due to the transfer of the Spinout Assets (note 4(a)(iii)) for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Interest expense of $4.0 million and $8.3 million has been deducted for the transfer of assets that were acquired as part of the

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

            $185 Million Acquisition (note 5(a)(iv)) for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Upon completion of the proposed Trust Spinout, no debt will be allocated to the Spinout Assets, and as a result, the interest deduction in note 4(a)(iii) and note 5(a)(iv) is reversed.

            As part of the transfer of the Spinout Assets, it is expected that Paramount will receive $150 million in cash and will use the proceeds to reduce its debt. Interest expense decreased by $3.9 million and $6.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, due to the assumed reduction in debt of $150 million. The interest reduction was calculated at 3.5% and 4.5% for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

     (iv) As a result of the proposed Trust Spinout, a pro forma adjustment to future income taxes and the deferred credit have been reflected on the unaudited pro forma balance sheet as at September 30, 2004. The net adjustment to future tax of $139.1 million, has been reflected as a reduction in the future income tax liability by $130.2 million, a reversal of the future tax asset reduction of $10.0 million (note 4(a)(xii)), and an increase in the future tax asset of $8.9 million. The deferred credit has increased by $6.3 million as at September 30, 2004 as a result of the proposed Trust Spinout. These adjustments reflect a reduction in the future tax liabilities anticipated by Paramount as a result of the proposed Trust Spinout.

           As a result of the proposed Trust Spinout, a $3.0 million pro forma adjustment to retained earnings has been reflected on the unaudited pro forma balance sheet as at September 30, 2004, reflecting a non recurring Large Corporation Tax charge incurred upon completion of the proposed Trust Spinout. This item has been presented as a pro forma adjustment to retained earnings and has not been presented as an adjustment in the unaudited pro forma consolidated statements of earnings as they do not have a continuing impact on the earnings of the Company.

      (v) Following the completion of the proposed Trust Spinout, the Company would hold approximately 19% of the total issued and outstanding Trust Units. The equity interest in the Trust is recorded at book value of the Spinout Assets which is $113.1 million. The equity income resulting from the investment in the Trust is $23.6 million and $17.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

     (vi) As a result of the proposed debt exchange offering, other assets increased by $3.0 million to reflect the estimated costs for the exchange offering. Interest expense has increased by $0.3 million and $0.4 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the amortization of issuance costs over eight years.

     (vii) As a result of the proposed debt exchange offering, interest expense has decreased by less than $0.1 million and increased by $5.7 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the interest rate of the new senior notes. Pursuant to the proposed debt exchange, US$35.3 million (Cdn$44.4 million) will be paid to holders of existing senior notes to facilitate the

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

            exchange. An adjustment for this amount has been reflected as an adjustment to Paramount's credit facility. The $44.4 million has been presented as an adjustment to retained earnings and has not been presented as an adjustment in the unaudited pro forma consolidated statements of earnings as it does not have a continuing impact on the earnings of the Company. Interest expense increased by $1.3 million and $1.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the increase the Company's credit facility of $44.4 million. Deferred financing costs decreased by $8.2 million as at September 30, 2004, due to the settlement of the 7 7/8% and 8 7/8% Senior Notes upon completion of the debt exchange.

    (viii) Large Corporation Tax has been increased by $0.5 million and $0.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2004, respectively, as a result of the increase in Paramount's capital tax base due to the pro forma adjustments above.

6.  EFFECT OF RECENT ACCOUNTING PRONOUNCEMENT AND DISCONTINUED OPERATIONS

A)  ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, Paramount retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants', ("CICA") recommendations on Asset Retirement Obligations, which require liability recognition for the fair value of retirement obligations associated with long-lived assets. As a result of the retroactive adoption of this recommendation, the following adjustments have been applied to Paramount's unaudited pro forma consolidated statement of earnings
(loss) for the year ended December 31, 2003; Paramount's accretion of asset retirement obligations has decreased by $0.4 million, depletion and depreciation has increased by $2.9 million, and future income tax recovery has increased by $1.0 million.

B)  DISCONTINUED OPERATIONS

On July 27, 2004, Wilson Drilling Ltd. ("Wilson"), a private drilling company in which Paramount owns a 50 percent equity interest, closed the sale of its drilling assets for $32 million to a publicly traded Income Trust. The gross proceeds were $19.2 million cash with the balance in exchangeable shares. The exchangeable shares are valued at the fair market value of the purchasers' shares and can be redeemed for trust units in an income trust subject to customary securities laws and regulations. In connection with the closing of the sale, certain indebtedness related to these operations has been extinguished. For reporting purposes, the results of operations, property, plant and equipment, and the current and long-term debt have been presented as discontinued operations. Prior period financial statements have been reclassified to reflect this change.

On September 10, 2004, Paramount completed the disposition of its 99% interest in a drilling partnership for approximately $1.0 million. For reporting purposes, the drilling partnership has been accounted for as discontinued operations.

Paramount has reclassified a building acquired as a result of the Summit acquisition as an asset held for sale. For reporting purposes, $7.9 million of property, plant and equipment, $6.5 million of current

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

and long-term debt, and $0.2 million of earnings (loss) have been classified as discontinued operations as at, and for the nine months ended September 30, 2004.

Selected financial information of the discontinued operations:

                                                               NINE MONTHS
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2004            2003
------------------------------------------------------------------------------------------
Revenue
  Other Income..............................................      1,224          2,012
                                                                 ------          -----
Expenses
  Interest..................................................        548            703
  General and administrative................................       (233)          (367)
  Depreciation..............................................        886          1,204
  (Gain) loss on sale of property and equipment.............     (6,771)            20
                                                                 ------          -----
                                                                 (5,570)         1,560
                                                                 ------          -----
Net income (loss) before income tax.........................      6,794            452
Large Corporation Tax and other.............................      1,532            186
Future income tax expense...................................        103            324
                                                                 ------          -----
Net income (loss) from discontinued operations..............      5,159            (58)
                                                                 ======          =====

7.  NET EARNINGS PER COMMON SHARE

The calculation of net income (loss) per common share is based on the basic and diluted weighted average number of common shares outstanding for the period of 58,887 and 59,945, respectively for the nine months ended September 30, 2004 and 60,098 and 60,472, respectively, for the year ended December 31, 2003 before adjustments related to the issuance of common and flow-through shares, note 5(b)(i).

After adjusting for the issuance of common and flow-through shares, note 5(b)(i), the calculation of net income (loss) per common share is based on the basic and diluted weighted average number of common shares outstanding for the period of 63,387 and 64,445, respectively, for the nine months ended September 30, 2004 and 64,598 and 64,972, respectively, for the year ended December 31, 2003.

8.  US GAAP RECONCILIATION

The pro forma unaudited consolidated financial statements as at and for the nine months ended September 30, 2004 and the year ended December 31, 2003 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

below. The application of United States generally accepted accounting principles ("US GAAP") would have the following effects on the Company's pro forma net earnings (loss) as follows:

                                                              NINE MONTHS
                                                                 ENDED             YEAR ENDED
                                                             SEPTEMBER 30,        DECEMBER 31,
                                                                  2004                2003
-------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD.......................       $44,350              $(1,841)
ADJUSTMENTS, NET OF TAX
Forward foreign exchange contracts and other financial
  instruments(a).........................................           124                1,640
Impairments and related change in depletion and
  depreciation(c)........................................         1,694                7,046
Short-term investments(d)................................           163                  428
General and administrative(f)............................        (2,551)                 263
Earnings (loss) from discontinued operations(g)..........            --               (8,593)
                                                                -------              -------
Earnings (loss) before discontinued operations and change
  in accounting policy...................................        43,780               (1,057)
Earnings from discontinued operations, net of tax(g).....            --                8,593
Change in accounting policy--asset retirement
  obligations, net of tax(h).............................            --               (4,127)
                                                                -------              -------
NET EARNINGS FOR THE PERIOD--US GAAP.....................       $43,780              $ 3,409
                                                                =======              =======
NET EARNINGS (LOSS) PER COMMON SHARE BEFORE DISCONTINUED
  OPERATIONS AND CHANGE IN ACCOUNTING POLICY FOR THE
  PERIOD--US GAAP
  Basic..................................................       $  0.69              $ (0.02)
  Diluted................................................       $  0.68              $ (0.02)
NET EARNINGS PER COMMON SHARE FOR THE PERIOD--US GAAP
  Basic..................................................       $  0.69              $  0.05
  Diluted................................................       $  0.68              $  0.05

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

The application of US GAAP would have the following effect on the consolidated balance sheets as at September 30, 2004:

                                                                SEPTEMBER 30, 2004
                                                              ----------------------
                                                                  AS
                                                               REPORTED     US GAAP
------------------------------------------------------------------------------------
ASSETS
Short term investments(d)...................................   $ 11,715     $ 12,700
Financial instruments(a)....................................      1,531           --
Future tax asset............................................      8,881           --
Property, plant and equipment(c)............................    669,008      694,569

LIABILITIES
Deferred hedging loss(a)....................................   $     --     $     --
Deferred revenue(a).........................................         --           --
Financial instruments(a)....................................      2,275          538
Future income taxes(a)(b)(c)(d)(f)..........................         --        1,617
SHAREHOLDERS' EQUITY
Retained earnings(a)(c)(d)(f)...............................   $119,099     $132,404

(a)  FORWARD FOREIGN EXCHANGE CONTRACTS AND OTHER FINANCIAL INSTRUMENTS
Prior to January 1, 2004, Paramount had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in income concurrently with the hedged transaction. Accordingly, the fair value of contracts deemed to be hedges was not previously reflected in the balance sheet, and changes in fair value were not reflected in earnings. As disclosed in note 2 of the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004, effective January 1, 2004, the Company has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes, thus eliminating this US/Canadian GAAP difference in future periods.

For US purposes, the Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities". With the adoption of this standard, all derivative instruments are recognized on the consolidated balance sheet at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in earnings (loss) unless specific hedge accounting criteria are met.

Under US GAAP for the nine-month period ending September 30, 2004, the deferred financial instrument asset of $1.5 million and the deferred financial instrument liability of $0.8 million described in note 2 of the unaudited interim consolidated financial statements as at September 30, 2004 and for the nine months then ended, would not be recorded for US GAAP purposes. Amortization of the deferred financial instrument asset and liability of $0.2 million (net of tax -- $0.1 million) for the nine months ended September 30, 2004 would not have been recognized in earnings (loss) for US GAAP

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

purposes. For the year ended December 31, 2003, additional income of $2.7 million (net of tax -- $1.6 million) would have been recorded.

(b)  FUTURE INCOME TAXES
The Canadian liability method of accounting for income taxes is similar to the provisions of US SFAS No. 109 "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities (referred to as future taxes under Canadian GAAP) for the expected deferred tax consequences of events that have been recognized in the Company's financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. For the nine-month periods ended September 30, 2004 and the year ended December 31, 2003, this difference did not impact the Company's financial position or results of operations.

(c)  IMPAIRMENTS
Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the Canadian Institute of Chartered Accountants (the "CICA") implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward.

For the nine-month periods ended September 30, 2004 and the year ended December 31, 2003, no impairment charge would be recorded and a reduction in depletion and depreciation expense of $2.8 million (net of tax -- $1.7 million) and $11.7 million (net of tax -- $7.0 million), respectively, would be recorded due to impairment charges recorded in fiscal 2002 and 2001 under US GAAP.

(d)  SHORT-TERM INVESTMENTS
Under US GAAP, equity securities that are bought and sold in the short-term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings (loss) as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings (loss) until the security is sold. As at September 30, 2004 and December 31, 2003, the Company had unrealized holding gains of $1.0 million (net of tax -- $0.6 million) and $0.7 million (net of tax -- $0.4 million), respectively. The net increase of $0.3 million (net of tax -- $0.2 million) has been recorded for US GAAP purposes for the nine months ended September 30, 2004. The Company had unrealized holding gains of $0.7 million (net of tax -- $0.4 million), as at December 31, 2003.

(e)  OTHER COMPREHENSIVE INCOME (LOSS)
Under US GAAP, certain items such as the unrealized gains or losses on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income (loss). In these unaudited pro forma consolidated financial statements, there are no comprehensive income (loss) items other than net earnings (loss).

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

(f)  STOCK-BASED COMPENSATION
The Company has granted stock options to selected employees, directors and officers. For US GAAP purposes, SFAS 123, "Accounting for Stock-Based Compensation", requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost.

The following table summarizes the pro forma effect on earnings (loss) had the Company recorded the fair value of options granted:

                                                   NINE MONTHS ENDED       YEAR ENDED
                                                   SEPTEMBER 30, 2004   DECEMBER 31, 2003
-----------------------------------------------------------------------------------------
NET EARNINGS FOR THE PERIOD--US GAAP.............       $43,780              $3,409
Stock-based compensation expense determined under
  the fair value based method for all awards, net
  of related tax effects.........................         2,551                (263)
                                                        -------              ------
PRO FORMA NET EARNINGS--US GAAP..................       $46,331              $3,146
                                                        =======              ======
NET EARNINGS PER COMMON SHARE
Basic
  as reported....................................       $  0.69              $ 0.05
  pro forma......................................       $  0.73              $ 0.05
Diluted
  as reported....................................       $  0.68              $ 0.05
  pro forma......................................       $  0.72              $ 0.05

Under APB Opinion 25, the re-pricing of outstanding stock options under a fixed price stock option plan results in these options being accounted for as variable price options from the date of the modification until they are exercised, forfeited or expire. For the nine months ended September 30, 2004 and the year ended December 31, 2003, an additional $3.4 million (2003--$0.3 million) would have been recorded as general and administrative expense related to the re-pricing of outstanding stock options and for the nine months ended September 30, 2004 and the year ended December 31, 2003, $0.8 million (2003--$0.6 million) of general and administrative expenses related to stock options under Canadian GAAP would be reversed as the Company has chosen not to fair value account for its options using the fair value method under SFAS 123.

(g)  DISCONTINUED OPERATIONS
Under US GAAP, the PET transaction would be accounted for as discontinued operations as the applicable criteria set out in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" had been met. Accordingly, net earnings (loss) from discontinued operations would have totalled $nil and $12.9 million (net of tax--$8.6 million) for the nine months ended September 30, 2004 and year ended December 31, 2003 or $nil and $0.13 per basic and diluted common share, respectively.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

(h)  ASSET RETIREMENT OBLIGATIONS
Effective January 1, 2004, the Company has retroactively adopted, with restatement, the CICA recommendations on Asset Retirement Obligations. For US GAAP purposes, the Company has adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. For US GAAP, the cumulative impact upon adoption of SFAS No. 143 for the year ended December 31, 2003, is a $6.8 million (net of tax--$4.1 million) charge to earnings (loss) or $0.06 per basic and diluted common share. For Canadian GAAP purposes, upon adoption on January 1, 2004, the retroactive effect of this pronouncement on prior years was reflected in opening retained earnings (loss) for the earliest period presented.

--------------------------------------------------------------------------------

AMENDMENT NO. 1 DATED DECEMBER 13, 2004 TO BASE SHORT FORM SHELF PROSPECTUS DATED JUNE 17, 2004

NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE.
--------------------------------------------------------------------------------
US$350,000,000

(PARAMOUNT LOGO)

Debt Securities
--------------------------------------------------------------------------------

                                   AMENDMENTS

Our short form base shelf prospectus dated June 17, 2004 is hereby amended to:

1. increase the aggregate principal amount of our debt securities that may be offered thereunder by deleting the references to "US$300,000,000" appearing on the face page, under the heading "About This Prospectus" and under the heading "Description of Debt Securities--General" and substituting "US$350,000,000" therefor;

2. add the following sentence at the end of the first paragraph under the heading "Plan of Distribution": "We may also offer and issue debt securities under this prospectus in exchange for outstanding securities of ours."; and

3. add the following sentence at the end of the first paragraph under the heading "Experts": "Information in our material change report dated December 14, 2004 relating to the reserves attributable to the oil and natural gas assets that would become indirectly owned by an energy trust created by us in connection with our proposed reorganization were evaluated by Paddock Lindstrom & Associates Ltd.", and add the following sentence at the end of the second paragraph under the heading "Experts": "The principals of Paddock Lindstrom & Associates Ltd. own beneficially, directly or indirectly, less than 1% of any class of our securities."

--------------------------------------------------------------------------------

BASE SHELF PROSPECTUS
--------------------------------------------------------------------------------
U.S.$300,000,000

(PARAMOUNT LOGO)

Debt Securities
--------------------------------------------------------------------------------

We may from time to time sell up to US$300,000,000 (or the equivalent in other currencies) aggregate principal amount of our debt securities. These debt securities may consist of debentures, notes or other types of debt and may be issuable in series. We will provide the specific terms of these securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest.

FOR EACH OF THE TWELVE MONTH PERIODS ENDED DECEMBER 31, 2003 AND MARCH 31, 2004 WE HAD AN INTEREST COVERAGE RATIO IN RESPECT OF EARNINGS OF LESS THAN ONE TO ONE.

                         ------------------------------

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

WE ARE PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS, WHICH ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

OWNING THE DEBT SECURITIES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THE PROSPECTUS ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS AND THE ASSETS OF OUR DIRECTORS AND OFFICERS AND THE EXPERTS ARE LOCATED OUTSIDE THE UNITED STATES.

THERE IS NO MARKET THROUGH WHICH THESE SECURITIES MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL SECURITIES PURCHASED UNDER THIS SHORT FORM PROSPECTUS.

                         ------------------------------

June 17, 2004

--------------------------------------------------------------------------------

Table of contents
--------------------------------------------------------------------------------

                                       PAGE
                                       ----
About this prospectus................    i
Where you can find more
  information........................   ii
Disclosure regarding forward-looking
  statements.........................    v
Risk factors.........................    1
Paramount Resources Ltd. ............    8
Recent developments..................    8
Use of proceeds......................    8
Interest coverage....................    9

                                       PAGE
                                       ----
Description of debt securities.......   10
Certain income tax consequences......   25
Plan of distribution.................   26
Legal matters........................   26
Experts..............................   27
Documents filed as part of the U.S.
  registration statement.............   27
Index to financial statements........  F-1

                         ------------------------------

About this prospectus

Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "Paramount", "we", "us" and "our" mean Paramount Resources Ltd. and its consolidated subsidiaries and partnerships.

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles in the United States. We prepare our consolidated financial statements in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, our consolidated financial statements included and incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. For a summary of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the document entitled "Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles for the year ended December 31, 2003 and three-months ended March 31, 2004" incorporated by reference into this prospectus.

This prospectus is part of a registration statement on Form F-10 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission (the "SEC"). Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$300,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

--------------------------------------------------------------------------------
                                                                               I

--------------------------------------------------------------------------------

Where you can find more information

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at Suite 4700, 888 Third Street S.W., Bankers Hall West, Calgary, Alberta T2P 5C2, (403) 290-3600. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR, and can be accessed at www.sedar.com.

We file with the Alberta Securities Commission (the "ASC"), a commission of authority in the Province of Alberta, Canada similar to the SEC, annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we file or furnish to the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact it at www.sec.gov for further information on the public reference room. Our filings are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that we file with the Canadian securities commissions, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under Canadian securities legislation and with the SEC, and which form an integral part of this prospectus:

(a) our annual information form dated March 23, 2004 (including management's discussion and analysis for the year ended December 31, 2003, incorporated therein by reference);

(b) our audited comparative consolidated financial statements for the year ended December 31, 2003, including the auditors' report thereon;

(c) our management proxy circular dated March 23, 2004 relating to the annual and special meeting of our shareholders to be held on June 2, 2004 (excluding those portions under the headings "Report on Executive Compensation and Compensation Committee", "Stock Performance Graph" and "Corporate Governance Committee Report" and excluding Appendix A);

(d) our unaudited comparative interim consolidated financial statements for the three month period ended March 31, 2004 and the accompanying management's discussion and analysis;

(e) our material change report dated June 4, 2004 relating to our proposed acquisition of certain oil and natural gas assets in western Canada; and

(f) the document entitled "Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles for the year ended December 31, 2003 and the three-months ended March 31, 2004".

--------------------------------------------------------------------------------
 II

Any annual information form, audited annual consolidated financial statements (together with the auditor's report thereon), information circular (excluding the portions not required to be incorporated by reference), unaudited interim consolidated financial statements and the accompanying management's discussion and analysis or material change reports (excluding confidential material change reports) subsequently filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC pursuant to the Exchange Act, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, any document filed by us with the SEC which specifically states that it is intended to be incorporated by reference into the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference into the registration statement.

ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT (OR PART THEREOF) INCORPORATED BY REFERENCE, OR DEEMED TO BE INCORPORATED BY REFERENCE, IN THIS PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR PURPOSES OF THIS PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED IN THE PROSPECTUS OR IN ANY SUBSEQUENTLY FILED DOCUMENT (OR PART THEREOF) THAT ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR REPLACES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES.

Upon a new annual information form and related annual consolidated financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and the accompanying management's discussion and analysis, information circulars and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

A prospectus supplement or prospectus supplements containing the specific terms for an issue of debt securities will be delivered to purchasers of the applicable debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of that prospectus supplement but only for the purposes of the debt securities issued under that prospectus supplement.

The SEC permits oil and natural gas companies, in their filings with the SEC, to disclose only proven reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose probable reserves. Probable reserves are of a higher risk and have a lower likelihood of recovery than proven reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as "probable" and "proven plus probable" reserve information, is prohibited in filings with the SEC by U.S. companies. For additional differences

--------------------------------------------------------------------------------
                                                                             III
between Canadian and U.S. standards of reporting reserves and production, see "Risk Factors--There are differences in United States and Canadian practices for reporting reserves and production" in this prospectus.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE DEBT SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

--------------------------------------------------------------------------------
 IV

--------------------------------------------------------------------------------

Disclosure regarding forward-looking statements

This prospectus contains or incorporates by reference forward-looking statements within the meaning of U.S. federal securities laws. The words "believe", "expect", "intend", "estimate" and "anticipate" and similar expressions, as well as future or conditional verbs such as "will", "should", "would" and "could", often identify forward-looking statements. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based upon certain estimates and assumptions, that the reserves described can be profitably produced in the future.

You should not place undue reliance on our forward-looking statements, as we cannot assure you that the plans, assumptions, intentions or expectations upon which they are based will be realized. By their nature, forward-looking statements involve numerous assumptions, risks and uncertainties. Some of the risks and uncertainties that could affect our future results or could cause our results to differ materially from those expressed in our forward-looking statements include:

-  oil and natural gas price volatility;

-  oil and natural gas demand fluctuations;

-  exchange rate and interest rate fluctuations;

-  uncertainty of the cost of expanding our property holdings;

-  availability of services, equipment and supplies;

-  the impact of market competition;

-  uncertainties in the estimates of reserves;

-  the timing of development expenditures;

-  production levels and timing of achieving such levels;

-  our ability to replace and expand oil and gas reserves;

-  the availability, sources and adequacy of funding for capital investments;

- the availability of future growth prospects and our expected financial requirements;

-  the cost of future dismantlement and site restoration;

-  our ability to enter into or renew leases;

-  the availability and prices of alternative products;

-  changes in customer demand;

-  unpredictable weather conditions;

-  our ability to secure adequate product transportation;

-  changes in environmental and other regulations;

- uncertainty regarding aboriginal land claims and co-existing with local populations;

--------------------------------------------------------------------------------
                                                                               V

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

-  loss of services of any of our executive officers or key employees;

-  our ability to extend our debt on an ongoing basis;

- the failure of conditions to our acquisition of oil and natural gas assets in western Canada to be met; and

-  general economic conditions.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

--------------------------------------------------------------------------------
 VI

--------------------------------------------------------------------------------

Risk factors

You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities. If any event arising from these risks occurs, our business, prospects, financial condition, results of operation and cash flows could be materially adversely affected. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations and cash flows. Some of the statements under this caption constitute forward-looking statements. You should refer to the section of this prospectus entitled "Disclosure Regarding Forward-Looking Statements."

OIL AND NATURAL GAS PRICES ARE VOLATILE AND LOW PRICES WILL ADVERSELY AFFECT OUR BUSINESS.

Fluctuations in the prices of oil and natural gas will affect many aspects of our business, including:

-  our revenues, cash flows and earnings;

-  our ability to attract capital to finance our operations;

-  our cost of capital;

-  the amount we are allowed to borrow under our senior credit facility; and

-  the value of our oil and natural gas properties.

Both oil and natural gas prices are extremely volatile. Oil and natural gas prices have fluctuated widely during recent years and are likely to continue to be volatile in the future. Oil and natural gas prices may fluctuate in response to a variety of factors beyond our control, including:

- global energy policy, including the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices for oil;

-  political conditions, including hostilities in the Middle East;

-  global and domestic economic conditions;

-  weather conditions;

-  the supply and price of imported oil and liquefied natural gas;

-  the production and storage levels of North American natural gas;

-  the level of consumer demand;

-  the price and availability of alternative fuels;

-  the proximity of reserves to, and capacity of, transportation facilities;

-  the effect of world-wide energy conservation measures; and

-  government regulations.

Our operations are highly focused on natural gas. In recent months, oil and natural gas prices have been generally high on a historical basis. Any material decline in natural gas prices could result in a significant reduction of our production revenue and overall value. Any material decline in oil prices could also result in a reduction of our production revenue and overall value.

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

The economics of producing from some oil and natural gas wells could change as a result of lower prices. As a result, we could elect not to produce from certain wells. Any material decline in oil and/or natural gas prices could also result in a reduction in our oil and natural gas acquisition and development activities.

Any substantial and extended weakness in the price of oil or natural gas would have an adverse effect, possibly significant, on our operating results and our borrowing capacity because borrowings under our senior credit facility are limited by a borrowing base amount that is established periodically by the lenders. This borrowing base amount is the lenders' estimate of the present value of the future net cash flow from our oil and natural gas properties.

YOU SHOULD NOT UNDULY RELY ON RESERVE INFORMATION BECAUSE RESERVE INFORMATION REPRESENTS ESTIMATES AND OUR ACTUAL RESERVES COULD BE LOWER THAN THE ESTIMATES. Estimates of oil and natural gas reserves involve a great deal of uncertainty, because they depend in large part upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether oil and natural gas are recoverable from a reservoir. The probability of the existence and recoverability of reserves is less than 100% and actual recoveries of proved reserves usually differ from estimates.

Estimates of oil and natural gas reserves also require numerous assumptions relating to operating conditions and economic factors, including, among others:

-  the price at which recovered oil and natural gas can be sold;

-  the costs associated with recovering oil and natural gas;

- the prevailing environmental conditions associated with drilling and production sites;

-  the availability of enhanced recovery techniques;

-  the ability to transport oil and natural gas to markets; and

- governmental and other regulatory factors, such as taxes and environmental laws.

A change in one or more of these factors could result in known quantities of oil and natural gas previously estimated as proved reserves becoming unrecoverable. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production of that oil or natural gas commercially impracticable. Each of these factors, by having an impact on the cost of recovery and the rate of production, will also reduce the present value of future net cash flows from estimated reserves.

In addition, estimates of reserves and future net cash flows expected from them are prepared by different independent engineers, or by the same engineers at different times, and may vary substantially.

Furthermore, in accordance with Canadian and U.S. GAAP, we could be required to write down the carrying value of our oil and natural gas properties if oil and natural gas prices become depressed for even a short period of time, or if there are substantial downward revisions to our quantities of proved reserves. A write down would result in a charge to earnings and a reduction of shareholders' equity.

THERE ARE DIFFERENCES IN U.S. AND CANADIAN PRACTICES FOR REPORTING RESERVES AND PRODUCTION.
Our production volumes and reserve estimates included in the documents incorporated by reference in this prospectus are not comparable to those made in filings subject to SEC reporting and disclosure

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requirements, as we generally report production and reserve quantities in accordance with Canadian practices. These practices are different from the practices used to report production and estimate reserves in reports and other materials filed with the SEC. The primary differences are summarized below:

- the Canadian practice is to report gross production and reserve volumes, which are prior to the deduction of royalties and similar payments. In the United States, production and reserve volumes are reported after deducting these amounts.

- we include in our filings made with Canadian securities authorities, including some of the documents incorporated by reference in this prospectus, estimates of probable reserves. The SEC generally prohibits the inclusion of estimates of probable reserves in filings made with the SEC.

IF WE ARE UNSUCCESSFUL IN ACQUIRING AND DEVELOPING OIL AND NATURAL GAS PROPERTIES, WE WILL BE PREVENTED FROM INCREASING OUR RESERVES AND OUR BUSINESS WILL BE ADVERSELY AFFECTED BECAUSE WE WILL EVENTUALLY DEPLETE OUR RESERVES.
Our future success depends upon our ability to find, develop and acquire additional oil and natural gas reserves that are economically recoverable. Without successful exploration, exploitation or acquisition activities, our reserves, revenues and cash flow may decline. We cannot assure you that we will be able to find and develop or acquire additional reserves at an acceptable cost. The successful acquisition and development of oil and natural gas properties requires an assessment of:

-  recoverable reserves;

-  future oil and natural gas prices and operating costs;

-  potential environmental and other liabilities; and

-  productivity of new wells drilled.

These assessments are inexact and, if we make them too inaccurately, we will not recover the purchase price of a property from the sale of production from the property or might not recognize an acceptable return from properties we acquire. In addition, the costs of exploitation and development could materially exceed our initial estimates.

WE WILL NOT BE ABLE TO DEVELOP OUR RESERVES OR MAKE ACQUISITIONS IF WE ARE UNABLE TO GENERATE SUFFICIENT CASH FLOW OR RAISE CAPITAL. IF WE ARE UNABLE TO INCREASE OUR RESERVES, OUR BUSINESS WILL BE ADVERSELY AFFECTED BECAUSE WE WILL EVENTUALLY DEPLETE OUR RESERVES.
We will be required to make substantial capital expenditures to develop our existing reserves, to discover new oil and natural gas reserves and to make acquisitions. We will be unable to accomplish these tasks if we are unable to generate sufficient cash flow or raise needed capital in the future. If we are unable to increase our reserves, our business will be adversely affected because we will eventually deplete our reserves. We also make offers to acquire oil and natural gas properties in the ordinary course of our business. If these offers are accepted, our capital needs may increase substantially.

OUR FUTURE EXPLORATION, EXPLOITATION AND DEVELOPMENT PROJECTS ARE SUBJECT TO CHANGE.
Whether we ultimately undertake an exploration, exploitation or development project will depend upon the following factors among others:

-  the availability and cost of capital;

-  the receipt of additional seismic data or the reprocessing of existing data;

-  the current and projected oil or natural gas prices;

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-  the cost and availability of drilling rigs, other equipment supplies and personnel necessary to conduct operations;

-  the success or failure of activities in similar areas;

-  changes in the estimates of the costs to complete a project;

- our ability to attract other industry partners to acquire a portion of the working interest so as to reduce our costs and risk exposure; and

-  the decisions of our joint working interest owners.

We will continue to gather data about our projects and it is possible that additional information will cause us to alter our schedule or determine that a project should not be pursued at all. You should understand that our plans regarding our projects might change.

DRILLING ACTIVITIES ARE SUBJECT TO MANY RISKS AND ANY INTERRUPTION OR LACK OF SUCCESS IN OUR DRILLING ACTIVITIES WILL ADVERSELY AFFECT OUR BUSINESS. Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered and that we will not recover all or any portion of our investment. The cost of drilling, completing and operating wells is often uncertain. Our drilling operations could be curtailed, delayed or cancelled as a result of numerous factors, many of which are beyond our control, including:

-  adverse weather conditions;

-  required compliance with governmental requirements; and

-  shortages or delays in the delivery of equipment and services.

OUR OPERATIONS ARE AFFECTED BY OPERATING HAZARDS AND UNINSURED RISKS, AND A SHUTDOWN OR SLOWDOWN OF OUR OPERATIONS WILL ADVERSELY AFFECT OUR BUSINESS. There are many operating hazards in exploring for and producing oil and natural gas, including:

- our drilling operations could encounter unexpected formations or pressures that could cause damage to our employees or other persons, equipment and other property or the environment;

- we could experience blowouts, accidents, oil spills, fires or incur other damage to a well that could require us to re-drill the well or take other corrective action;

-  we could experience equipment failure that curtails or stops production; and

- our drilling and production operations, such as trucking of oil, are often interrupted by bad weather.

Any of these events could result in damage to, or destruction of, oil and natural gas wells, production facilities or other property. In addition, any of the above events could result in environmental damage or personal injury for which we will be liable.

The occurrence of a significant event against which we are not fully insured or indemnified could seriously harm our financial condition, operating results and ability to carry on our business.

IF WE ARE UNABLE TO ACCESS OUR PROPERTIES OR CONDUCT OUR OPERATIONS DUE TO SURFACE CONDITIONS, OUR BUSINESS WILL BE ADVERSELY AFFECTED.
The exploration for and development of oil and natural gas reserves depends upon access to areas where operations are to be conducted. Oil and gas industry operations are affected by road bans imposed from time to time during the break-up and thaw period in the spring. Road bans are also

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imposed due to snow, mud and rock slides and periods of high water which can restrict access to our well sites and production facility sites.

We conduct a portion of our operations in northern Alberta, northeastern British Columbia and the Northwest Territories of Canada, which we are able to do only on a seasonal basis. Unless the surface is sufficiently frozen, we are unable to access our properties, drill or otherwise conduct our operations as planned. In addition, if the surface thaws earlier than expected, we must cease our operations for the season earlier than planned. In recent years, winters in our northern Alberta, northeastern British Columbia and Northwest Territories operating areas have been warmer than we have normally experienced, so our operating seasons have been shorter than in the past. Our inability to access our properties or to conduct our operations as planned will result in a shutdown or slow down of our operations, which will adversely affect our business.

ABORIGINAL PEOPLES MAY MAKE CLAIMS REGARDING THE LANDS ON WHICH OUR OPERATIONS ARE CONDUCTED.
Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada, including some of the properties on which we conduct our operations. If any aboriginal peoples file a claim claiming aboriginal title or rights to the lands on which any of our properties are located, and if any such claim is successful, it could have an adverse effect on our operations.

OUR HEDGING ACTIVITIES COULD RESULT IN LOSSES.
The nature of our operations results in exposure to fluctuations in commodity prices and currency exchange rates. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to these risks. We are exposed to credit related losses in the event of non-performance by counter parties to these financial instruments and physical delivery contracts. From time to time, we enter into hedging activities in an effort to mitigate the potential impact of declines in oil and natural gas prices or increases in the value of the Canadian dollar versus the U.S. dollar. If product prices or the value of the Canadian dollar increase above those levels specified in our various hedging agreements, we could lose the cost of floors, or a ceiling or fixed price could limit us from receiving the full benefit of commodity price increases or decreases in the value of the Canadian dollar.

In addition, by entering into these hedging activities, we may suffer financial loss if:

-  we are unable to produce oil or natural gas to fulfill our obligations;

-  we are required to pay a margin call on a hedge contract; or

- we are required to pay royalties based on a market or reference price that is higher than our fixed or ceiling price.

COMPLYING WITH ENVIRONMENTAL AND OTHER GOVERNMENT REQUIREMENTS COULD BE COSTLY AND COULD NEGATIVELY AFFECT OUR BUSINESS.
Our operations are governed by numerous Canadian and United States laws and regulations at the municipal, provincial, state and federal levels. These laws and regulations govern the operation and maintenance of our facilities, the discharge of materials into the environment, storage, treatment and disposal of wastes, remediation of contaminated sites, and other environmental protection issues. We believe we are in material compliance with applicable requirements.

Under these laws and regulations, we are currently conducting remediation projects at a variety of owned and operated locations. If environmental damage occurs, we could be liable for personal injury, clean-up costs, remedial measures and other environmental and property damage, as well as administrative, civil and criminal penalties, and we could also be required to cease production.

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CHANGES IN ENVIRONMENTAL REQUIREMENTS OR NEWLY DISCOVERED CONDITIONS COULD
NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.
The costs of complying with new environmental laws, regulations or guidelines, or changes in enforcement policy, or newly discovered conditions, may have a material adverse effect on our financial condition or results of operations. Future changes in environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations.

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol, which we refer to as the "Protocol", which requires, upon ratification, certain signatory nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Canadian federal government ratified the Protocol. If certain conditions are met and the Protocol enters into force internationally, Canada will be required to reduce its greenhouse gas, or "GHG", emissions to 6% below 1990 levels by 2012. Currently, the Canadian upstream oil and gas sector is in discussions with various Canadian provincial and federal governments regarding the development of greenhouse gas reduction policies and regulations for the industry. It is premature to predict what impact these policies and regulations will have on our sector, but we will face increases in operating costs in order to comply with GHG emissions targets.

Other changes in environmental legislation may also require, among other things, reductions in emissions to the air from our operations, which would result in increased capital expenditures.

WE WILL BE REQUIRED TO INCUR COSTS FOR ENVIRONMENTAL COMPLIANCE IN CONNECTION WITH THE OIL AND NATURAL GAS ASSETS TO BE ACQUIRED BY US UNDER OUR PROPOSED ACQUISITION DESCRIBED IN THIS PROSPECTUS.
Our review of the oil and natural gas assets to be acquired by us under our proposed acquisition described in this prospectus indicates that a number of them will require license amendments, as well as soil, and possibly ground water, investigation and remediation, including, in particular, former flare pits and drilling mud disposal areas, to comply with applicable environmental requirements, including Alberta's Environmental Protection and Enhancement Act. Additional costs will be incurred at the end of the life of the facilities being acquired for decommissioning, well abandonment, and surface reclamation. We cannot assure you that we will not be ultimately required to incur material costs, including possibly penalties, to address these matters.

FACTORS BEYOND OUR CONTROL AFFECT OUR ABILITY TO MARKET PRODUCTION AND COULD ADVERSELY AFFECT OUR BUSINESS.
Our ability to market our oil and natural gas depends upon numerous factors beyond our control. These factors include:

-  the availability of processing capacity;

-  the availability and proximity of pipeline capacity;

-  the supply of and demand for oil and natural gas;

-  the availability of alternative fuel sources;

-  the effects of inclement weather;

-  regulation of oil and natural gas marketing; and

-  regulation of oil and natural gas sold or transported outside of Canada.

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Because of these factors, we could be unable to market all of the oil or natural gas we produce. In addition, we may be unable to obtain favorable prices for the oil and natural gas we produce.

WE DO NOT CONTROL ALL OF OUR OPERATIONS.
We do not operate all of our properties, so we have limited influence over the operations of some of our properties. Our lack of control could result in the following:

- the operator might initiate exploration or development on a faster or slower pace than we prefer;

- the operator might propose to drill more wells or build more facilities on a project than we have funds for or that we deem appropriate, which could mean that we are unable to participate in the project or share in the revenues generated by the project even though we paid our share of exploration costs; and

- if an operator refuses to initiate a project, we might be unable to pursue the project.

Any of these events could materially reduce the value of our properties.

ESSENTIAL EQUIPMENT MIGHT NOT BE AVAILABLE.
Oil and natural gas exploration and development activities depend upon the availability of drilling and related equipment in the particular areas in which those activities will be conducted. Demand for that equipment or access restrictions may affect the availability of that equipment and delay our exploration and development activities.

WE ARE A MEDIUM-SIZED COMPANY OPERATING IN A HIGHLY COMPETITIVE INDUSTRY AND COMPANIES AND OTHER ENTITIES IN THE INDUSTRY WITH GREATER RESOURCES OR GREATER ACCESS TO CAPITAL MARKETS CAN OUTBID US FOR ACQUISITIONS OR SECURE ACQUISITIONS WHICH WE CANNOT.
The oil and natural gas industry is highly competitive. Our competitors include companies and other entities, such as royalty trusts, in the industry that have greater financial and personnel resources and/or have greater access to capital markets than we do. Our ability to acquire additional properties and to discover reserves depends upon our ability to evaluate and select suitable properties and to complete transactions in a highly competitive and challenging environment.

WE ARE HIGHLY DEPENDENT ON CERTAIN SENIOR OFFICERS.
We are highly dependent on our Chief Executive Officer and our President and Chief Operating Officer. The loss of either of these officers could impede the achievement of our objectives and could adversely affect our business and results of operations.

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Paramount Resources Ltd.

We are an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and its by-products and crude oil. Our principal properties are located primarily in Alberta, the Northwest Territories, British Columbia and Saskatchewan in Canada. We also have properties offshore on the East Coast in Canada, and in Montana, North Dakota and California in the United States. We commenced operations as a public company listed on the Alberta Stock Exchange on December 18, 1978 and our shares have been listed on the Toronto Stock Exchange since 1984.

Our ongoing exploration, development and production activities are designed to establish new reserves of oil and natural gas and increase the productive capacity of existing fields. In order to optimize net capacity and control costs, we seek to increase ownership and throughput in existing plants as economic opportunities arise and occasionally dispose of lower working interest properties. We strive to maintain a balanced portfolio of opportunities, increasing our working interest in low to medium risk projects and entering into joint venture arrangements on select high risk/high return exploration prospects. We also participate in the petroleum and natural gas industry through the focused acquisition of petroleum and natural gas assets within established core areas. This acquisition strategy focuses on long-term value including assets which will increase our current working interest.

Our head office and registered office is located at Suite 4700, 888 Third Street S.W., Calgary, Alberta, Canada, T2P 5C5.

Recent developments

On May 25, 2004, we entered into an agreement to acquire certain oil and natural gas assets for $189 million, subject to adjustments. The assets to be acquired by us are in the Kaybob area in central Alberta, in the Fort Liard area in the Northwest Territories and in northeast British Columbia. The properties to be acquired are adjacent to or nearby our existing properties at Kaybob, Fort Liard and northeast British Columbia. The acquisition is scheduled to be completed on or about June 30, 2004.

The acquisition constitutes a "significant acquisition" under Canadian securities laws and, as such, we have included in this prospectus historical operating statements relating to the assets to be acquired and pro forma financial statements showing the effect on our financial results of the acquisition as well as the disposition in 2003 of certain natural gas assets (as more fully described in our annual information form dated March 23, 2004 incorporated by reference in this prospectus). You should refer to our material change report dated June 4, 2004 incorporated by reference in this prospectus for additional information relating to the acquisition and its effect on our operating results.

Use of proceeds

Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of debt securities for capital expenditures, the repayment of indebtedness, the financing of acquisitions or addition to our working capital.

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Interest coverage

Interest payments on our debt, based upon our consolidated financial statements, for the twelve month periods ended December 31, 2003 and March 31, 2004 were $19.9 million and $17.2 million, respectively. Our loss, based upon our consolidated financial statements and before deduction of interest on long term debt and income tax, for the twelve month periods ended December 31, 2003 and March 31, 2004 was $36.7 million and $48.1 million, respectively. Our loss would have prevented us from covering interest charges for the twelve month periods ended December 31, 2003 and March 31, 2004 by $56.7 million and $65.3 million, respectively. The foregoing does not give effect to the disposition in 2003 of certain natural gas assets (for periods prior to the disposition) or the acquisition referred to under "Recent Developments" above, each of which is described and reflected in our pro forma consolidated financial statements contained in this prospectus. The foregoing also does not give effect to the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued hereunder and the terms of issue are not presently known.

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Description of debt securities

In this section, "we", "us", "our" or "Paramount" refers only to Paramount Resources Ltd. and not any of its subsidiaries or partnerships. The following description sets forth certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below apply to that series in a prospectus supplement. Accordingly, for a description of the terms of a particular series of debt securities, you must refer to both the applicable prospectus supplement relating to the series and the description of the debt securities set forth in this prospectus. Prospective investors should rely only on information in the applicable prospectus supplement to the extent that it is different from the description of the debt securities provided herein.

The debt securities will be issued under an indenture (the "Indenture") to be entered into between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee"). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). A copy of the form of Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

The following is a summary of the Indenture which sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, you should refer to the Indenture. Whenever we refer in this summary to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. It is the Indenture, and not this summary, that governs the rights of holders of debt securities.

We may issue debt securities and incur additional indebtedness other than through an offering of debt securities under this prospectus.

GENERAL
The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other evidences of indebtedness) that we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and United States Federal income tax considerations applicable to any debt securities so denominated will be described in the prospectus supplement relating thereto. Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to US$300,000,000 or the equivalent in a foreign currency. The Indenture also permits us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement will describe the specific terms of the debt securities being offered and may include, but is not limited to, any of the following:

-  the title and the aggregate principal amount of the debt securities;

- any limit on the aggregate principal amount of the debt securities of such series;

- the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of, and premium, if any, on the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

- the rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which

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DESCRIPTION OF DEBT SECURITIES
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   such interest will accrue and on which such interest will be payable and the regular record date or dates for the payment of interest on the debt securities in registered form, or the method by which such date or dates will be determined;

- the place or places where the principal of, and premium, if any, and interest, if any, on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

- the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the debt securities may be redeemed or purchased, in whole or in part, by us;

- the terms and conditions upon which you may redeem the debt securities prior to maturity and the price or prices at which and the currency in which the debt securities are payable;

- the terms, if any, on which the debt securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

-  if payment of the debt securities will be guaranteed by any other person;

- the extent and manner, if any, in which payment on or in respect of the debt securities will be secured, or will rank senior, or will be subordinated to the prior payment of our other liabilities and obligations;

- if the series of debt securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

-  the terms and conditions of any sinking fund or analogous provisions;

- if the debt securities may be issued bearing no interest or at a discount below their stated principal amount, and special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes;

- if the debt securities are to be registered securities, bearer securities (with or without coupons) or both;

- if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any definitive securities of the series shall be issuable and, if other than the denomination of US$1,000, the denomination or denominations in which any bearer debt securities of the series shall be issuable;

- if other than U.S. dollars, the currency or currency unit in which the debt securities are denominated or in which currency payment of the principal of, and premium, if any, or interest, if any, on such debt securities will be payable;

- any index formula or other method used to determine the amount of payments of principal of, and premium, if any, or interest, if any, on the debt securities;

- whether and under what circumstances we will be required to pay any Additional Amounts (defined below under "--Additional Amounts") for withholding or deduction for Canadian taxes with respect to the debt securities, and whether we will have the option to redeem the debt securities rather than pay the Additional Amounts; and

- any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the debt securities including, without limitation, covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to

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   other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

RANKING AND OTHER INDEBTEDNESS
Unless otherwise indicated in any applicable prospectus supplement, the debt securities will be our unsecured senior obligations and will rank equally and rateably with all of our other unsecured senior indebtedness from time to time outstanding. Unless otherwise indicated in any applicable prospectus supplement, the debt securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries, partnerships and other entities.

DEBT SECURITIES IN GLOBAL FORM
Unless otherwise indicated in the applicable prospectus supplement, a series of the debt securities will be issued in global form as one or more "global securities" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for debt securities in definitive form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any series or portion of a series of the debt securities to be represented by a global security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered or sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to beneficial interests of persons other than participants).

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

The laws of some states in the United States require that certain purchasers of debt securities take physical delivery of such debt securities in definitive form. These depositary arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

Any payments of principal, and premium, if any, and interest, if any, on a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the

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Trustee or any paying agent for the debt securities represented by the global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, and premium, if any, or interest, if any, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 120 days after we receive notice of such fact from the depositary, we will issue such series of debt securities in definitive form in exchange for the global security representing such series of debt securities. In addition, if an Event of Default has occurred and is continuing, any holder of debt securities of any series may require us to issue debt securities in definitive form in exchange for a reduction of a proportionate interest in the global security representing such debt securities.

DEBT SECURITIES IN DEFINITIVE FORM
If indicated in a prospectus supplement, the debt securities may be issued in definitive form without coupons or in bearer form with or without coupons, or in both forms. Debt securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any transfer taxes or other governmental charges due in connection therewith. We have initially appointed the Trustee as security registrar. Debt securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

Unless otherwise indicated in a prospectus supplement, if a holder of any debt security has given wire transfer instructions to Paramount in writing at least 10 calendar days prior to the applicable payment date, Paramount will pay all principal, interest, if any, and premium, if any, on that holder's debt securities in accordance with those instructions. Unless otherwise indicated in a prospectus supplement, all other payments on the debt securities will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Paramount elects to make interest payments by check mailed to the holders of debt securities at their address set forth in the register of holders for such series of debt securities.

COVENANTS
Any restrictive covenants to be applicable in connection with any series of debt securities will be specified in the applicable prospectus supplement.

AMALGAMATION, MERGER, CONSOLIDATION OR SALE OF ASSETS
Paramount may not, directly or indirectly: (1) amalgamate, consolidate or merge with or into another Person (whether or not Paramount is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Paramount and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

- either (a) Paramount is the surviving corporation; or (b) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Paramount) or to which such sale,

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   assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of Canada or any province thereof or the United States, any state of the United States or the District of Columbia;

- the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Paramount) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made expressly assumes all the obligations of Paramount under any outstanding series of the debt securities and the Indenture pursuant to agreements reasonably satisfactory to the Trustee;

-  immediately after such transaction no Default or Event of Default exists;

- the transactions will not result in Paramount or the surviving corporation being required to make any deduction or withholding on account of taxes as described below under the caption "Additional Amounts" that Paramount would not have been required to make had such transactions or series of transactions not occurred; and

- in case Paramount shall consolidate, amalgamate or merge with or into any other Person or, except for conveyances or transfers to one or more Wholly-Owned Restricted Subsidiaries, convey or transfer its properties and assets substantially as an entirety to any Person, Paramount has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, amalgamation, merger, conveyance or transfer and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with this "Amalgamation, merger, consolidation or sale of assets" covenant and that all conditions precedent contained in the Indenture relating to such transaction have been complied with.

In addition, Paramount may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

CERTAIN DEFINITIONS
Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

"Board of Directors" means:

- with respect to a corporation, the board of directors of the corporation (or any duly authorized committee thereof);

- with respect to a partnership, the board of directors of the corporation that is the general partner or managing partner of the partnership; and

- with respect to any other Person, the board or committee of such Person serving a similar function.

"Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York City or the Province of Alberta are authorized or required by law to close.

"Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be classified and accounted for as a capitalized lease obligation on a balance sheet in accordance with GAAP.

"Capital Stock" means:

- in the case of a corporation, association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated and whether or not voting) of corporate stock;

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-  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

- any other interest or participation that confers on a Person rights in, or other equivalents of or interests in, the equity of the issuing Person or otherwise confers the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Currency Agreement" means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with a foreign exchange futures contract, currency swap agreement, currency option or currency exchange or other similar currency related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in exchange rates and currency values.

"Default" means the occurrence of any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default under the Indenture.

"Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"GAAP" means generally accepted accounting principles, consistently applied, which are in effect in Canada from time to time.

"Government Securities" means direct non-callable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

"Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

"Hedging Obligations" means, with respect to any specified Person, the outstanding amount of all obligations of such Person and its Restricted Subsidiaries under all Currency Agreements and all Interest Rate Agreements, together with all interest, fees and other amounts payable thereon or in connection therewith.

"Indebtedness" means, with respect to any specified Person at any date, any indebtedness of such Person, whether or not contingent:

-  in respect of borrowed money;

- evidenced by bonds, notes, debentures or similar instruments or letters of credit, letters of guarantee or tender cheques (or reimbursement agreements in respect thereof);

-  in respect of banker's acceptances;

-  representing Capital Lease Obligations;

- representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

-  representing any Hedging Obligations;

-  in respect of Production Payments;

-  in respect of Oil and Gas Hedging Contracts; or

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-  in respect of all conditional sale obligations and all obligations under title retention agreements, but excluding a title retention agreement to the extent it constitutes an operating lease under GAAP.

In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

- the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

- the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

For the avoidance of doubt, "Indebtedness" of any Person shall not include:

- trade payables incurred in the ordinary course of business and payable in accordance with customary practice;

-  deferred tax obligations;

-  minority interests;

-  uncapitalized interest; and

- non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business.

"Interest Rate Agreement" means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate protection related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in interest rates.

"Issue Date" means the first date any debt securities of any series are issued under the Indenture.

"Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest or encumbrance upon or with respect to any property of any kind, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement but excluding a title retention agreement to the extent it would constitute an operating lease in accordance with GAAP and generally accepted accounting principles in the United States, as in effect on the applicable Issue Date.

"Oil and Gas Hedging Contracts" means any transaction, arrangement or agreement entered into between a Person (or any of its Restricted Subsidiaries) and a counterparty on a case by case basis, including any futures contract, a commodity option, a swap, a forward sale or otherwise, the purpose of which is to mitigate, manage or eliminate its exposure to fluctuations in commodity prices, including contracts settled by physical delivery of the commodity not settled within 60 days of the date of any such contract; provided that Production Payments will not be treated as Oil and Gas Hedging Contracts for the purposes of the Indenture.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government, government body or agency or other entity.

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"Production Payments" means Dollar-Denominated Production Payments and
Volumetric Production Payments, collectively.

"Restricted Subsidiary" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the United States Securities Act of 1933, as amended.

"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the applicable Issue Date.

"Subsidiary" means, with respect to any specified Person:

- any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

- any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

"Taxes" means any present or future tax, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

"Taxing Authority" means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

"Unrestricted Subsidiary" with respect to any series of debt securities, shall have the meaning specified in the prospectus supplement relating to such series of debt securities.

"Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Wholly Owned Restricted Subsidiary" of Paramount means any Restricted Subsidiary of which all of the outstanding Voting Stock (other than directors' qualifying shares or shares required to be owned by other Persons pursuant to applicable law) is owned by Paramount or any other Wholly Owned Restricted Subsidiary.

ADDITIONAL AMOUNTS
Unless otherwise specified in a prospectus supplement, all payments made by Paramount or on behalf of Paramount with respect to any series of debt securities will be made without withholding or deduction for any Taxes imposed by any Canadian Taxing Authority, unless required by law or the interpretation or administration thereof by the relevant Canadian Taxing Authority. If Paramount is

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obligated to withhold or deduct any amount on account of Taxes imposed by any
Canadian Taxing Authority from any payment made with respect to any series of debt securities, Paramount will:

(1)  make such withholding or deduction;

(2) remit the full amount deducted or withheld to the relevant government authority in accordance with the applicable law;

(3) pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of such debt securities (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted;

(4) furnish to the Trustee for the benefit of the holders of such debt securities, within 30 days after the date the payment of any Taxes is due, an official receipt of the relevant government authorities for all amounts deducted or withheld, or if such receipts are not obtainable, other evidence of payment by Paramount of those Taxes;

(5) indemnify and hold harmless each holder of such debt securities, other than as described below, for the amount of:

     (a) any Taxes (including interest and penalties) paid by such holder as a result of payments made on or with respect thereto, and

     (b) any Taxes imposed with respect to any reimbursement under the preceding clause (a) or this clause (b), but excluding any such Taxes on such holder's net income; and

(6) at least 15 days prior to each date on which any Additional Amounts are payable, deliver to the Trustee an officers' certificate setting forth the calculation of the Additional Amounts to be paid and such other information as the Trustee may request to enable the Trustee to pay such Additional Amounts to holders on the payment date.

Notwithstanding the foregoing, Paramount will not pay Additional Amounts to a holder in respect of a beneficial owner of any debt security:

- imposed or withheld by reason of the failure of the holder or beneficial owner to complete, execute and deliver to Paramount any form or document to the extent applicable to such holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by Paramount in order to enable Paramount to make payments on the debt securities without deduction or withholding for Taxes, or with deduction of withholding of a lesser amount, which form or document shall be delivered within 60 days of a written request therefor by Paramount;

- in any case where such beneficial owner is not a resident (within the meaning of the Canada-United States Income Tax Convention) of the United States of America, in excess of the amount that Paramount would have been obligated to pay hereunder if such beneficial owner were resident in the United States of America for the purposes of such treaty;

- where Paramount does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment with such beneficial owner, or

- where such beneficial owner is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere acquisition, holding or disposition of debt securities or the receipt of payments thereunder.

If, following any payment made by Paramount to any holder of debt securities under clause (3) of the second preceding paragraph or any indemnity payment made by Paramount to any holder of debt

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securities under clause (5) of the second preceding paragraph, such holder shall receive or be granted a refund, credit, allowance or remission in respect of the Taxes resulting in the payment thereof and such holder is able to readily identify such refund, credit, allowance or remission as being attributable to such Taxes, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, credit, allowance or remission and without prejudice to the right of such holder to obtain any other relief or allowance that may be available to it, reimburse Paramount with such amount as such holder, acting reasonably, determines to be the amount of money attributable to such refund, credit, allowance or remission that may be paid by such holder to leave it (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding or payment of Taxes, which resulted in the payment under clause (3) or (5) of the second preceding paragraph. Such holder may charge to Paramount (and may deduct from amounts reimbursable to Paramount hereunder) a fee reasonably determined by such holder to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to Paramount. Notwithstanding the foregoing, no holder shall be obligated to disclose to Paramount, or any of its agents, any computation made by such holder in connection with this paragraph or any information regarding such holder's tax status or affairs.

TAX REDEMPTION
Unless otherwise specified in a prospectus supplement, a series of debt securities may be redeemed by Paramount at its option at any time, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof together with accrued and unpaid interest, if any, to the redemption date, upon the giving of a notice as described below, if we become obligated to pay any Additional Amounts as a result of a change in the laws or regulations of Canada or any Canadian Taxing Authority, or a change in any official position regarding the application or interpretation thereof, which is publicly announced or becomes effective on or after the date of the applicable prospectus supplement. We will be required to give not less than 30 nor more than 60 days' notice of any such redemption.

REPORTS
Whether or not required by the SEC, so long as any debt securities are outstanding, Paramount will furnish, or cause the Trustee to furnish, to the holders of debt securities, within the time periods (except as otherwise noted below) specified in the SEC's rules and regulations:

(1) (a) all annual financial information that would be required to be contained in a filing with the SEC on Forms 20-F or 40-F, as applicable (or any successor forms), containing the information required therein (or required in such successor form) including a report on the annual financial statements by Paramount's certified independent accountants; and

     (b) for the first three quarters of each year, all quarterly financial information that would be required to be contained in quarterly reports under the laws of Canada or any province thereof or provided to securityholders of a company with securities listed on the Toronto Stock Exchange, whether or not Paramount has any of its securities so listed, in each case including a "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and

(2) within 10 Business Days after the occurrence of any event that would give rise to a requirement to file information regarding such event with the SEC on Form 8-K, all information that would otherwise be required to be filed with the SEC on Form 8-K if Paramount were required to file such reports.

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In addition, whether or not required by the SEC, Paramount will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing).

EVENTS OF DEFAULT
The following are summaries of events under the Indenture with respect to any series of our debt securities which will constitute an "Event of Default" with respect to the debt securities of that series:

-  default for 30 days in the payment when due of interest on any debt security;

- default in the payment when due of the principal of, or premium, if any, on any debt security;

- failure of Paramount to comply with the provisions described under the caption "Amalgamations, Merger, Consolidation or Sale of Assets ";

- failure by Paramount or any of its Restricted Subsidiaries to comply with any agreements in the Indenture for 60 days after written notice has been given to Paramount by the Trustee or to Paramount and the Trustee by the holders of at least 25% of the outstanding principal amount of debt securities of such series;

- default under any other mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Paramount or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Paramount or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

    - is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the applicable grace or cure period provided in such Indebtedness on the date of such default (a "Payment Default"); or

    - results in the acceleration of such Indebtedness prior to its express maturity,

       and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default, which remains outstanding or the maturity of which has been so accelerated, aggregates US$10.0 million or more, provided that if any such default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such default beyond the applicable grace or cure period or the occurrence of such acceleration, as the case may be, such Event of Default under the Indenture and any consequential acceleration of any series of debt securities shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

    - failure by Paramount or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of US$10.0 million in cash (net of amounts covered by insurance or bonded), which judgments are not paid, discharged or stayed for a period of 60 days after the date of entry of such judgment or, in the event such judgments have been bonded to the extent required pending appeal, after the date such judgments become non-appealable;

    - certain events of bankruptcy or insolvency described in the Indenture with respect to Paramount or any of its Significant Subsidiaries; or

    - any other Events of Default provided with respect to debt securities of that series.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Paramount, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding debt securities will become due and

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payable immediately without further action or notice. If any other Event of
Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding debt securities of any series may declare all the debt securities of such series to be due and payable immediately by notice in writing to Paramount and (if given by the holders) to the Trustee in accordance with the Indenture.

Holders of the debt securities may not enforce the Indenture or the debt securities except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding debt securities of any series may direct the Trustee in its exercise of any trust or power with respect to such series of debt securities. The Trustee may withhold from holders of the debt securities notice of any continuing Default or Event of Default with respect to such series of debt securities if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

The holders of a majority in aggregate principal amount of the debt securities of any series then outstanding by notice to the Trustee may on behalf of the holders of all of the debt securities of such series waive any existing Default or Event of Default with respect to such series of debt securities and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the debt securities of such series.

Paramount is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default with respect to any outstanding series of debt securities, Paramount is required to deliver promptly to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS
No director, officer, employee, incorporator or stockholder of Paramount, as such, will have any liability for any obligations of Paramount under any outstanding debt securities or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of any outstanding debt securities by accepting such debt securities waives and releases all such liability. The waiver and release are part of the consideration for issuance of any series of the debt securities. The waiver may not be effective to waive liabilities under the United States federal securities laws. It is the view of the SEC that this type of waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE
Unless otherwise specified in the applicable supplemental indenture, Paramount may, at its option and at any time, elect to have all of its obligations discharged with respect to any series of debt securities outstanding ("Legal Defeasance"), except for:

- the rights of holders of outstanding debt securities of such series to receive payments in respect of the principal of, or interest or premium, if any, on such debt securities when such payments are due from the trust referred to below;

- Paramount's obligations with respect to the debt securities of such series concerning issuing temporary debt securities, replacing mutilated, destroyed, lost or stolen debt securities, maintaining an office or agency for payment and segregating and holding money for security payments held in trust;

- the rights, powers, trusts, duties and immunities of the Trustee, and the obligations of Paramount in connection therewith; and

-  the Legal Defeasance provisions of the Indenture.

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In addition, unless otherwise specified in the applicable supplemental indenture, Paramount may, at its option and at any time, elect to have the obligations of Paramount released with respect to certain covenants in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the applicable series of debt securities. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the applicable series of debt securities.

In order to exercise either Legal Defeasance or Covenant Defeasance:

- Paramount must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the applicable series of debt securities, cash in U.S. dollars, Government Securities, or a combination of cash in U.S. dollars and Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants in Canada or the United States selected by Paramount, to pay the principal of, or interest and premium, if any, on the outstanding debt securities of such series on the stated maturity or on the applicable redemption date, as the case may be, and Paramount must specify whether such debt securities are being defeased to maturity or to a particular redemption date;

- in the case of Legal Defeasance, Paramount has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) Paramount has received from, or there has been published by, the Internal Revenue Service and each applicable Canadian Taxing Authority a ruling or (b) since the Issue Date of the applicable series of debt securities, there has been a change in the applicable Canadian and United States federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to Canadian and United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

-  in the case of Covenant Defeasance, Paramount has delivered to the Trustee
   (a) an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of such outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred and (b) an opinion of counsel qualified to practice in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that holders of such outstanding debt securities who are not resident in Canada will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such deposit and defeasance and will only be subject to Canadian federal, provincial or territorial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case had such deposit and defeasance not occurred;

- no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

- such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which Paramount or any of its Restricted Subsidiaries is a party or by which Paramount or any of its Restricted Subsidiaries is bound;

--------------------------------------------------------------------------------
 22

DESCRIPTION OF DEBT SECURITIES
--------------------------------------------------------------------------------

- Paramount must deliver to the Trustee an officers' certificate stating that the deposit was not made by Paramount with the intent of preferring the holders of the debt securities of such series over the other creditors of Paramount with the intent of defeating, hindering, delaying or defrauding creditors of Paramount or others; and

- Paramount must deliver to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER
Except as provided in the next three succeeding paragraphs, the Indenture and the debt securities of any series may each be amended or supplemented with the consent of the holders of at least a majority in principal amount of the debt securities of such series then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities of such series), and any existing Default or lack of compliance with any provision of the debt securities of such series or the Indenture may be waived with the consent of the holders of at least a majority in principal amount of the then outstanding debt securities of such series (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities of such series).

Without the consent of each holder of each outstanding debt security of any affected series, an amendment or waiver may not (with respect to any debt securities of such series held by a non-consenting holder):

- reduce the principal amount of debt securities whose holders must consent to an amendment, supplement or waiver;

- reduce the principal of or change the time for payment of any debt security or alter the provisions with respect to the redemption of any debt security;

- reduce the rate of or change the time for payment of interest on any debt security;

- waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on any debt security (except a rescission of acceleration of any series of debt securities by the holders of at least a majority in aggregate principal amount of such series of debt securities and a waiver of the payment Default that resulted from such acceleration);

- make any debt security payable in a currency other than that stated in such debt security;

- make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of debt securities to receive payments of principal of, or interest or premium, if any, on the debt securities;

-  waive a redemption payment with respect to any debt security;

- modify or change any provision of the Indenture or the related definitions affecting the ranking of any series of debt securities in any manner adverse to the holders thereof; or

-  make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of any debt security, Paramount and the Trustee may amend or supplement the Indenture or any debt security:

-  to cure any ambiguity, defect or inconsistency;

- to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

--------------------------------------------------------------------------------

DESCRIPTION OF DEBT SECURITIES
--------------------------------------------------------------------------------

- to provide for the assumption of Paramount's obligations to holders of debt securities in the case of a merger or consolidation or sale of all or substantially all of Paramount's assets;

- to make any change that would provide any additional rights or benefits to the holders of any debt securities or that does not adversely affect the legal rights under the Indenture of any such holder; or

- to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE
If the Trustee becomes a creditor of Paramount, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs with respect to any series of outstanding debt securities and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of debt securities, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

RESIGNATION OF TRUSTEE
The Trustee may resign or be removed with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

GOVERNING LAW
Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

CONSENT TO JURISDICTION AND SERVICE
Under the Indenture, we have irrevocably appointed Torys LLP, 237 Park Avenue, New York, New York 10017, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under U.S. federal or state securities laws in any U.S. federal or state court located in the Borough of Manhattan in The City of New York, New York, and we have irrevocably submitted to the non-exclusive jurisdiction of such courts.

ENFORCEABILITY OF JUDGMENTS
Since most of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or

--------------------------------------------------------------------------------
 24

DESCRIPTION OF DEBT SECURITIES
--------------------------------------------------------------------------------

officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

We have been advised by Macleod Dixon LLP, our Canadian counsel, that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgements of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in the prospectus.

Certain income tax consequences

The applicable prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring, owning and disposing of any debt securities offered thereunder, including whether the payments of principal (and premium, if any, and interest, if any) will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe the material United States federal income tax consequences of the acquisition, ownership and disposition of any debt securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Plan of distribution

We may sell debt securities to or through underwriters or dealers and also may sell debt securities directly to purchasers or through agents.

The distribution of debt securities of any series may be effected from time to time in one or more transactions:

-  at a fixed price or prices, which may be changed;

-  at market prices prevailing at the time of sale; or

- at prices related to such prevailing market prices to be negotiated with purchasers.

In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the "Securities Act").

The prospectus supplement relating to each series of debt securities will also set forth the terms of the offering of the debt securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the prospectus supplement relating to such series.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

The debt securities offered by this prospectus have not been qualified for sale in any province or territory of Canada and may not be offered or sold in Canada except pursuant to exemptions from the prospectus requirements of Canadian securities laws.

Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

Legal matters

Unless otherwise specified in the prospectus supplement relating to a series of debt securities, certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters in connection with the offering relating to United States law will be passed upon for us by Torys LLP, New York, New York.

The partners and associates of Macleod Dixon LLP and Torys LLP as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

--------------------------------------------------------------------------------
 26

--------------------------------------------------------------------------------

Experts

The audited consolidated financial statements incorporated by reference in this prospectus have been so incorporated in reliance on the audit report of Ernst & Young LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting. The audited operating statements relating to the oil and gas assets to be acquired by us included in this prospectus have been so included in reliance on the audit report of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting. Information relating to our reserves in our annual information form dated March 23, 2004 was evaluated by McDaniel & Associates Consultants Ltd. as independent qualified reserve evaluators. Information in our material change report dated June 4, 2004 relating to the reserves attributable to the oil and natural gas assets to be acquired by us under our proposed acquisition were evaluated by Sproule Associates Limited as independent reserve evaluators.

The principals of McDaniel & Associates Consultants Ltd. own beneficially, directly or indirectly, less than 1% of any class of our securities. The principals of Sproule Associates Limited own beneficially, directly or indirectly, less than 1% of any class of our securities.

Documents filed as part of the U.S. registration statement

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-10:

- the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;

-  the consents of accountants, petroleum engineers and counsel;

-  powers of attorney;

-  the form of trust indenture relating to the debt securities; and

-  the statement of eligibility of the trustee on Form T-1.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

INDEX TO FINANCIAL STATEMENTS

ASSETS TO BE ACQUIRED

Note regarding financial statements for the assets to be
  acquired by Paramount.....................................   F-2
Auditors' report............................................   F-3
Schedule of revenues, royalties and operating expenses for
the Kaybob Properties for the year ended December 31, 2003
and the three month period ended March 31, 2004.............   F-4
Auditors' report............................................   F-6
Schedule of revenues, royalties and operating expenses for
the Fort Liard Properties for the year ended December 31,
2003 and the three month period ended March 31, 2004........   F-7

PRO FORMA PARAMOUNT
Compilation report..........................................   F-9
Comments for United States readers on differences between
Canadian and United States reporting standards..............  F-10
Pro forma consolidated balance sheet as of March 31, 2004
and consolidated statements of earnings for the three month
period ended March 31, 2004 and the year ended December 31,
2003........................................................  F-11

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE REGARDING FINANCIAL STATEMENTS
FOR THE ASSETS TO BE ACQUIRED BY PARAMOUNT

THE FOLLOWING FINANCIAL STATEMENTS HAVE BEEN PROVIDED TO US IN CONNECTION WITH OUR PROPOSED ACQUISITION FROM ENERPLUS RESOURCES FUND OF A PORTION OF THE ASSETS TO BE ACQUIRED BY ENERPLUS FROM CHEVRON CANADA RESOURCES, A GENERAL PARTNERSHIP. THESE FINANCIAL STATEMENTS REFLECT REVENUES, ROYALTIES AND OPERATING EXPENSES FOR THE OIL AND NATURAL GAS ASSETS TO BE SOLD BY CHEVRON.

We have agreed to purchase a majority of the oil and natural gas assets in the Kaybob area, which are also referred to in the financial statements included in this prospectus as the Kaybob properties. In order to extract from Chevron's schedule of revenues, royalties and operating expenses for the Kaybob properties the percentage interest of the assets to be acquired by us, approximately 61% to 68% can be applied against revenues, royalties and operating expenses. Chevron's schedule of revenues, royalties and operating expenses include fee income as revenue. Paramount's accounting policy is to include fee income as a reduction of operating expenses and the pro forma financial statements included in this prospectus have been adjusted accordingly.

We have agreed to purchase all of the oil and natural gas assets in the Fort Liard area, which are also referred to in the financial statements included in this prospectus as the Fort Liard properties. The Fort Liard properties include the properties to be acquired by us in the Northwest Territories and in northeast British Columbia. Chevron's schedule of revenues, royalties and operating expenses include fee income as revenue. Paramount's accounting policy is to include fee income as a reduction of operating expenses and the pro forma financial statements included in this prospectus have been adjusted accordingly.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

AUDITORS' REPORT

To the Management of
Chevron Canada Resources

At the request of Chevron Canada Resources, we have audited the schedule of revenues, royalties and operating expenses for the year ended December 31, 2003 for the Kaybob properties. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Kaybob properties for the year ended December 31, 2003 in accordance with the basis of accounting disclosed in the notes.

PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

Calgary, Alberta

April 2, 2004

--------------------------------------------------------------------------------

CHEVRON CANADA RESOURCES
--------------------------------------------------------------------------------

KAYBOB PROPERTIES
SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                                           THREE MONTHS ENDED
                                                             YEAR ENDED         MARCH 31,
                                                            DECEMBER 31,   -------------------
                                                                2003         2004       2003
----------------------------------------------------------------------------------------------
                                                                               (UNAUDITED)
Revenues..................................................    $162,391     $ 38,782   $ 52,435
Royalties.................................................     (44,483)     (11,002)   (12,892)
                                                              --------     --------   --------
                                                               117,908       27,780     39,543
Operating Expenses........................................     (23,928)      (6,050)    (6,165)
                                                              --------     --------   --------
Excess of Revenue Over Operating Expenses.................      93,980       21,730     33,378
                                                              ========     ========   ========

    See accompanying notes to schedule of Revenues, Royalties, and Operating
                          Expenses for the Properties.

--------------------------------------------------------------------------------

CHEVRON CANADA RESOURCES
--------------------------------------------------------------------------------

KAYBOB PROPERTIES
NOTES TO SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2003

1.  BASIS OF PRESENTATION

The Schedule of Revenues, Royalties, and Operating Expenses includes the operating results relating to Chevron Canada Resource's interest in the following properties, which are collectively referred to as the Kaybob properties:

Kaybob Operated:           Simonette (A pool and B pool), Karr, Bluesky, Fox
                           Creek Viking, Kaybob North BHL Unit #1, Kaybob South
                           BHL Unit #3

Kaybob Non operated:       Kaybob Notikewan Gas Unit, Kaybob North BHL Gas Plant
                           #2, Triassic Unit, Kaybob South BHL Unit #1, Kaybob
                           South BHL Unit #2, Simonette Suncor, West Kaybob
                           Pinto, West Kaybob Musereau, West Kaybob Cecilia,
                           West Kaybob Elmworth, West Kaybob Kakwa

GORR:                      Kaybob, West Kaybob and Simonette

The Schedule of Revenues, Royalties, and Operating Expenses includes only those revenues and operating expenses which are directly related to the properties and does not include any expenses related to exploration, development, general and administrative costs, interest, and income taxes or any provision for depletion, depreciation, amortization, site restoration and abandonment costs.

2.  SIGNIFICANT ACCOUNTING POLICIES REVENUE (INCLUDES INCIDENTAL FEE INCOME)

Revenue amounts are calculated by multiplying the sales volume by a deemed price realization for each product as defined below:

Crude and condensate:      Established posted prices less transportation and
                           quality adjustments.

Gas: Either aggregator contract or average pool price across the entire marketing portfolio less transportation and related costs.

Natural Gas Liquids:       Established posted prices by component less
                           transportation and fractionation costs.

Operating expenses
Operating expenses include property and mineral taxes and licenses as well as all costs related to lifting, field gathering and transporting of products.

Excluded from operating expenses is own use fuel and Central Alberta Midstream gas processing costs. These costs do not necessarily reflect an industry rate.

Royalties
Royalties are recorded at the time the product is produced. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

AUDITORS' REPORT
To the Management of Chevron Canada Resources

At the request of Chevron Canada Resources, we have audited the schedule of revenues, royalties and operating expenses for the year ended December 31, 2003 for the Fort Liard properties. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Fort Liard properties for the year ended December 31, 2003 in accordance with the basis of accounting disclosed in the notes.

PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

Calgary, Alberta

April 2, 2004

--------------------------------------------------------------------------------

CHEVRON CANADA RESOURCES
--------------------------------------------------------------------------------

FORT LIARD PROPERTIES
SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                                             THREE MONTHS ENDED
                                                               YEAR ENDED         MARCH 31,
                                                              DECEMBER 31,   -------------------
                                                                  2003         2004       2003
------------------------------------------------------------------------------------------------
                                                                                 (UNAUDITED)
Revenues....................................................    $34,851      $ 6,870    $ 9,438
Royalties...................................................     (4,407)      (1,148)    (1,312)
                                                                -------      -------    -------
                                                                 30,444        5,722      8,126
Operating expenses..........................................     (8,347)      (1,801)    (2,187)
                                                                -------      -------    -------
Excess of revenue over operating expenses...................    $22,097      $ 3,921    $ 5,939
                                                                =======      =======    =======

         See accompanying notes to schedule of Revenues, Royalties, and
                     Operating Expenses for the Properties.

--------------------------------------------------------------------------------

CHEVRON CANADA RESOURCES
--------------------------------------------------------------------------------

FORT LIARD PROPERTIES
NOTES TO SCHEDULE OF REVENUES, ROYALTIES AND OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2003

1.  BASIS OF PRESENTATION

The Schedule of Revenues, Royalties, and Operating Expenses includes the operating results relating to Chevron Canada Resource's interest in the following properties, which are collectively referred to as the Fort Liard properties:

Operated:                        Fort Liard PL9

Non operated:                    Fort Liard PL11

The Schedule of Revenues, Royalties, and Operating Expenses includes only those revenues and operating expenses which are directly related to the properties and does not include any expenses related to exploration, development, general and administrative costs, interest, and income taxes or any provision for depletion, depreciation, amortization, site restoration and abandonment costs.

2.  SIGNIFICANT ACCOUNTING POLICIES REVENUE (INCLUDING INCIDENTAL FEE INCOME)

Revenue amounts are calculated by multiplying the sales volume by a deemed price realization for the product as defined below:

Gas: either aggregator contract or average pool price across the entire marketing portfolio less transportation and related costs.

Operating expenses
Operating expenses include property and mineral taxes and licenses as well as all costs related to lifting, field gathering and transportation, and processing of products. Own use fuel is excluded from operating expenses.

Royalties
Royalties are recorded at the time the product is produced. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

COMPILATION REPORT
ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of Paramount Resources Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Paramount Resources Ltd. ("the Company") as at March 31, 2004 and unaudited pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2003, and have performed the following procedures.

1. Compared the figures in the columns captioned "Paramount Resources Ltd." to the unaudited interim consolidated financial statements of the Company as at March 31, 2004 and for the three months then ended, and compared the figures in the column captioned "Paramount Resources Ltd. as Previously Reported" to the audited consolidated financial statements of the Company for the year ended December 31, 2003, as appropriate, and found them to be in agreement.

2. Compared the figures in the columns captioned "Proposed Acquisition" to the unaudited schedules of revenues, royalties and operating expenses for the Kaybob properties and to the schedules of revenues, royalties and operating expenses for the Fort Liard properties, for the three months ended March 31, 2004 or the audited schedules of revenues, royalties and operating expenses for the Kaybob properties and to the schedules of revenues, royalties and operating expenses for Fort Liard properties for the year ended December 31, 2003, as appropriate, adjusted for the individual working interest ownership percentage to be acquired by the Company, and found them to be in agreement.

3. Compared the figures in the columns captioned "Trust Transaction" to the Company's accounting records and found them to be in agreement.

4. Compared the figures in the column captioned "Effect of Recent Accounting Pronouncement" to the Company's accounting records and found them to be in agreement.

5. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

    (a)  the basis for determination of the pro forma adjustments; and

    (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

    The officials:

    (a) described to us the basis for determination of the pro forma adjustments; and

    (b) stated that the pro forma statements comply as to form in all material respects with the applicable regulatory requirements.

6. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Paramount Resources Ltd.", "Effect of Recent Accounting Pronouncement", "Proposed Acquisition" and "Trust Transaction" as at March 31, 2004 and for the three months then ended, and for the year ended December 31, 2003, as appropriate, and found the amounts in the columns captioned "Paramount Resources Ltd. Restated" and "Pro forma consolidated" to be arithmetically correct.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

                                                           /S/ ERNST & YOUNG LLP
                                                           CHARTERED ACCOUNTANTS
Calgary, Canada
June 17, 2004

Comments for United States readers on differences between Canadian and United States reporting standards

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. United States standards do not provide for the issuance of such a report on the compilation of pro forma financial statements. To report in conformity with United States standards on the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the procedures contemplated in the compilation report. Consequently, under United States standards, we would be unable to issue such a compilation report on the accompanying unaudited pro forma consolidated financial statements.

                                                           /S/ ERNST & YOUNG LLP
                                                           CHARTERED ACCOUNTANTS
Calgary, Canada
June 17, 2004

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED BALANCE SHEET
(UNAUDITED) AS AT MARCH 31, 2004
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                    PARAMOUNT       PROPOSED             PRO FORMA
                                                  RESOURCES LTD.   ACQUISITION   NOTE   CONSOLIDATED
----------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Short-term investments..........................    $   17,652      $     --             $    17,652
Accounts receivable.............................        82,434            --                  82,434
Financial instruments...........................         4,095            --                   4,095
Prepaid expenses................................         2,298            --                   2,298
                                                    ----------      --------             -----------
                                                       106,479            --                 106,479
                                                    ----------      --------             -----------
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, at cost..........     1,557,191       215,847     2(a)      1,773,038
Accumulated depletion and depreciation..........      (457,075)           --                (457,075)
                                                    ----------      --------             -----------
                                                     1,100,116       215,847               1,315,963
GOODWILL........................................        31,621            --                  31,621
OTHER ASSETS....................................         6,943         3,000     2(a)          9,943
                                                    ----------      --------             -----------
                                                    $1,245,159      $218,847             $ 1,464,006
                                                    ==========      ========             ===========
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities........    $  128,672      $  3,000     2(a)    $   131,672
Financial instruments...........................        14,300            --                  14,300
Current portion of long-term debt...............         1,468            --                   1,468
                                                    ----------      --------             -----------
                                                       144,440         3,000                 147,440
                                                    ----------      --------             -----------
LONG-TERM DEBT..................................       344,930       189,000     2(a)        533,930
ASSET RETIREMENT OBLIGATIONS....................        65,417        26,847     2(a)         92,264
FUTURE INCOME TAXES.............................       199,471                               199,471
                                                    ----------      --------             -----------
                                                       609,818       215,847                 825,665
                                                    ----------      --------             -----------
SHAREHOLDERS' EQUITY
SHARE CAPITAL...................................       197,702            --                 197,702
CONTRIBUTED SURPLUS.............................         1,333            --                   1,333
RETAINED EARNINGS...............................       291,866            --                 291,866
                                                    ----------      --------             -----------
                                                       490,901            --                 490,901
                                                    ----------      --------             -----------
                                                    $1,245,159      $218,847             $ 1,464,006
                                                    ==========      ========             ===========

See accompanying notes to the unaudited interim pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
(UNAUDITED) FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                 PARAMOUNT       PROPOSED                  PRO FORMA
                                               RESOURCES LTD.   ACQUISITION     NOTE      CONSOLIDATED
------------------------------------------------------------------------------------------------------
REVENUE
Petroleum and natural gas sales..............     $105,504        $30,435     2(a)(i)       $135,939
Loss on financial instruments................       (6,462)            --                     (6,462)
Royalties (net of ARTC)......................      (20,935)        (7,789)    2(a)(i)        (28,724)
Other income.................................        1,072             --                      1,072
                                                  --------        -------                   --------
                                                    79,179         22,646                    101,825
                                                  --------        -------                   --------
EXPENSES
Operating....................................       18,487          5,397     2(a)(i)         23,884
Interest.....................................        4,338          2,473     2(a)(iv)         6,811
General and administrative...................        5,840             --                      5,840
Lease rentals................................        1,234             --                      1,234
Geological and geophysical...................        3,992             --                      3,992
Dry hole costs...............................        3,015             --                      3,015
Gain on sales of property and equipment......         (445)            --                       (445)
Accretion of asset retirement obligations....        1,246            529     2(a)(ii)         1,775
Depletion and depreciation...................       42,140         10,460     2(a)(iii)       52,600
Unrealized foreign exchange loss on US
  debt.......................................        2,590             --                      2,590
                                                  --------        -------                   --------
                                                    82,437         18,859                    101,296
                                                  --------        -------                   --------
(LOSS) EARNINGS BEFORE TAXES.................       (3,258)         3,787                        529
                                                  --------        -------                   --------
INCOME AND OTHER TAXES
Large corporations tax and other.............          776             98     2(a)(v)            874
Future income tax (recovery) expense.........       (7,213)         1,922     2(a)(vi)        (5,291)
                                                  --------        -------                   --------
                                                    (6,437)         2,020                     (4,417)
                                                  --------        -------                   --------
NET EARNINGS FOR THE PERIOD..................     $  3,179        $ 1,767                   $  4,946
                                                  ========        =======                   ========
NET EARNINGS PER COMMON SHARE
Basic........................................     $   0.05                                  $   0.08
Diluted......................................     $   0.05                                  $   0.08
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
  (THOUSANDS OF SHARES)
Basic........................................       59,560                                    59,560
Diluted......................................       60,209                                    60,209

    See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
(UNAUDITED) FOR THE YEAR ENDED DECEMBER 31, 2003
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                               PARAMOUNT
                               RESOURCES      EFFECT OF     PARAMOUNT
                                LTD. AS        RECENT       RESOURCES
                               PREVIOUSLY    ACCOUNTING       LTD.       PROPOSED                   TRUST
                                REPORTED    PRONOUNCEMENT   RESTATED    ACQUISITION     NOTE     TRANSACTION     NOTE
------------------------------------------------------------------------------------------------------------------------
REVENUE
Petroleum and natural gas
  sales......................   $434,059       $    --      $434,059     $139,181     2(a)(i)     $(33,725)    2(b)(iii)
Commodity hedging loss.......    (53,204)           --       (53,204)          --                    5,341     2(b)(vi)
Royalties (net of ARTC)......    (82,512)           --       (82,512)     (31,903)    2(a)(i)        2,217     2(b)(iii)
Loss on sale of
  investments................     (1,020)           --        (1,020)          --                       --
Other income.................      2,012            --         2,012           --                       --
                                --------       -------      --------     --------                 --------
                                 299,335            --       299,335      107,278                  (26,167)
                                --------       -------      --------     --------                 --------
EXPENSES
Operating....................     81,193            --        81,193       22,331     2(a)(i)       (5,158)    2(b)(iii)
Interest.....................     19,917            --        19,917        9,893     2(a)(iv)      (2,586)    2(b)(i)
General and administrative...     19,898            --        19,898           --                     (255)    2(b)(ii)
Bad debt expense.............      5,977            --         5,977           --                       --
Lease rentals................      3,574            --         3,574           --                       --
Geological and geophysical...      8,450            --         8,450           --                       --
Dry hole costs...............     36,600            --        36,600           --                       --
Loss on sales of property and
  equipment..................      3,660            --         3,660           --                       --
Provision for future site
  restoration and abandonment
  costs......................      4,462          (418)        4,044        2,114     2(a)(ii)        (258)    2(b)(iv)
Depletion and depreciation...    163,413         2,889       166,302       35,821     2(a)(iii)     (5,024)    2(b)(iv)
Write down of petroleum and
  natural gas properties.....     10,418            --        10,418           --                       --
Unrealized foreign exchange
  gain on US debt............     (1,566)           --        (1,566)          --                       --
                                --------       -------      --------     --------                 --------
                                 355,996         2,471       358,467       70,159                  (13,281)
                                --------       -------      --------     --------                 --------
(LOSS) EARNINGS BEFORE
  TAXES......................    (56,661)       (2,471)      (59,132)      37,119                  (12,886)
                                --------       -------      --------     --------                 --------
INCOME AND OTHER TAXES
Large corporations tax and
  other......................      2,875            --         2,875          467     2(a)(v)           --
Future income tax (recovery)
  expense....................    (62,169)       (1,031)      (63,200)      16,058     2(a)(vi)      (4,293)    2(b)(v)
                                --------       -------      --------     --------                 --------
                                 (59,294)       (1,031)      (60,325)      16,525                   (4,293)
                                --------       -------      --------     --------                 --------
NET EARNINGS (LOSS) FOR THE
  YEAR.......................   $  2,633       $(1,440)     $  1,193     $ 20,594                 $ (8,593)
                                ========       =======      ========     ========                 ========
NET EARNINGS PER COMMON SHARE
Basic........................   $   0.04       $ (0.02)     $   0.02
Diluted......................   $   0.04       $ (0.02)     $   0.02
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING
  (THOUSANDS OF SHARES)
Basic........................     60,098                      60,098
Diluted......................     60,472                      60,472


                                 PRO FORMA
                               CONSOLIDATED
-----------------------------  -------------
REVENUE
Petroleum and natural gas
  sales......................    $ 539,515
Commodity hedging loss.......      (47,863)
Royalties (net of ARTC)......     (112,198)
Loss on sale of
  investments................       (1,020)
Other income.................        2,012
                                 ---------
                                   380,446
                                 ---------
EXPENSES
Operating....................       98,366
Interest.....................       27,224
General and administrative...       19,643
Bad debt expense.............        5,977
Lease rentals................        3,574
Geological and geophysical...        8,450
Dry hole costs...............       36,600
Loss on sales of property and
  equipment..................        3,660
Provision for future site
  restoration and abandonment
  costs......................        5,900
Depletion and depreciation...      197,099
Write down of petroleum and
  natural gas properties.....       10,418
Unrealized foreign exchange
  gain on US debt............       (1,566)
                                 ---------
                                   415,345
                                 ---------
(LOSS) EARNINGS BEFORE
  TAXES......................      (34,899)
                                 ---------
INCOME AND OTHER TAXES
Large corporations tax and
  other......................        3,342
Future income tax (recovery)
  expense....................      (51,435)
                                 ---------
                                   (48,093)
                                 ---------
NET EARNINGS (LOSS) FOR THE
  YEAR.......................    $  13,194
                                 =========
NET EARNINGS PER COMMON SHARE
Basic........................    $    0.22
Diluted......................    $    0.22
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING
  (THOUSANDS OF SHARES)
Basic........................       60,098
Diluted......................       60,472

    See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
1.  BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of earnings of Paramount Resources Ltd. ("Paramount" or the "Company") have been prepared for inclusion in this prospectus and US registration statement (collectively the "Prospectus") to reflect both the acquisition of certain oil and natural gas properties in Western Canada and Northwest Territories (the "Proposed Acquisition"), as described in note 2(a), and the disposition of assets to Paramount Energy Trust (the "Trust"), as described in note 2(b) (the "Trust Transaction").

The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of earnings have been prepared by management based upon information derived from the audited consolidated financial statements of Paramount for the year ended December 31, 2003, the unaudited consolidated financial statements of Paramount as at and for the three month period ended March 31, 2004, the unaudited schedules of revenues, royalties and operating expenses for the Kaybob properties and the unaudited schedules of revenues, royalties and operating expenses for the Fort Liard properties for the three months ended March 31, 2004, and the audited schedules of revenues, royalties and operating expenses for the Kaybob properties and the audited schedules of revenues, royalties and operating expenses for the Fort Liard properties for the year ended December 31, 2003. In the opinion of management of Paramount, the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of earnings have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include all adjustments necessary for the fair presentation of the transactions described in notes 2 and 3. The unaudited pro forma consolidated statements of earnings for the three month period ended March 31, 2004 and the year ended December 31, 2003 give effect to the Proposed Acquisition and the Trust Transaction as if they had taken place on January 1, 2003. The unaudited pro forma consolidated balance sheet as at March 31, 2004 gives effect to the Proposed Acquisition as if it had taken place on March 31, 2004.

Accounting policies used in the preparation of the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of earnings are consistent with those used in the historical financial statements of Paramount except as described in note 3. Accordingly, they should be read in conjunction with Paramount's unaudited consolidated financial statements as at and for the three months ended March 31, 2004 and its audited consolidated financial statements as at and for the year ended December 31, 2003.

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of earnings may not be indicative of the results of the operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

2.  PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

(A)  Proposed acquisition
On May 25, 2004, Paramount announced that it had entered into an agreement to complete the Proposed Acquisition for $189 million, subject to adjustments. The acquisition is expected to be completed on or about June 30, 2004. The Company has arranged for a $180 million non-revolving bridge financing with a Canadian chartered bank. The bridge financing and the Company's existing

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

credit facility will be used to finance the Proposed Acquisition of $189 million. $3.0 million of financing charges related to the bridge financing have been capitalized to other assets and will be amortized over 5 years.

The following table summarizes the estimated fair value of the net assets acquired:

Property, plant, and equipment..............................  $215,847
Less: Asset retirement obligation...........................    26,847
                                                              --------
                                                              $189,000
                                                              ========

The unaudited pro forma consolidated statements of earnings for the three months ended March 31, 2004 and the year ended December 31, 2003, give effect to the Proposed Acquisition and take into account the following adjustments:

(i) Revenues, royalties and operating expenses that relate to the oil and natural gas properties being acquired have been added for the three month period ended March 31, 2004 and the year ended December 31, 2003. These amounts have been determined by applying the working interest being acquired by the Company in the Proposed Acquisition to the relevant schedules of revenue, royalties and operating expenses for the Kaybob and Fort Liard properties prepared by Chevron Canada Limited and Chevron Canada Reserves as follows:

                                             THREE MONTHS ENDED MARCH 31, 2004
                              ----------------------------------------------------------------
                                                                                  PARAMOUNT'S
                              CHEVRON    PARAMOUNT'S                              NET SHARE OF
                               KAYBOB    NET SHARE OF    CHEVRON     FEE INCOME    KAYBOB AND
                              (GROSS)       KAYBOB      FORT LIARD    RECLASS      FORT LIARD
----------------------------------------------------------------------------------------------
                                                 (IN THOUSANDS OF DOLLARS)
Revenues....................   $38,782     $ 24,285      $  6,870     $  (720)      $30,435
Royalties...................   (11,002)      (6,641)       (1,148)                   (7,789)
                              --------     --------      --------     -------       -------
                                27,780       17,644         5,722        (720)       22,646
Operating expenses..........    (6,050)      (4,316)       (1,801)        720        (5,397)
                              --------     --------      --------     -------       -------
Excess of revenues over
  operating expenses........   $21,730     $ 13,328      $  3,921     $    --       $17,249
                              ========     ========      ========     =======       =======

                                               YEAR ENDED DECEMBER 31, 2003
                             ----------------------------------------------------------------
                                                                                 PARAMOUNT'S
                             CHEVRON    PARAMOUNT'S                              NET SHARE OF
                              KAYBOB    NET SHARE OF    CHEVRON     FEE INCOME    KAYBOB AND
                             (GROSS)       KAYBOB      FORT LIARD    RECLASS      FORT LIARD
---------------------------------------------------------------------------------------------
                                                (IN THOUSANDS OF DOLLARS)
Revenues...................  $162,391     $106,914      $34,851      $(2,584)      $139,181
Royalties..................   (44,483)     (27,496)      (4,407)                    (31,903)
                             --------     --------      -------      -------       --------
                              117,908       79,418       30,444       (2,584)       107,278
Operating expenses.........   (23,928)     (16,568)      (8,347)       2,584        (22,331)
                             --------     --------      -------      -------       --------
Excess of revenues over
  operating expenses.......   $93,980      $62,850      $22,097       $   --        $84,947
                             ========     ========      =======      =======       ========

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(ii) Asset retirement obligations assumed as a result of the Proposed Acquisition, have resulted in accretion of asset retirement obligations increasing by $0.5 million and $2.1 million for the three month period ended March 31, 2004 and the year ended December 31, 2003, respectively.

(iii) For the three months ended March 31, 2004 and the year ended December 31, 2003, depletion and depreciation expense has been increased by $10.5 million and $35.8 million, respectively, to reflect the pro forma increase in the carrying value of property, plant and equipment of $215.8 million as a result of the Proposed Acquisition.

(iv) Interest expense has been increased by $2.5 million and $9.9 million for the three month period ended March 31, 2004 and the year ended December 31, 2003, respectively, as a result of the interest on $189 million increase in Paramount's debt to fund the Proposed Acquisition and amortization of $3.0 million of other assets. Interest has been recorded at 5.0% per annum on the $180 million bridge financing and 3.25% per annum on the $9 million increase in the Company's existing credit facility.

(v) Large corporations tax has been increased by $0.1 million and $0.5 million for the three month period ended March 31, 2004 and the year ended December 31, 2003, respectively, as a result of the increase in Paramount's long-term debt.

(vi) Future income tax recovery has decreased by $1.9 million and $16.1 million for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments described above.

(B)  Trust transaction
During 2003, Paramount completed the formation and restructuring of the Trust through the following transactions:

- On February 3, 2003, Paramount transferred to the Trust natural gas properties in the Legend area of Northeast Alberta for net proceeds of $28 million and 9,907,767 units of the Trust.

- On February 3, 2003, Paramount declared a dividend-in-kind of $51 million, consisting of an aggregate of 9,907,767 units of the Trust. The dividend was paid to all holders of Paramount common shares of record on the close of business on February 11, 2003. The dividend was declared after the Trust received all regulatory clearances with respect to its final prospectus and registration statement in the United States. The final prospectus and registration statement qualified and registered (i) the Dividend Trust Units,
   (ii) rights to purchase further Trust Units, and (iii) the Trust Units issuable upon exercise of the Rights.

- On March 11, 2003, in conjunction with the closing of a rights offering by the Trust, Paramount disposed of additional natural gas properties in Northeast Alberta to Paramount Operating Trust for net proceeds of $167 million.

The unaudited pro forma consolidated statement of earnings for the year ended December 31, 2003 gives effect to the Trust Transaction and takes into account the following adjustments:

(i) Decrease in interest expense of $2.6 million due to the assumed reduction in Paramount's debt of $250 million resulting from the cash consideration received. Interest has been recorded at

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

       11.5% per annum on Paramount's bridge facility of $61.9 million and 6% per annum on the decrease in Paramount's production facility of $188.1 million.

(ii) General and administrative expenses have been decreased by $0.3 million as a result of the disposition of assets to the Trust. General and administrative expenses were allocated to the Trust based on the proportion of Paramount employees that were associated with the Trust assets.

(iii) Revenues, royalties and operating expenses that related specifically to the Trust assets have been removed as follows:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2003
-------------------------------------------------------------------------------
Petroleum and natural gas sales.............................       $33,725
Royalties (net of ARTC).....................................       $ 2,217
Operating expenses..........................................       $ 5,158

(iv) The provisions for depletion and depreciation, and accretion of asset retirement obligations for the year ended December 31, 2003 have been reduced by $5.0 million and $0.3 million, respectively, due to lower production levels as a result of the disposition of the Trust assets. The reduction was determined based on proportionate oil and gas production levels of the Trust assets as compared to the remainder of Paramount's oil and gas assets.

(v) Future income tax has been adjusted to account for the Trust transaction. For the year ended December 31, 2003, the increase in future income tax recovery was $4.3 million and the reduction in large corporations tax and other tax expense was $nil.

(vi) Commodity hedging losses have been allocated to the Trust based on proportionate oil and gas revenues for the Trust assets as compared to oil and gas revenues for the remainder of Paramount's assets. For the year ended December 31, 2003, the commodity hedging losses allocated to the Trust were $5.3 million.

3.  EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

On January 1, 2004, Paramount retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants, ("CICA") recommendations on Asset Retirement Obligations, which requires liability recognition for fair value of retirement obligations associated with long-lived assets. As a result of the retroactive adoption of this recommendation, the following adjustments have been applied to Paramount's unaudited pro forma consolidated statement of earnings for the years ended December 31, 2003 and 2002: Paramount's accretion of asset retirement obligations has decreased by $0.4 million and $1.1 million, respectively; depletion and depreciation has increased by $2.9 million and $4.6 million, respectively; and future income tax recovery has increased by $1.0 million and $2.4 million, respectively.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

4. RECONCILIATION OF PRO FORMA FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The application of United States generally accepted accounting principles ("US GAAP") would have the following effects on Paramount's unaudited pro forma consolidated net earnings:

                                                               THREE MONTH
                                                              PERIOD ENDING       YEAR ENDED
                                                              MARCH 31, 2004   DECEMBER 31, 2003
------------------------------------------------------------------------------------------------
Pro forma net earnings for the period.......................      $4,946            $13,194
Adjustments, net of tax
Forward foreign exchange contracts and other financial
  instruments(a)............................................          --              3,411
Impairments and related change in depletion and
  depreciation(c)...........................................       1,088              6,762
Short-term investments(d)...................................         112                428
General and administrative(f)...............................        (101)             1,049
Earnings from discontinued operations(g)....................          --             (8,593)
Earnings before discontinued operations and change in
  accounting policy for the period--US GAAP.................      $6,045            $16,251
                                                                  ------            -------
Earnings from discontinued operations(g)....................          --              8,593
Change in accounting policy--asset retirement
  obligations(h)............................................          --             (4,127)
                                                                  ------            -------
Net earnings for the period--US GAAP........................      $6,045            $20,717
                                                                  ======            =======
Net earnings before discontinued operations and change in
  accounting policy per common share--US GAAP
  Basic.....................................................      $ 0.10            $  0.27
  Diluted...................................................      $ 0.10            $  0.27
Net earnings per common share--US GAAP
  Basic.....................................................      $ 0.10            $  0.34
  Diluted...................................................      $ 0.10            $  0.34

The application of US GAAP would have the following effect on the unaudited pro forma consolidated balance sheet at March 31, 2004:

                                                              CANADIAN GAAP    US GAAP
----------------------------------------------------------------------------------------
Short-term investments(d)...................................   $   17,652     $   18,552
Property, plant and equipment(c)............................    1,315,963      1,213,063

LIABILITIES
Financial instruments(a)....................................       14,300         12,632
Future income taxes(c)(d)(f)................................      199,471        161,338

SHAREHOLDER'S EQUITY
Contributed surplus(f)......................................           --            101
Retained earnings(c)(d)(f)..................................   $  291,866     $  230,273

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F- 18

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(A)  FORWARD FOREIGN EXCHANGE CONTRACTS AND OTHER FINANCIAL INSTRUMENTS
Prior to January 1, 2004, Paramount had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in income concurrently with the hedged transaction. Accordingly, the fair value of contracts deemed to be hedges was not previously reflected in the statements of earnings. As disclosed in Note 2 of the unaudited interim consolidated financial statements as at and for the three months ended March 31, 2004, effective January 1, 2004, the Company has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes thus eliminating a US GAAP/Canadian GAAP difference in future periods.For US purposes, the Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. With the adoption of this standard, all derivative instruments are recognized on the consolidated balance sheet at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Management has not designated any of the currently held financial instruments as hedges for US GAAP purposes and accordingly, these derivatives have been recognized on the pro forma consolidated balance sheet at fair value with the change in their fair value recognized in earnings.

Under US GAAP for the three month period ending March 31, 2004, the deferred financial instrument asset of $3.3 million and the deferred financial instrument liability of $1.8 million described in note 2 of the unaudited interim consolidated financial statements as at March 31, 2004 and for the three months then ended would not be recorded for US GAAP purposes. For the year ended December 31, 2003, additional income of $5.7 million (net of tax--$3.4 million) would have been recorded for US GAAP purposes.

(B)  FUTURE INCOME TAXES
The Canadian liability method of accounting for income taxes is similar to the provisions of US SFAS No. 109 "Accounting for Income Taxes", which requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in Paramount's pro forma financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. For the three month period ending March 31, 2004 and the year ended December 31, 2003, this difference did not impact Paramount's financial position or results of operations.

(C)  IMPAIRMENTS
Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets which eliminated this US/Canadian GAAP difference going forward. For the three month period ending March 31, 2004, and the year ended December 31, 2003, no impairment charge would be recorded and a reduction in depletion and

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

depreciation expense of $1.8 million (net of tax--$1.1 million) and $11.3 million (net of tax--$6.8 million), respectively, would be recorded due to impairment charges recorded in fiscal 2002 and 2001 under US GAAP. The resulting differences in recorded carrying values of impaired assets result in further differences in depletion and depreciation expense in subsequent periods.

(D)  SHORT-TERM INVESTMENTS
Under US GAAP, equity securities that are bought and sold in the short-term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings until the security is sold. As at March 31, 2004 and December 31, 2003, the Company had unrealized holding gains of $0.9 million (net of tax--$0.5 million) and $0.7 million (net of tax--$0.4 million), respectively. The net increase of $0.2 million (net of tax--$0.1 million) has been recorded for US GAAP purposes for the three months ended March 31, 2004.

(E)  OTHER COMPREHENSIVE INCOME
Under US GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these unaudited pro forma consolidated financial statements, there are no comprehensive income items other than net earnings.

(F)  STOCK-BASED COMPENSATION
The Company has granted stock options to selected employees, directors and officers. For US GAAP purposes, SFAS 123, "Accounting for Stock-Based Compensation", requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost.

The following table summarizes the pro forma effect on earnings had the Company recorded the fair value of options granted:

                                                               THREE MONTH
                                                              PERIOD ENDING       YEAR ENDED
                                                              MARCH 31, 2004   DECEMBER 31, 2003
------------------------------------------------------------------------------------------------
Net earnings for the period--US GAAP........................      $6,045            $20,717
Stock-based compensation determined under the fair value
  based method for all awards, net of related tax effects...         101             (1,049)
                                                                  ------            -------
Pro forma net earnings--US GAAP.............................      $6,146            $19,668
                                                                  ======            =======
Net earnings per common share
Basic
  As reported...............................................      $ 0.10            $  0.34
  Pro forma.................................................      $ 0.10            $  0.33
Diluted
  As reported...............................................      $ 0.10            $  0.34
  Pro forma.................................................      $ 0.10            $  0.33

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Under APB Opinion 25, the re-pricing of outstanding stock options under a fixed price stock option plan results in these options being accounted for as variable price options from the date of the modification until they are exercised, forfeited or expire. For the three months ended March 31, 2004, an additional $0.7 million (year ended December 31, 2003--$0.2 million) would have been recorded as general and administrative expense related to the re-pricing of outstanding stock options and for the three months ended March 31, 2004, $0.6 million (year ended December 31, 2003--$1.2 million) of general and administrative expenses related to stock options under Canadian GAAP would be reversed as the Company has chosen not to account for its options using the fair value method under SFAS 123.

(G)  DISCONTINUED OPERATIONS
Under US GAAP, the Trust Transaction as described in note 2(b) would be accounted for as discontinued operations as the applicable criteria set out in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" had been met. Accordingly, net earnings from discontinued operations would have totalled $nil for the three months ended March 31, 2004 and $12.9 million (net of tax--$8.6 million), or $0.14 per basic and diluted common share for the year ended December 31, 2003.

(H)  ASSET RETIREMENT OBLIGATIONS
The Company has retroactively adopted, with restatement, the CICA recommendations on Asset Retirement Obligations, see note 2 of the unaudited interim consolidated financial statements as at and for the three months ended March 31, 2004. For US GAAP purposes, the Company has adopted SFAS No. 143, Accounting for Asset Retirement Obligations effective January 1, 2003. For US GAAP, the cumulative impact upon adoption of SFAS No. 143 for the year ended December 31, 2003, is a $6.8 million (net of tax--$4.1 million) charge to earnings or $0.07 per basic and diluted common share. For Canadian GAAP purposes, upon adoption on January 1, 2004, the retroactive effect of this pronouncement on prior years was reflected in opening retained earnings for the earliest period presented.

--------------------------------------------------------------------------------

                         (Paramount resources ltd logo)

                               Offer to Exchange

              US$133,256,000 Aggregate Principal Amount of 7 7/8%
                             Senior Notes Due 2010
                      (CUSIP 699320AA5, ISIN US699320AA59)

                                      and

               US$81,250,000 Aggregate Principal Amount of 8 7/8%
                             Senior Notes Due 2014
                      (CUSIP 699320AB3, ISIN US699320AB33)

                                      for

                US$214,506,000 Aggregate Principal Amount of 8%
                             Senior Notes Due 2012

                                      and

                                      Cash

                                      and

          Solicitation of Consents to Amendments to Related Indentures
                             ---------------------
                PROSPECTUS SUPPLEMENT AND SOLICITATION STATEMENT

                               DECEMBER 15, 2004
                             ---------------------
             The Exchange Agent for the Offer and Solicitation is:
               THE BANK OF NOVA SCOTIA TRUST COMPANY OF NEW YORK

                         One Liberty Plaza, 23rd Floor
                               New York, NY 10006
                           Telephone: (212) 225-5427
                           Facsimile: (212) 225-5436
                              Attention: Pat Keane

            The Information Agent for the Offer and Solicitation is:
                     GLOBAL BONDHOLDER SERVICES CORPORATION

                             65 Broadway--Suite 704
                               New York, NY 10006
                            Attn: Corporate Actions
                     Banks and Brokers call: (212) 430-3774
                           Toll-free: (866) 470-4200

      The Dealer Manager for the Offer and the Solicitation Agent for the
                                Solicitation is:
                              UBS INVESTMENT BANK

                              677 Washington Blvd.
                               Stamford, CT 06901
                           Telephone: (203) 719-4210
                      US Toll-Free: (888) 722-9555 x 4210
                     Attention: Liability Management Group